17


06016118

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Dixons Group PLC

*CURRENT ADDRESS

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02331   FISCAL YEAR 4-29-06

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 8/18/06

082-03331
Dixons Group PLC

4-29-06


PC WORLD
The Computer Superstore
ΚΩΤΣΟΒΟΛΟΣ
ELKJØP
Dixons
GIGA
ELECT
PC WORLD
Computer Supers

DSG international plc

Annual Report and Accounts 2005/06

6 "An achievement of which all our employees can feel proud"


THE QUEEN'S AWARDS
FOR ENTERPRISE:
INTERNATIONAL TRADE
2006

11 Business Performance

16 Financial Performance

21 Our CR Philosophy

30 Directors' Report

124 Five Year Record

Contents

Financial Highlights

Underlying Group sales(i)
£million

£7,072.0 million +8%

Year	£million
05/06	7,072.0
04/05	6,554.4
03/04	6,050.6
02/03	5,367.5
01/02	4,501.6

Underlying profit before taxation(i)
£million

£317.6 million +8%

Year	£million
05/06	317.6
04/05	295.3
03/04	300.9
02/03	254.5
01/02	222.4

Adjusted diluted earnings per share(i)
pence

12.1 pence +9%

Year	pence
05/06	12.1
04/05	11.1
03/04	11.4
02/03	10.2
01/02	9.0

Dividends per share
pence

8.45 pence +5%

Year	pence
05/06	8.450
04/05	8.050
03/04	7.320
02/03	6.655
01/02	6.050

(i) Underlying and adjusted figures exclude the effects of The Link operations to be discontinued, amortisation of acquired intangibles, net restructuring charges and other one off items, profit on sale of subsidiaries, investments and business assets and net fair value remeasurement gains on financial instruments. ▤ Figures for 2004/05 and 2005/06 are presented under International Financial Reporting Standards (IFRS). ☐ Figures for 2001/02, 2002/03 and 2003/04 are presented under UK GAAP as previously reported and have not been restated for any new UK accounting standards which may now apply.

Our Brands

We currently report to you in three operating divisions; Electricals, Computing and Communications. Following the acquisition of Fotovista and after completing the sale of our shareholding in The Link Stores Limited, this will become Electricals, Computing and e-commerce. The latter will comprise Dixons.co.uk and Fotovista.

Currys *

UK's biggest chain of electrical superstores.

Sales
£1,985m

Stores 357 | Employees 9,204

Selling space (sq ft)
4,387,000

www.currys.co.uk

ELKJØP

The leading Nordic electrical retailer.

Sales
£1,155m

Stores 221 | Employees 5,105

Selling space (sq ft)
3,181,000

www.elkjøp.no
www.elgiganten.se
www.elgiganten.dk
www.elko.is
www.gigantti.fi
www.lefdal.com
www.markantalo.fi

ΚΩΤΣΟΒΟΛΟΣ

Greece's leading electrical retailer.

Sales
£263m

Stores 77 | Employees 1,727

Selling space (sq ft)
671,000

www.kotsovolos.gr

Dixons *

UK's first for new technology and low web prices.

Sales
£680m

Stores 211 | Employees 3,306

Selling space (sq ft)
619,000

www.dixons.co.uk

UniEuro

No. 2 electrical retailer in Italy.

Sales
£633m

Stores 110 | Employees 2,507

Selling space (sq ft)
2,111,000

www.unieuro.com

ELECTRO WORLD

Award-winning electrical stores in Hungary, the Czech Republic and Poland.

Sales
£119m

Stores 16 | Employees 1,089

Selling space (sq ft)
578,000

www.electroworld.com

*In April 2006, the Dixons brand was relaunched as a pure-play online retailer and its 190 High Street stores were converted to the Currys brand, creating a 550-strong chain with more than 12,000 employees. Dixons Tax Free remains with 21 stores and 380 employees.

Ireland ●

Dixons | Currys | PC World

Ireland's leading electrical retailer.

Sales
£103m

Stores 21 | Employees 644

Selling space (sq ft)
211,000

www.currys.ie
www.dixons.ie
www.pcworld.ie

PC World — The Computer Superstore ▲

UK's biggest chain of computing superstores.

Sales
£1,369m

Stores 151 | Employees 5,872

Selling space (sq ft)
2,421,000

www.pcworld.co.uk

Genesis Communications □

Direct sales of mobile phones and services to UK businesses.

Sales
£88m

Employees
403

www.genesis-communications.com

PC World Business ▲

Market beating deals for UK businesses and the public sector.

Sales
£377m

Employees
896

www.pcwb.com

PC City — Computer Superstore ▲

Specialist computing superstores in Spain, France, Italy and Sweden.

Sales
£288m

Stores 51 | Employees 1,673

Selling space (sq ft)
875,000

www.pccity.es
www.pccity.fr
www.pccity.it
www.pccity.se

TheLink ■

Specialist retailer of communication products in the UK.

Sales
£331m

Stores 294 | Employees 2,257

Selling space (sq ft)
278,000

www.thelink.co.uk

● Electricals division
▲ Computing division
■ Communications division

Our Markets

During the year, the Group operated in 14 countries. Our acquisition of Fotovista on 3 July added operations in a further 13 countries. Our expansion into new markets creates the opportunity to leverage the benefits of our international scale through buying initiatives and cross-border integration of distribution and systems. We have set ourselves the target of entering at least one new country each year either through acquisition or start up.



Czech Republic
Electro World

Denmark
El Giganten

Ireland
Currys
Dixons
PC World

Finland
Gigantti
Markantalo

France
PC City

Greece
Kotsovolos

Hungary
Electro World



Iceland
Elko

Italy
UniEuro
PC City

Norway
Elkjøp
Lefdal Lavpris

Poland
Electro World

Spain
PC City

Sweden
El Giganten
PC City

UK
Currys
Dixons.co.uk
PC World and PC World Business
The Link
Genesis

United Kingdom


Currys
.digital

Dixons High Street stores were converted to the Currys brand, creating a 550-strong chain.

Poland



The opening of Electro World stores in Poland extended the chain into three countries.

European e-commerce


SOLDES
HAPPIX DAYS

Our acquisition of a majority stake in Fotovista brings the pan-European Pixmania brand into the Group.


ELKO
EL GIGANTEN
ELKJØP
LEFDAL
LAVPRIS
Markantalo
EL GIGANTEN
PC CITY
Computer Superstore
Currys
Dixons
PC WORLD
The Computer Superstore
PC WORLD
Business
TheLink
Genesis
Communications
Currys
Dixons
PC WORLD
The Computer Superstore
EL GIGANTEN
ELECTRO WORLD
ELECTRO WORLD
ELECTRO WORLD
PC CITY
Computer Superstore
UniEuro
PC CITY
Computer Superstore
ΚΩΤΣΟΒΟΛΟΣ
PC CITY
Computer Superstore

Chairman's Statement



Sir John Collins Chairman

In a year in which consumer spending in many of the major economies of Western Europe was subdued, your Company has produced satisfactory results in terms of profit and cash generation. In addition to paying dividends of £150 million, we completed the return of £200 million to shareholders through our share buy back programme.

Our strategy to grow the business both geographically and through the internet is leading to major investments which will help us fulfil our ambition to become the largest and most successful electrical retailer in the world outside North America. Our balance sheet has the capacity to support these investments and will be better utilised as a result.

Attention to operational efficiency enabled us to reduce our cost base by over £30 million. Distribution costs in the UK will be materially reduced by rationalising the current network of national and local warehouses into two mighty warehouses in Newark and Bristol supporting a network of strategically located stockless distribution centres. Comparable efficiencies in distribution are being implemented in Italy and have already been achieved in Scandinavia and Central Europe. A programme of selective outsourcing has enabled us to improve service standards whilst gaining efficiencies. Cost reduction and service improvements remain core objectives for the coming year.

Our two principal divisions, Electricals and Computing, are now well established under the leadership of Per Bjørgås and Kevin O'Byrne and are focused on capturing the significant cross-market synergies that come with growing internationalisation.

The internet provides an additional channel to the customer where our involvement will be immediately enhanced through the acquisition of Pixmania, operating internet sites in 26 countries across Europe. Nick Wilkinson is responsible for this development activity, and together with Stephen Carroll is evaluating further opportunities for geographical expansion.

The Group's increasing size also provides opportunities to leverage buying, strengthen supplier relationships and expand own label and exclusive brands. Within our divisions, buying teams now have Group responsibility. They are supported by Simon Turner who provides leadership in supplier relationships for both merchandise and non-merchandise procurement as well as ensuring our systems are fit for purpose. Our buying office in China is being reorganised to improve procurement and logistics.

Throughout the Group our obsession with range and price, to offer the best, is genetic and is the foundation of our pedigree. To match this with a comparable and consistent standard of customer service is both our goal and a prerequisite to curbing the appetite of the

Adapt, innovate and grow

A multi-channel specialist electrical retailer

hypermarkets to sell electricals. To deliver on this ambition, we continue to embrace the principles of *Being the Best*; customer surveys confirm encouraging progress.

It is with pleasure that I can report that our non-executive directors are all committed to a second three year term. Board performance has now been appraised for the third year, and individual contributions assessed for the second time. The quality of teamwork in the Board and the level of mutual respect between executives and non-executives are of a high standard, and the momentum to keep the company ahead of the game is very strong. David Longbottom, our Human Resources Director, retired in April after 19 years' service, the last three of them on the Board. We thank him for his contribution to both the Company and the Board. We wish Ben Bengougam success as the new Director of HR for the Group.

The Board's strong stewardship of corporate responsibility continues to ensure that performance matches the high standards of integrity that we demand of all our businesses in all of their relationships. In the environment, our standards in product specification and operational aspects are moving toward sector leadership from mere compliance. Similarly, attention to energy efficiency has been considerably raised. Financial donations to the community, of the order of one million pounds a year, will in future be channelled to four charities under the theme *Switched on Communities* where technology and training can radically improve the quality of life.

In another testing year for profit generation and in markets facing stiff competition, your Company is fortunate to have the experience, resilience and creativity of John Clare as Chief Executive. He is supported by an excellent management team, increasingly international in composition, and by more than 40,000 staff whose commitment is of the best. The Buncefield explosion which seriously damaged our headquarters in Hemel Hempstead saw John lead an impressive response from head office staff who worked from temporary offices and homes to support peak season activity in our stores without any loss of sales; a great tribute.

The recent Queen's Award for Enterprise, given to the Company in recognition of our successful expansion throughout Europe, is an achievement of which all our employees can feel proud.



Sir John Collins
Chairman


THE QUEEN'S AWARDS
FOR ENTERPRISE:
INTERNATIONAL TRADE
2006

Business and Financial Review



John Clare Group Chief Executive (left)
Kevin O'Byrne Group Finance Director (right)

	2005/06 £million	2004/05 £million	Year on year change
Underlying revenue	**7,072.0**	6,554.4	+8%
Profit before tax	**302.9**	332.5	–9%
Underlying profit before tax	**317.6**	295.3	+8%
Basic EPS	**11.7p**	12.5p	–6%
Adjusted diluted EPS	**12.1p**	11.1p	+9%

Group Chief Executive's overview

"The Group delivered a satisfactory trading performance over the year, despite difficult retail environments in some of our major markets.

I was particularly pleased with our trading performance in the second half, when good progress was made across all our operations. We gained share in all our markets during the period. An exciting array of new technology, including flat panel televisions, MP3 players, iPods, laptops and satellite navigation equipment, was in high demand in our stores and on our websites throughout Europe.

Our international businesses had a strong year, with operating profit growing 20 per cent year on year. We continue to leverage the benefits of our international scale through buying initiatives and cross-border integration of distribution and systems.

Half of the sales of our Electricals division now come from outside the UK and almost two-thirds of its profits are generated overseas. Growth will come from organic openings, further acquisitions and extending our franchise model into new and existing markets.

Growth for our Computing division will be driven by expansion into new markets and format development in the UK. Our stores will migrate from *Computer*

Our priorities are clear: international expansion, capital management, margin protection and cost efficiency

Superstores to *Computing* Superstores, with further emphasis on applications as we move towards greater integration of products in the home and convergence of the products themselves.

Dixons.co.uk is making good progress as a pure online retailer and will combine with Pixmania to form a new e-commerce division that offers our customers new levels of convenience and supports our multi-brand, multi-channel strategy throughout Europe.

I am pleased that we have reached commercial agreement in principle to sell our 60 per cent stake in The Link Stores Limited to O_2 (UK) Limited, subject to the agreement of legally binding documentation and other terms and conditions, for a cash sum of approximately £30 million. The competitive landscape for mobile phones, initially a retail market, has changed significantly and has become a market in which the profit opportunities can best be leveraged by the networks and telecom services providers. The sale of The Link to our existing partner will enable us to focus on our core multi-channel electrical and computing formats as we pursue our leadership ambitions across Europe.

DSG international is much fitter and leaner than ever before, and at the same time, bigger and stronger. We have a clear strategy to deliver our products in a retail theatre that appeals to our customers, be that in store, online or a combination of both through an integrated multi-channel strategy.

We remain cautious on the prospects for consumer confidence and expenditure over the next 12 months although we are confident of our ability to make further progress in our core product markets of vision, computing and major white goods. We plan to add new product categories over time.

Our ability to innovate our retail operations is our lifeblood. We are not afraid to try new formats, nor to change formats quickly, as in the case of moving Dixons online and rebranding all the stores in a short timeframe.

We continue to drive efficiencies and scale with our suppliers, but will also maximise the return of every pound spent in operating our business.

The world of retailing, especially electrical retailing, is now going global, catching up with the paths our major suppliers took many years ago. It will happen relatively quickly, and I am committed to ensuring that DSG international retains its position as one of the world's leading specialist electrical retailers in the years ahead.

Our priorities remain clear: we will continue our measured approach to international expansion, a significant engine of future growth; we will focus on capital management, margin protection and greater cost efficiency. This will allow us to continue to gain market share against our competitors."

Highlights

- Like for like sales[3] up 2 per cent on an underlying basis.[1]
- International operations deliver 19 per cent revenue growth and 20 per cent increase in operating profit.
- Group gross margins flat year on year.
- Cost savings of £32 million achieved in the period, with £25 million targeted in 2006/07.
- Strong Free Cash Flow[4] of £270.6 million (2004/05 £278.6 million).
- Proposed final dividend of 6.53 pence, making total dividends for the period of 8.45 pence per share, an increase of 5 per cent.
- £200 million share buy back programme completed during the year.
- Market share gains in all markets.
- Exclusive negotiations with O_2 (UK) Limited for the sale of The Link Stores Limited. Underlying results reported excluding The Link which is to be discontinued.[2]
- Dixons brand relaunched as pure-play online retailer; High Street stores converted to Currys brand, creating 550-strong chain.
- Acquisition of majority stake in Fotovista, extends e-commerce operations, with the Pixmania brand, to 26 European countries.
- New Polish stores extend Group operations to 14 countries.
- Acquisition of Markantalo consolidates market leadership in Finland.
- Queen's Award for Enterprise for International Trade.
- Introduction of team bonus structure at PC World to reward customer service and team performance, replacing personal sales commission scheme.

Notes: (1) Throughout this Review, references are made to 'underlying' and 'adjusted' performance measures. Underlying results are defined as being before The Link operations to be discontinued, amortisation of acquired intangibles, net restructuring charges and other one off items, profit on sale of investments, profit on sale of subsidiary and net fair value remeasurement gains on financial instruments. The financial effect of these items is shown in the analyses on the face of the income statement in note 4. Adjusted earnings per share measures are based on underlying earnings. **(2)** Operations to be discontinued comprise The Link and have been excluded from underlying results owing to *events occurring after the balance sheet date as described in note 35. As at 29 April 2006, these operations had not been discontinued and accordingly had not met the criteria* stipulated by IFRS 5 to be described or accounted for as such. **(3)** Like for like sales are calculated based on stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK and like for like calculations to remove the distorting effect of the introduction during the prior year of pay-as-you-go agreements. **(4)** Free Cash Flow is defined as net cash generated from all activities, plus net finance income and cash related to finance leases, less taxation, net capital expenditure and dividend payments to minority shareholders.

All figures for the 52 weeks ended 30 April 2005 have been restated, where necessary to reflect IFRS. Further details of IFRS are given in notes 1, 21 and 33 to the financial statements.

The information contained in the Annual Report and Accounts contains forward looking statements made by the directors in good faith based on information available to them up to the time of their approval of the Report. Such statements need to be read with caution due to inherent uncertainties, including economic and business risk factors, underlying such statements.

Business Performance

Underlying sales and operating profit analysis

	Underlying sales				Underlying operating profit/(loss)	
	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million	Total % change	Like for like % change	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
UK Computing	1,752.3	1,707.5	+3%	–4%	129.4	127.5
International Computing	287.5	218.3	+33%	–	(22.2)	(19.5)
Total Computing	2,039.8	1,925.8	+6%	–3%	107.2	108.0
Total Communications	87.6	102.6	–15%	–	6.6	5.4
UK & Ireland Electricals	2,769.2	2,660.5	+4%	+3%	79.8	75.6
Nordic	1,155.1	1,003.2	+14%	+7%	83.4	67.8
Southern Europe	895.4	745.1	+21%	+4%	44.3	40.4
Central Europe	118.7	105.7	+11%	–	(9.9)	(7.2)
International Electricals	2,169.2	1,854.0	+17%	+5%	117.8	101.0
Total Electricals	4,938.4	4,514.5	+9%	+4%	197.6	176.6
Total Retail	7,065.8	6,542.9	+8%	+2%	311.4	290.0
Corporate and Group shared services	–	–	–	–	(26.8)	(28.9)
Property profits	–	–	–	–	7.4	7.4
Codic	6.2	11.5	–	–	(0.5)	(0.6)
Corporate centre and shared services	6.2	11.5	–	–	(19.9)	(22.1)
Total Group	7,072.0	6,554.4	+8%	+2%	291.5	267.9
Underlying net finance income					26.1	27.4
Underlying profit before tax					317.6	295.3

ELECTRICALS DIVISION

SALES (£m)

05/06	£4,938.4
04/05	£4,514.5

OPERATING PROFIT (£m)

05/06	£197.6
04/05	£176.6

Total change **+9%**
Like for like change **+4%**

Total sales in the Electricals division were up 9 per cent to £4,938.4 million (2004/05 £4,514.5 million) with like for like sales up 4 per cent across the full year with a stronger performance in the second half driven by growth in sales of flat panel televisions and digital products. Underlying operating profit was £197.6 million (2004/05 £176.6 million), 12 per cent higher than last year.

UK & Ireland

SALES (£m)

05/06	£2,769.2
04/05	£2,660.5

OPERATING PROFIT (£m)

05/06	£79.8
04/05	£75.6

Total change **+4%**
Like for like change **+3%**

Total sales in the UK & Ireland operations were up 4 per cent at £2,769.2 million (2004/05 £2,660.5 million) with like for like sales up 3 per cent. Underlying operating profit was £79.8 million (2004/05 £75.6 million). The brown goods market grew by 3 per cent in value with strong growth in digital products including flat panel televisions, digital cameras and internet audio products. The white goods market declined by 5 per cent in value across the year, but with signs of improvement in the second half.

Currys


TOUCH

Customers trying out the range at Currys Staples Corner store in London.

SALES (£m)

05/06	£1,984.6
04/05	£1,883.0

Currys total sales for the year were up 5 per cent at £1,984.6 million (2004/05 £1,883.0 million), with like for like sales up 3 per cent. A stronger performance in the second half, when total sales were up 11 per cent, led to a satisfactory outcome for the year. Effective advertising, combined with initiatives to improve conversion rates, enabled Currys to gain market share.

The new *whateverhappens* customer support proposition, introduced in early 2005 with enhanced levels of service and a pay-as-you-go option, continues to receive a positive response from customers.

Currys resited four stores, opened four superstores and closed 18 High Street stores in the period as it managed its portfolio to reduce exposure to rent increases. Retail space grew by 1 per cent during the year.

For the period Currys saw online sales increase by 39 per cent to 3 per cent of total sales, driven by improved site design, range enhancements and special offers.

Dixons



The Dixons brand has been relaunched as a pure-play online retailer.

SALES (£m)

05/06	£679.8
04/05	£692.0

Dixons sales at £679.8 million were down 2 per cent (2004/05 £692.0 million), with like for like sales up 3 per cent as overall space was reduced by 4 per cent to exit uneconomical lease arrangements. Like for like sales growth of 8 per cent in the second half of the year reflected strong performances in satellite navigation, internet audio and flat panel televisions.

On 5 April 2006 it was announced that the Dixons brand will focus exclusively on e-commerce operations and Dixons stores would be rebranded "Currys.digital".

The 190 rebranded stores offer customers a wider range of products and services, including major and small appliances, whilst retaining a strong focus on digital technology.

The changes reflect the Group's commitment to be a leading specialist electrical e-tailer. Through this change Currys and Dixons are able to differentiate their approach more clearly through two channels to market (retailing and e-tailing), delivering improved levels of convenience, choice and value for customers.

The cost of this programme, expected to be approximately £6 million, has been excluded from underlying earnings and is being provided for in the period. The changes will deliver annual savings of around £3 million in central costs.

The Dixons stores in Ireland and the Dixons Tax Free stores will continue to trade under the Dixons brand name as part of UK & Ireland Electricals. Dixons.co.uk will operate in the e-commerce division.

Dixons Tax Free continued to trade strongly through its 21 stores, benefiting from good sales of MP3 players, games and satellite navigation systems. A campaign to drive price perception successfully increased average spend per customer.

Ireland


Dixons
Currys
PC WORLD



There are six PC World stores in Ireland, and 21 Group stores in total.

SALES (£m)

05/06	£103.2
04/05	£79.9

Sales grew by 30 per cent at constant exchange rates to £103.2 million (2004/05 £79.9 million) as the business continued to expand. Like for like sales increased by 11 per cent across the year and by 15 per cent in the second half with strong sales in all product categories as the Group continued to gain market share. Five new stores were added during the period, taking the total store base in Ireland to 21 at the end of the year.

Nordic



GIGANTEN



Markantalo



A family friendly display at Elkjøp, Lørenskog.

SALES (£m)

05/06	£1,155.1
04/05	£1,003.2

Total change +14%
Like for like change +7%

OPERATING PROFIT (£m)

05/06	£83.4
04/05	£67.8

In the Nordic region, Elkjøp increased total sales by 14 per cent at constant exchange rates to £1,155.1 million (2004/05 £1,003.2 million) with like for like sales up 7 per cent. Underlying operating profits grew by 23 per cent to £83.4 million (2004/05 £67.8 million). Elkjøp delivered good performances in all its markets. During the year it acquired the out of town retail operations of FDB, the co-operative retail and wholesale society of Denmark, adding three new stores to the Group. In February the acquisition of Markantalo in Finland was completed, consolidating Elkjøp's position as the number one electrical retailer in that market.

The Group estimates that the aggregate product markets in the Nordic region grew during the year and Elkjøp increased its share. Franchise operations, which provide further growth opportunities in smaller catchment areas, continue to be developed. With the addition of ten own stores and 15 franchise stores during the year, Elkjøp now operates a total of 221 stores across the region of which 152 are directly owned.

Southern Europe

SALES (£m)		OPERATING PROFIT (£m)	
05/06	£895.4	05/06	£44.3
04/05	£745.1	04/05	£40.4

Total change +21%
Like for like change +4%

Sales in the Group's Southern European operations grew in total by 21 per cent at constant exchange rates to £895.4 million (2004/05 £745.1 million), with like for like sales up 4 per cent. Underlying operating profit was £44.3 million (2004/05 £40.4 million).

UniEuro



UniEuro
PREZZI INCREDIBILI!

Enthusiastic colleagues and great value products pictured at UniEuro's new store in Vigevano, near Milan.

SALES (£m)

05/06	£632.7
04/05	£585.2

In Italy, sales at UniEuro increased by 8 per cent at constant exchange rates to £632.7 million (2004/05 £585.2 million), with like for like sales up 3 per cent in the full year. Total sales growth of 7 per cent in aggregate and 2 per cent like for like in the second half of the year were impacted by the weaker consumer environment particularly around the elections. During the year UniEuro made good progress in restructuring its distribution platform, rationalising it from seven locations to two, and with its store refurbishment programme. It opened nine new stores and closed one during the year.

ΚΩΤΣΟΒΟΛΟΣ



ΚΩΤΣΟΒΟΛΟΣ

Kotsovolos sales growth reflected the opening of new larger space out of town stores.

SALES (£m)

05/06	£262.7
04/05	£159.9

In Greece, Kotsovolos has continued to perform well in its first full year in the Group since the controlling stake was acquired in September 2004, with like for like sales increasing by 7 per cent across the year and total sales of £262.7 million. During a subdued consumer electrical market over the Christmas period, Kotsovolos performed relatively strongly, gaining market share. In the second half, sales grew by 8 per cent in aggregate and 3 per cent like for like reflecting the timing of store refurbishments and the opening of new larger space out of town stores. During the year 30 stores underwent refurbishment, three large stores were opened and three smaller stores were closed.

Central Europe

ELECTRO WORLD



Flat panel televisions at Electro World in Budapest's Campona shopping mall.

SALES (£m)	
05/06	£118.7
04/05	£105.7

Total change +11%

OPERATING LOSS (£m)	
05/06	£(9.9)
04/05	£(7.2)

Electro World continued its expansion in the Czech Republic, Poland and Hungary delivering total sales growth at constant exchange rates of 11 per cent in the full year to £118.7 million (2004/05 £105.7 million). Underlying investment losses were £9.9 million (2004/05 £7.2 million). During the year Electro World opened two stores in the Czech Republic, one in Hungary and its first two stores in Poland. The increased losses reflected start up costs in Poland.

COMPUTING DIVISION

SALES (£m)	
05/06	£2,039.8
04/05	£1,925.8

Total change +6%
Like for like change −3%

OPERATING PROFIT (£m)	
05/06	£107.2
04/05	£108.0

Total sales in the Computing division were up 6 per cent to £2,039.8 million (2004/05 £1,925.8 million) with like for like sales down 3 per cent. Underlying operating profit was £107.2 million (2004/05 £108.0 million).

UK Computing


PC WORLD
PC WORLD
Business


PC WORLD

Serving customers at PC World, Tottenham Court Road, London.

SALES (£m)	
05/06	£1,752.3
04/05	£1,707.5

Total change +3%
Like for like change −4%

OPERATING PROFIT (£m)	
05/06	£129.4
04/05	£127.5

PC World sales (including PC World Business and related business services) were up 3 per cent at £1,752.3 million (2004/05 £1,707.5 million) with like for like sales 4 per cent lower. PC World experienced continued price deflation in hardware. However, improved deals for customers and new initiatives such as *collect@store* helped to counteract this, resulting in total sales up 7 per cent and flat like for like sales during the second half. PC World removed all individual sales based commission schemes during the year. A team bonus structure based on total sales and customer service measures was introduced and contributed to improved conversion and customer satisfaction.

The overall UK computing market grew by 5 per cent in value. PC World gained share in hardware in the second half with strong sales of laptops and newer high value media centre PCs.

Excluding business to business (B2B), internet sales more than doubled over the previous period and now represent 5 per cent of PC World's total sales.

Six new PC World stores were opened during the period and five stores were resited.

PC World Business sales grew by 14 per cent to £376.5 million (2004/05 £329.4 million), including a contribution from Equanet, a B2B IT reseller acquired in August 2005.

International Computing


PC CITY


PC CITY
Computer Superstore

PC City opened 15 new stores during the year.

SALES (£m)	
05/06	£287.5
04/05	£218.3

Total change +33%

OPERATING LOSS (£m)	
05/06	£(22.2)
04/05	£(19.5)

PC City total sales were up 33 per cent at constant exchange rates to £287.5 million (2004/05 £218.3 million). The product trends across mainland Europe were similar to those in the UK, with laptops selling well. Underlying investment losses were £22.2 million (2004/05 £19.5 million). The increase in investment losses was driven by a worse than expected result in France. In the period, PC City Spain reached profit for the first time. The business traded well with positive like for like sales of 3 per cent and total sales growth of 28 per cent while improving margins in line with expectations.


1
UniEuro


2
er 500 lights for
home and garden




4
betal
SJEKK
PRISEN!
PHILIPS

1 Personal service at UniEuro, Vigevano
We want to help our customers however, wherever and whenever they choose to shop. Many customers appreciate being able to see – and measure – goods instore before they buy.

2 Teambuilding at Currys, Staples Corner
As colleagues who are committed to their role are more innovative, our store managers regularly introduce practical ways to strengthen a sense of team, including daily team briefings.

3 Technical expertise at PC City, Stockholm
Each PC City store features a PC Clinic where skilled technicians give advice and upgrade and repair customers' PCs and laptops.

4 Browsing at Elkjøp, Lørenskog
Our efficient buying model enables us to deliver a wider range of exclusive products and better prices to our customers than ever before.

The operations of PC City France are being reorganised to reduce costs and improve the customer offering. Pricing and trading will continue to be managed locally; central and support functions will be undertaken in the UK. The reorganisation has resulted in a charge in the period of £4.8 million.

PC City opened four new stores in France, four in Spain, one in Italy and six in Sweden.

COMMUNICATIONS DIVISION

TheLink Genesis Communications



The Group is in negotiations with O_2 (UK) Limited regarding its stake in The Link.

SALES (£m)

05/06	£87.6
04/05	£102.6

Total change –15%

OPERATING PROFIT (£m)

05/06	£6.6
04/05	£5.4

Sales in The Link Communications Group which comprises The Link retail stores and the Genesis B2B operation were down 21 per cent to £419.0 million (2004/05 £530.9 million).

The Group is in exclusive negotiations regarding the acquisition by O_2 (UK) Limited of its 60 per cent stake in The Link Stores Limited following commercial agreement reached in principle subject to agreement of legally binding documentation and other terms and conditions, for a cash sum of approximately £30 million.

Genesis Communications sales were £87.6 million (2004/05 £102.6 million). The average billing subscriber base was down 7 per cent.

Financial Performance

The Group's financial position remains strong with profit before tax of £302.9 million (2004/05 £332.5 million), including property profits of £7.4 million (2004/05 £7.4 million). Underlying profit before tax was £317.6 million, up 8 per cent (2004/05 £295.3 million). Adjusted diluted EPS increased by 9 per cent to 12.1 pence.

Free Cash Flow

In the period Free Cash Flow generated was £270.6 million, compared with £278.6 million in the previous year.

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million	Change year on year £million
Underlying profit before tax	**317.6**	295.3	22.3
Depreciation	**139.9**	136.8	3.1
Working capital*	**84.7**	79.8	4.9
Working capital impact of pay-as-you-go customer support agreements	**(93.1)**	(38.4)	(54.7)
Taxation	**(91.7)**	(90.9)	(0.8)
Capital expenditure†	**(158.6)**	(169.1)	10.5
Sale of freehold property	**33.6**	49.1	(15.5)
Net proceeds from sale and leaseback of distribution assets†	**37.0**	–	37.0
Other	**1.2**	16.0	(14.8)
Free Cash Flow	**270.6**	278.6	(8.0)

*Working capital includes dividend payments to minority shareholders of £8.2 million in the period (2004/05 £7.2 million).
†Capital expenditure excludes £44.0 million related to the properties included within the sale and leaseback of distribution assets.

Underlying working capital improvements in the period were £84.7 million (2004/05 £79.8 million), driven by higher stock turns and creditor days. Working capital was impacted by the introduction of the monthly pay-as-you-go customer support agreements proposition, reducing cash flow by £93.1 million in the period (2004/05 £38.4 million).

Capital expenditure was down 6 per cent to £158.6 million (2004/05 £169.1 million). Cash generated from the sale of freehold property was £33.6 million (2004/05 £49.1 million). In addition, in the period, £37.0 million cash was generated from the sale and leaseback of properties relating to the restructure of the UK distribution network.

Available net funds

At 29 April 2006 the Group had available net funds (which exclude funds held under trust for customer support agreement liabilities) of £246.1 million, compared with £183.5 million in the previous year.

	£million	52 weeks ended 29 April 2006 £million	£million	52 weeks ended 30 April 2005 £million
Opening net funds		495.8		644.8
Adjustments in respect of IFRS		28.1		(34.5)
Opening net funds (restated)		523.9		610.3
Free Cash Flow		270.6		278.6
Dividends	(149.9)		(144.2)	
Share buy back programme	(107.6)		(92.6)	
Acquisitions	(59.5)		(184.3)	
Other items	(37.9)		28.0	
Other movements in net funds		(354.9)		(393.1)
Closing net funds		439.6		495.8
Less: Funds held under trust		(193.5)		(312.3)
Available net funds		246.1		183.5

Other movements in net funds in the period included £149.9 million dividend payment, £107.6 million for the completion of the share buy back programme and £59.5 million related to acquisitions. Other items include additions to obligations under finance leases of £(45.1) million (2004/05 £(21.0) million) and movements in borrowings of £1.4 million (2004/05 £43.8 million).

Liquidity

At 29 April 2006, borrowings of £410.5 million (30 April 2005 £515.2 million) mainly comprised the Group's Guaranteed Bond, overdrafts and obligations under finance leases. Committed bank facilities were £425.0 million (30 April 2005 £435.1 million), mainly comprising a £400 million syndicated bank facility maturing in September 2008. At 29 April 2006, total undrawn committed facilities available amounted to £425.0 million (30 April 2005 £429.9 million).

Peak borrowings for the Group in 2005/06 were £452.0 million compared with committed facilities and funding of £700.0 million. The Group remains comfortably within all financial covenants, which mainly relate to interest cover, fixed charge cover and net gearing.

Dividends

The directors have proposed a final dividend of 6.53 pence per share (2004/05 6.22 pence), an increase of 5 per cent. This gives total dividends for the year of 8.45 pence (2004/05 8.05 pence) an increase of 5 per cent. The Group's dividend policy is to increase dividends in line with earnings over time, whilst rebuilding dividend cover.

ADJUSTMENTS TO UNDERLYING RESULTS

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million	Change year on year %
Underlying profit before tax	**317.6**	295.3	+8%
Charges			
Amortisation of acquired intangibles	**(2.0)**	(1.2)	
Distribution Network	**(4.6)**	(5.3)	
Information Systems outsourcing	**(7.0)**	(10.1)	
Electricals division operations and brand portfolio	**(6.0)**	–	
PC City operating model	**(4.8)**	–	
Other one off charges	**(4.1)**	–	
	(28.5)	(16.6)	
Gains			
Profit on sale of investments	**2.9**	12.5	
Profit on sale of subsidiary	**–**	3.8	
Net fair value remeasurement gains	**10.3**	–	
	13.2	16.3	
Net charges	**(15.3)**	(0.3)	
Profits of operations to be discontinued	**0.6**	37.5	
Profit before tax	**302.9**	332.5	–9%

Underlying profit before tax is reported after adjusting for one off costs of £28.5 million, one off gains of £13.2 million and the profits of operations to be discontinued. This year the Group has invested £22.4 million in the development of the business towards an integrated multi-channel electrical retailer. These costs are one time in nature and do not relate to the trading period. The principal elements of these investments are:

- £4.6 million in connection with the reorganisation of distribution operations in UK and Italy;
- £7.0 million cost of outsourcing information systems support;
- £6.0 million relating to the rebranding of Dixons stores in the UK to Currys.digital; and
- £4.8 million charge in respect of the reorganisation of the PC City operating model as described above.

Other one off costs and gains comprise:

- one off charges of £4.1 million comprise £2.8 million in relation to remedial work to the Group's headquarters necessitated by the Buncefield oil depot explosion in December 2005 (which is the subject of an insurance claim against the operators of the depot) together with £1.3 million relating to the impairment of a small minority investment;
- a gain of £2.9 million relates to profit arising from the sale of a minority shareholding in Monstermob Group PLC; and
- the gain of £10.3 million relates to the net fair value remeasurement gains and losses on revaluation of financial instruments as required by International Accounting Standards 32 and 39.

Consolidated balance sheet

Consolidated net assets remained stable at £1,423.7 million (2004/05 £1,451.0 million). The main movements in net assets during the year comprised: adjustments arising from the adoption of the IFRS covering derivative financial instruments (IAS 39) led to a decrease in the opening net assets of £31.7 million. Net assets benefited by profits for the period of £211.7 million, further enhanced by actuarial gains in the UK defined benefit pension scheme of £47.1 million. This was offset in the main by dividend payments made in the year of £150.2 million and payments under the share buy back programme of £107.6 million.

OTHER FINANCIAL MATTERS

Tax

The Group's tax rate on underlying profit was 28.8 per cent (2004/05 27.1 per cent). The increase in the tax rate reflects the reduced impact of lower overseas tax rates.

Share buy back

The Group completed its programme to repurchase £200 million of its shares for cancellation announced in June 2004, purchasing a total of 69.50 million shares during the year, for a total consideration of £107.6 million. In total, the Group repurchased and cancelled 127.15 million shares at an average price of 156.35 pence, representing 6.52 per cent of the issued share capital at the start of the programme.

Cost savings

In the period, the Group delivered £32 million of cost savings. Further savings of £25 million are being targeted for 2006/07.

Pensions

As part of the adoption of International Financial Reporting Standards (IFRS) during the period, the Group has applied IAS 19 "Employee benefits". IAS 19 is similar to the equivalent UK accounting standard FRS 17 and accordingly, the figures shown for the comparative period 30 April 2005 are the same as those disclosed under UK GAAP last year. The principal pension scheme is the UK defined benefit scheme and under IAS 19, the net deficit is brought onto the balance sheet. At 29 April 2006, excluding deferred tax benefits, this deficit amounted to £141.7 million (30 April 2005 £186.5 million). Including deferred tax benefits the deficit amounted to £99.8 million (30 April 2005 £130.5 million). The charge to operating profit for this scheme was £18.3 million (2004/05 £21.4 million) and represents the cost of additional benefits accruing to employees in the period together with the cost of benefits relating to past service. Also included in the income statement is a net financing cost of £0.6 million (2004/05 income of £2.1 million) which represents the expected return on assets of the scheme, based on market conditions prevailing at the start of the financial period, offset by the unwinding of the discount applied to the liabilities of the scheme.

The Group has been implementing a programme of changes to pension arrangements in order to address the deficit over the longer term, including the gradual increase in the Company contribution rate which is currently 11.9 per cent, and is set to rise to 12.9 per cent in August 2006. The final salary section of the UK pension scheme was closed to new members on 1 September 2002.

Going concern

After making due enquiry, on the basis of current financial projections and borrowing facilities available, the directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.



John Clare
Group Chief Executive



Kevin O'Byrne
Group Finance Director

Corporate Responsibility Review

Business has a responsibility to the wider community. We believe this means listening and responding to our employees, customers, investors, to regulators and to our business partners and suppliers.

We have always considered corporate citizenship to be an integral part of our working practice rather than a discrete activity. When assessing any major new strategy, the Board considers the corporate responsibility (CR) dimensions. The illustration opposite demonstrates the integration of ethical and environmentally sound processes into our operations. It describes the journey of a product through our supply chain, and shows where we aim to improve our use of resources – social responsibility in practice.

This end-to-end approach underpins all our CR thinking, and fits our statement of business principles, *Being the Best*:

- operating with honesty and integrity;
- giving outstanding service to customers;
- respecting our colleagues; and
- continually seeking ways to improve performance.

www.dsgiplc.com/aboutus/ourvalues

This year we have restructured and simplified our CR Review here and online at www.dsgiplc.com/cr. Within sections on Corporate Governance, Workplace, Marketplace, Community and Environment we explain our policies and performance, including an update on the key performance indicators introduced last year.

Corporate Governance
Corporate responsibility is monitored by the Group's CR Committee, chaired by the Company Secretary, which reports regularly to the Board. The Committee does not implement CR policies directly but monitors the Group's businesses to ensure CR policies and practices are embedded into their operations. In the 2005/06 financial year the CR Committee met five times.

The Group Finance Director is the executive director with responsibility for CR matters. In its annual review of CR progress, the Board discussed ways to improve performance and the development of international CR policies.

The Board recognises there are risks inherent in the management of major brands, and keeps abreast of regulations and best practice to do what is necessary to minimise these risks.

Historically, our Disability Working Group has set strategy to improve service and opportunities for disabled customers and employees. During the year, the group was merged into the newly created Diversity Working Group with a remit to monitor and communicate diversity best practice throughout the Group. It is the Board's clearly stated policy that no individual will be discriminated against on the basis of age, gender, sexual orientation, nationality, ethnic origin, religious beliefs, disability, or for any other reason.

The Group remains a constituent member of the Dow Jones Sustainability Indices and FTSE4GOOD.


ELKJØP

Gender, ethnicity and age of employees

	2005/06	2004/05
Female	33%	32%
Male	67%	68%
Full time	59%	58%
Part time	41%	42%
Ethnic minority/non national	19%	14%
Over 50	8%	8%
Average number of employees	40,012	40,450

Our CR philosophy from design to disposal

- Environment
- Community
- Workplace
- Marketplace



Design

- Restriction of hazardous substances
- Packaging specification
- 100 per cent recycled content carrier bags
- Component/operational specifications
- Exclusives/own brand development


APPROVED

Supply

- Workplace standards
- Product compliance checks
- Ethical supply policies (covering merchandise and non-merchandise)
- Procurement policy covering business ethics



Distribution

- Vehicle purchasing policies
- Fuel use efficiency measures
- Route planning
- Building design and operation measures
- Site recycling facilities
- Local community involvement activity
- Group HR policies


STORES

Store/site

- Building design and operation measures
- Site recycling facilities
- Waste and hazardous waste management facilities
- Customer advice on appliance efficiency
- Local community involvement activity
- Group HR policies
- Employee training and development
- Building design measures for health and safety and accessibility



Use

- Online information – product use/recycling site locator
- Collection of old items on delivery
- Energy efficient appliances
- Compliance with safety standards



Disposal

- Specialist recycling and disposal services for redundant goods
- Specialist battery recycling for stores
- Packaging compaction and recycling services
- Fonebak phone reuse and recycling
- Charitable partnerships

Workplace

The satisfaction and engagement of our colleagues is critical to the success of our business. We apply a cradle to grave approach to CR best practice in the workplace, from recruitment to post retirement programmes. Employees are encouraged to work within our *Being the Best* principles, creating a working environment in which respect for each other, customers and suppliers is paramount. Supportive policies on health and safety, training and development and equality are all key strands of our workplace remit.

Employees across the Group are involved in the implementation of changes to operations and working practices. Dialogue is encouraged through staff forums where each business operation is represented by elected members. These include a European Forum chaired by the Group Chief Executive. The Group's ethical behaviour policy, which forms part of all employees' contracts, requires employees to avoid conflicts between their personal interests and their role in the conduct of Group business. Under our whistle-blowing procedures, employees may contact an independent body to register concerns about any aspect of business practice. Major Group news is delivered through face-to-face briefings and in our employee newsletter and intranet site *Frontline*.

Performance based remuneration schemes are operated widely across the Group and over 12,500 employees participate in the Group's various share-based incentive schemes.

We welcomed the recent UK regulations on Age Discrimination. In the last five years, through positive action on diversity, the average age of our UK workforce has increased by about two years. We have store managers in their early 20s right up to colleagues in their 70s reflecting our view that age should be no barrier to the development and fulfilment of everyone's potential.

During the year we changed the way Currys store teams operate. This was designed to improve the shopping experience for our customers and the working experience of our colleagues. Store teams are encouraged to grow their own business by sharing responsibility and accountability for changing operations and solving problems locally. As colleagues who are committed to their role are more likely to use initiative and suggest innovations, managers regularly review employee morale and look at practical ways to strengthen a sense of team. Every store is measured through a balanced scorecard which includes colleague and customer satisfaction scores. Similar schemes are being trialled elsewhere in the Group.

We are committed to measuring the success of our stores through customer satisfaction as well as sales. In April 2006, following an extensive consultation programme, PC World made a major change to its reward system. Under the change programme *One Team*, individual sales commissions were replaced with a Team Bonus geared to reward customer satisfaction results and overall store performance.

We have revised our in-store training process from a modular plan to vocational learning to make it easier for working parents and flexible workers to complete their training.

Our six monthly Group-wide employee engagement survey continues to measure how closely we adhere to our *Being the Best* principles. Those colleagues considered to have best demonstrated their commitment to *Being the Best* are recognised and rewarded in our annual Chief Executive Awards. This year a record number of employees were nominated by colleagues, and from 75 shortlisted winners, seven were chosen as divisional winners.

We continue to promote the health, safety and welfare of our colleagues and visitors to our stores and other sites. This goes beyond the provision of a healthy environment into operational training, support for work-related injuries and ill health, including rehabilitation programmes, and effective risk planning and management. The latter was successfully tested in December 2005 following the major explosion at the Buncefield oil storage terminal, adjacent to our Group headquarters in Hemel Hempstead. Thankfully, no one was injured and alternative working arrangements were rapidly put in place for all 2,000 employees based at the site. Approximately 1,300 of them were relocated in our main building within two weeks of the incident.

Accidents and injuries

	2005/06	2004/05
Number of accidents or injuries to staff	**2,856**	3,374
Number of working days lost as a result of accidents to staff in the last year	**4,200**	5,066

More information is available in our 2005/06 Health & Safety Report. www.dsgiplc.com/cr/h&s

Marketplace
CR in the marketplace encompasses everything from our supplier relationships and sourcing policies, to customer safety and accessibility, and the provision of product information and after-sales support. We take a virtuous circle approach.

The Business Standards department is responsible for reviewing and developing policies and systems to protect customers, and works with stores and central operations to ensure compliance with consumer regulations. The team also works in collaboration with Trading Standards and other regulators and enforcement bodies to maintain a high level of focus on compliance and complaint resolution. Its ongoing Building Bridges engagement programme has delivered a significant reduction in the number of issues raised.
www.dsgiplc.com/cr/businessstandards

We continue to promote our Ethical Purchasing Policy. www.dsgiplc.com/cr/standards. Potential own-brand suppliers are required to sign a detailed agreement which covers all aspects of ethical sourcing before they are approved. They are independently audited at least once a year. We take an industry leading position in demanding corrective action plans should we find any discrepancies and we constantly update our risk monitors.

Performance on ethical supply chain standards code

	2005/06	2004/05
Meets requirements	15	39
Minor improvement required	44	30
Major corrective action required	27	15
Delisted	1	7
Total factories audited	87	91

We carried out 102 audits in 87 factories of 78 suppliers during the year to ensure suppliers were working to our ethical supply code. We found a lower pass rate among suppliers this year, partly due to stricter terms. As a result we are working with suppliers to educate and improve performance.

Our commitment to responsible conduct with suppliers includes the introduction of a new accounts payable system for simpler processing. It is the Group's policy to agree terms of payment with its suppliers. Payments are made in accordance with these terms provided that the supplier has complied with all relevant contractual obligations. Trade creditors at 29 April 2006 represented 44 days of annual purchases made during the period. (30 April 2005, 40 days.)

Community
We aim to foster good relationships in the communities where we operate. Our employees dedicated thousands of hours to charitable and voluntary activities in the last year. This was recognised in September 2005 when the Group was named Community Business of the Year in the Dacorum Business Awards, given by the authorities local to our headquarters in Hemel Hempstead.

The employees who develop the most innovative approach to volunteering are acknowledged at our annual *Switched on to Volunteering* awards. This year, every entrant received a £250 grant, with 13 overall winners from around the Group each receiving £500 for their chosen charity.

The Group's registered charity, The DSG international Foundation, supports employee volunteers in addition to the 300 charities and community groups it funds for specific projects or equipment purchases. In 2005/06, more than £875,000 was donated to the Foundation.


Value of cash, staff time, and goods donated by the business to good causes.
05/06 £1,859,086
04/05 £1,718,086
03/04 £1,494,146
02/03 £1,206,088

The Group is working with Digital UK and the Department of Culture, Media and Sport to raise awareness of and provide insight into the impact of the forthcoming switchover of the UK's television signal from analogue to digital. In November, a trial started in Bolton where 450 homes were switched over to digital television in advance of the national programme. We supplied the equipment and our engineers will provide ongoing technical advice. This trial helps all stakeholders understand the reality of the switchover and how best to deliver the switchover message and subsequent support. A critical focus of the trial is to understand how disadvantaged sectors of the community can be assisted and prepared for digital broadcasting.



PC World Business and Genesis: Supporting their local community
Volunteers from the offices of PC World Business and Genesis in Bury helped improve conditions in the gardens at Lords House Farm in Bury, a centre which caters for the disabled, and Freshfields in Burnley, where people with learning difficulties grow plants and flowers for sale. Other volunteering projects include mentoring pupils at local schools and supporting Young Enterprise schemes with the aim of raising educational attainment levels. Colleagues also raised more than £17,000 in the last year for charities including North Manchester Macmillan Cancer Relief and the East Manchester Hospice.

Our *Young Futures* campaign raised £475,000 for NCH, Childline and the Teenage Cancer Trust through in-store badge sales, recycling and other fundraising activities. This, and previous charity of the year initiatives have so far generated £2.5 million.

Social inclusion is the driving force behind changes we are making to our community support. We have introduced *Switched on Communities*, a three year international campaign supporting a wide variety of projects with the common theme of bringing technology and training to under-resourced communities and groups. Partners will include the E-Learning Foundation, AbilityNet, Foyer Foundation and EnCams, for its Eco-Schools programme. www.dsgiplc.com/switchedon has the full details and campaign targets.

Environment

We are committed to increasing our understanding of the impacts of our business on ecosystems and resources. Taking steps to reduce these impacts is high on our agenda. Our environmental considerations encompass the full manufacture and usage chain, from the design of products through to their sale, use and ultimate disposal.

A partnership with the Carbon Trust is helping us to find new ways of reducing energy consumption. We aim to achieve a 70 per cent recycling rate for UK store waste over the coming year.

In 2005, we gave our support to the development of a chemical database administered by the British Retail Consortium (BRC). The BRC searches regionally, nationally and internationally for lists of chemical substances considered to be of concern by governments, regulators and non-governmental organisations and interest groups. We use this information, internally and with our suppliers, to evaluate the appropriateness of materials used in the products we sell and to phase out any undesirable chemicals.

The Europe-wide Restriction of the use of certain Hazardous Substance Regulations (RoHS) were recently introduced. The regulations ban the sale of electrical equipment containing more than permitted levels of substances such as lead, cadmium and mercury. To ensure the compliance of our products, we have followed the developments of the RoHS for some years, advising our business partners accordingly. In 2006 we contracted the British Standards Institute (BSI) as independent auditors of our suppliers' manufacturing facilities, a process that exceeds our obligations. Compliance training will be given to our suppliers as part of this assessment.



Volume of recycled waste (tonnes)

	2005/06	2004/05
Waste recycled	**25,607**	22,985

To date, we have implemented the Waste Electrical and Electronic Equipment (WEEE) Directive in 10 countries of operation. The Directive introduces new recovery and recycling services for electronic and electrical goods. In many countries the Group offers in-store facilities for recycling collection and disposal.

International WEEE implementation
More information at www.dsgiplc.com/cr/environment

Country	Chain	Stores	Implemented	Method
Ireland	PC World, Dixons, Currys	21	August 2005	Retail take-back and Membership of the European Recycling Platform (ERP). Collection points also at Local Authority sites.
Hungary	Electro World	6	August 2005	Retail take-back.
Czech Republic	Electro World	8	August 2005	Retail take-back.
Sweden	El Giganten, PC City	59	August 2005	Take-back at stores and upon delivery. 12% of WEEE in the Nordic countries is recovered through our stores.
Finland	Gigantti, Markantalo	43	August 2005	
Iceland	Elko	2	January 2006	
Denmark	El Giganten	29	April 2006	
Norway	Elkjøp, Lefdal Lavpris	96		Operates its own similar non-WEEE national requirements. Take-back at stores and upon delivery.
Spain	PC City	25	January 2006	To local Government or retail collection points and upon delivery.
Greece	Kotsovolos	77	January 2006	Take-back at stores and municipal sites.
France	PC City	11	June 2006	Local authority points, retailer collection points and some installed by manufacturers.
Italy	UniEuro, PC City	117	Underway	Retail take-back.
Poland	Electro World	2	End 2006	Retail take-back and membership of the ERP.
UK	Currys, Currys.digital, PC World, The Link, Dixons	1,013	2007	To local Government collection points or to retail collection points. We plan to continue collecting on delivery for larger items. We currently collect more than 500,000 items a year.

Our environmental targets for the coming year include:

- to extend the use of 100 per cent recycled content plastic carrier bags from the UK to our international chains;
- to develop the provision of recycling services within the business and for customers wherever possible;
- to develop an updated set of energy saving measures as guidance for stores and subsequently require each business to make a commitment to CO_2 saving; and
- to identify and offer a greater level of choice and advice to customers with regard to the purchase of efficient appliances and the efficient operation of appliances.

Last year we published our first environmental indicator, giving details of the volume of waste recycled throughout the Group. We are pleased to report this is the Group's sixth consecutive year of increased recycled waste volumes.

We are encouraged by the progress of our CR agenda, shown by mostly improved scores in the key performance indicators, and action taken in those areas requiring attention. A full agenda of proactive policies underpins every part of our business, strengthened by our virtuous circle approach from design to disposal. By combining good corporate citizenship with operational excellence, we aim to grow our business internationally to the benefit of all our shareholders.



Kevin O'Byrne
Group Finance Director

Board of Directors

01 Sir John Collins Chairman ▲
Sir John Collins (64) joined the Board in September 2001 as Deputy Chairman and was appointed Chairman in September 2002. He is Chairman of the Nominations Committee. He is a director of Rothschild Continuation Holdings AG, Chairman of the DTI/DEFRA's Sustainable Energy Policy Advisory Board and President of the Energy Institute. He joined Shell in 1964 and was Chairman and Chief Executive of Shell UK, 1990 to 1993. He was Chief Executive of Vestey Group from 1993 to 2001. Previous appointments include Chairman of National Power plc, Chairman of Cantab Pharmaceuticals, a non-executive director of NM Rothschild & Sons, The Peninsular and Oriental Navigation Company plc, BSkyB, Stoll Moss Theatres and the London Symphony Orchestra. Sir John has also served as Chairman of the Advisory Committee on Business and the Environment, Chairman of the DTI's Energy Advisory Panel and as a governor of Wellington College.

02 John Clare CBE Group Chief Executive ▲
John Clare (55) joined the Group as Marketing Director of Dixons in 1985. He was appointed Managing Director of Dixons Stores Group in 1988, when he also joined the Group Board. He became Group Managing Director in 1992 and Group Chief Executive in 1994. He is a non-executive director of Hammerson plc, Chairman of the Government's Fair Cities Steering Committee, President of ISBA, a member of the National Employment Panel and of the Edinburgh University Development Board. In 2005, he was awarded the CBE for services to the National Employment Panel and to Business.

03 Kevin O'Byrne Group Finance Director
Kevin O'Byrne (41) joined the Board as Group Finance Director in July 2004. In January 2006 he also assumed responsibility for the Computing division which includes PC World stores, PC City stores and PC World Business. He joined the Group in 2002 as Retail Finance Director. Prior to this he held senior finance positions in a number of companies including The Quaker Oats Company and Arthur Andersen. He graduated from Trinity College Dublin in 1987 and qualified as a Chartered Accountant in 1990.


01 02 03

⊕ Member of the Audit Committee
▲ Member of the Nominations Committee
▣ Member of the Remuneration Committee

04 Count Emmanuel d'André Non-Executive Director ⊕ ▲
Count Emmanuel d'André (68) joined the Board in February 2002. He is a non-executive director of La Mondiale (insurance), the Holder Group (bakery manufacturing) and Praxis (consulting). He is Chairman of the Royaumont Foundation, and the Créativallée Association. His previous positions have included membership of the advisory committee of Banque de France, Chairman and CEO of Trois Suisses International Group (mail order), Chief Executive of Lapaud International, senior consultant with Arthur D. Little, Paris, Development Director of the Express Group (newsgroup) and international manager of Camping Gaz. He was previously a non-executive director of Auchan Group (hypermarkets), of Sidel (packaging), and Robert Bosch France, and a member of the strategic committee of Ernst and Young France.

05 Rita Clifton Non-Executive Director ⊕ ▲ ▣
Rita Clifton (48) joined the Board in September 2003. She is Chairman of Interbrand, a non-executive director of Emap plc and non-executive Chairman of Populus Ltd, the opinion pollster to The Times. She previously spent 18 years in the advertising industry, including positions with Saatchi & Saatchi and J Walter Thompson. She is a member of the Government's Sustainable Development Commission and has been involved with several Government and Millennium projects on environmental and communications issues. She also sits on the Board of Advisers of the Judge Business School at the University of Cambridge.

06 Andrew Lynch FCA Non-Executive Director ⊕ ▲ ▣
Andrew Lynch (49) joined the Board in May 2003. He is Chairman of the Audit Committee and the Board's designated Senior Independent Director. He was a director of Compass Group plc from 1997 to 2005 where he held the position of Group Finance Director from 1997 to 2003 and Chief Executive Officer of SSP, its concessions catering division, from 2003. Compass Group announced the sale of SSP to EQT, a Swedish Private Equity fund, on 9 April 2006 and Andrew will continue in his role as Chief Executive Officer of SSP under its new ownership. His earlier career included corporate finance and financial management positions with Prudential Corporation plc and KPMG. He is a Fellow of the Institute of Chartered Accountants.

07 John Whybrow Non-Executive Director ⊕ ▲ ▣
John Whybrow (59) joined the Board in June 2003. He is Chairman of the Remuneration Committee. He is Chairman of Wolseley plc, having been a non-executive director between 1997 and 2002, Chairman of CSR plc and also Chairman of Petworth Cottage Nursing Home. He joined Philips in 1970 and was President of Philips Lighting NV and Executive Vice President of Royal Philips Electronics BV. He received the Polish Order of Merit in 2002.



04 05 06 07

Senior Management

Group management
Company secretarial
Geoffrey Budd
Martin Sidders

Corporate affairs
Kai Boschmann

Finance & corporate development
Steve Carroll
Helen James
Bruce Marsh
Kevin O'Byrne*
Andrew Owen

Investor relations
David Lloyd-Seed

Human resources
Helen Andrews
Ben Bengougam*
Louise Bentham

Financial services
David Campbell
Max Frei
Jonathan Hewitt
Dorothy Winrow

Group IS
John Thorp

Group sourcing
Steve Jones
Kristian Kulsrud
Ken Sladen
Simon Turner*

Group media
Elizabeth Fagan

Property
Mark Feltham
Sue Philipson

Computing division
PC World
Phil Birbeck
Peter Duncombe
Keith Jones
Bryan Magrath
Paul Mitford
Mike O'Brien
Neil Old
Jean Pierre Van Tiel
James Welsh

PC City Europe
Steve Campbell

Spain
Esther Galvez

France
Guido Zucchi

Italy
John Mewett

Sweden
Per Sigvardson

Service
Amanda Burnett
Peter Northwood
Gary Robertson

Communications division
The Link & Genesis
David Bugg
Richard Millman
Ian Parpworth
Nick Wood*

Electricals division
Per Bjørgås*
Nicholas Cadbury
Neale Chinery
Sean Feeney
Geir Langbakken
Declan Ronayne
Elaine Rowe
Fredrik Steenbuch

Currys
Carl Cowling
Keith Evans
Mike Hedgecox
Peter Keenan
Chris Matthews
Andrew Milliken
Terry Murphy
Jeremy Ross
Jim Spittle

Elkjøp
Ronny Blomseth

Denmark
Stig Myklebust

Norway
Bengt Bårdsen

Finland
Irmeli Rytkönen

Sweden
Henrik Bjønnes

Electro World
Milan Ruzicka

Hungary
Attila Alm

Czech Republic
Jiri Rizek

Poland
Jacek Gruchalski

Spain/Portugal
Corrado Colli

UniEuro
Andrea Cipolloni
Mark Rollmann
Julian Smith

Kotsovolos
Fernando de Vicente
Matt Dixon

e-commerce division
Nick Wilkinson*

*Member of the Group Executive Committee

Directors' Report

The directors present their report and the audited consolidated financial statements of DSG international plc (the Company) and its subsidiary and associated undertakings (together the Group) for the 52 weeks ended 29 April 2006. Comparative figures are for the 52 weeks ended 30 April 2005.

Change of name
The Company changed its name from Dixons Group plc to DSG international plc on 7 September 2005.

Business and Operating Review
The Business and Operating Review is based on many of the principles contained in the best practice statement "Reporting Statement: Operating and Financial Review" issued by the Accounting Standards Board (ASB). It covers areas contained in the Directors' Report, the Business and Financial Review and Corporate Responsibility Review and should also be read in conjunction with the Chairman's Statement on pages 6 and 7. The areas covered are as follows:

	Location in Annual Report	Page
Principal activities, products and services, objective and strategy and the markets in which the Group operates	Directors' Report	30-32
Principal risks and uncertainties facing the Group and treasury policies	Directors' Report	32-35
The manner in which the Group measures its performance	Directors' Report	35-37
Share capital structure	Directors' Report	37
Review of the development and performance of the business for the 52 weeks ended 29 April 2006	Business and Financial Review	8-19
Financial position of the Group as at 29 April 2006	Business and Financial Review	16-19
Future prospects of the business	Business and Financial Review	9
Environmental matters	Corporate Responsibility Review	24-25
Employee, social, ethical and community matters	Corporate Responsibility Review	20-25

Principal activities
The Company is the parent company of a group engaged in the retail sale of high technology consumer electronics, personal computers, domestic appliances, photographic equipment, communication products and related financial and after-sales services. The Group also undertakes business to business (B2B) sales in the computer and communications sectors.

The Group comprises three divisions: Electricals, Computing and Communications.

The Electricals division operates in four regions: UK & Ireland (comprising Currys, Dixons Tax Free and Ireland), the Nordic region (comprising the Elkjøp group of companies which operates in Norway, Sweden, Finland, Denmark and Iceland), Southern Europe (comprising UniEuro in Italy and Kotsovolos in Greece) and Central Europe (comprising Electro World in Hungary, the Czech Republic and Poland).

The Computing division comprises UK Computing (PC World and PC World Business) and International Computing (PC City which operates in Spain, France, Italy and Sweden).

The Communications division comprises B2B operations (Genesis), together with retail stores (The Link) both operating in the UK. The Link operations are to be discontinued.

Since the year end, the Group has acquired Fotovista, which together with Dixons.co.uk, will form a new e-commerce division.

Products and services
The principal products sold by the Group are categorised as Brown Goods, White Goods, Personal Computers, Mobile Phones and related products.

Brown Goods include flat panel and high definition televisions, DVD players, audio products, iPods and MP3 players, cameras and camcorders. These products are characterised by rapid technological advances offering major improvements in quality, functionality, interactivity and design.

White Goods include washing machines and dryers, fridges and freezers, gas and electric cookers, vacuum cleaners and small domestic products such as kettles, toasters and irons. While these products benefit from innovation, fashion and improved design, they are largely dependent on the replacement cycle in mature markets.

Personal Computers and related products are benefiting from increasing processing power, lower costs and rapidly increasing interaction with digital products. Increasing use of PCs and related products in the home and in business are a major area of market development for the Group.

Mobile Phones are now a common purchase for most European consumers. The introduction of 3G technology offers significant opportunities for increased functionality and add-on services.

The Group also offers its customers financial services such as credit facilities and after-sales support agreements. Support agreements provide customers with comprehensive advice, access to help lines and repair services or replacement following purchase.

Objective and strategy

The objective of the Group is to deliver value to shareholders by being the largest and most profitable specialist electrical retailer outside North America.

The Board's strategy to achieve this goal is embodied in the following key principles:

- retailing operations shall only be conducted in markets where the Group is, or can become, the number one or number two specialist electrical retailer;
- the Group shall offer customers the opportunity to purchase products from a number of channels, principally large efficient space and the internet;
- the retail experience shall provide customers with an extensive range of products, delivered with innovation and excitement;
- the Group shall continue to develop the e-commerce operations of its brands;
- to attract a strong customer base, the Group shall compete on both price and service and offer market-leading after-sales support;
- stores shall employ and develop highly motivated sales staff, knowledgeable about the products they sell and trained in selling skills and customer service;
- the Group shall utilise its international scale to buy goods at the lowest cost to enhance margins and provide value to customers; and
- operations in all countries shall share experience, knowledge and best practice to improve efficiency and to reduce operating costs.

European electrical retail markets

The European market for electrical goods and related services sold by the Group is estimated to exceed £100 billion per annum. It is highly competitive and characterised by a relatively small number of global manufacturers supplying goods to local, regional and national electrical retailers.

Specialist electrical retailers are the key destination for customers. Buying groups, general merchants and independents also have a retail presence in most European markets.

The development of the internet delivers enhanced product information and facilitates price comparability for consumers. Whilst this creates new challenges in terms of margin maintenance, it provides a significant opportunity for the Group. Over time internet demand is expected to polarise towards the larger retailers with scaleable distribution and systems together with proven after-sales service and support.

Other markets

In addition to the core European markets, rapid economic development in a number of major countries, such as Russia, China and India, may provide opportunities for growth over the longer term. These opportunities may be in the form of buying alliances, joint ventures, acquisitions or greenfield developments. Such markets are not, however, without their risks, particularly political, economic, financial and regulatory.

In 2004/05 the Group entered into a co-operation agreement with Eldorado, the largest electrical retailer in Russia and the Ukraine. Under the terms of this agreement the Group is working with Eldorado in a number of areas such as distribution and buying. The Group has the option to purchase Eldorado from its current owners in stages for a total consideration of US$1.9 billion between 31 December 2007 and 2011.

Risks to achieving the Group's objective

Risk is present in all businesses. The Corporate Governance Report on pages 40 to 44 describes the processes through which the directors assess, manage and mitigate risk. The directors consider that the major risks to achieving the Group's objective are those set out below. The Board recognises that the profile of risks changes constantly and additional risks not presently known or that are currently deemed immaterial may also impact on attainment of the Group's business objective. Accordingly, the Board regularly reviews the risks faced by the Group.

(i) Economic and market conditions

The economy

The economic environment impacts on spending on electrical goods in many ways. House moves and home improvements impact on spending on domestic appliances. The "feel good" factor is an important influence on discretionary spending on electrical goods. Unemployment levels, interest rates, consumer debt levels, availability of credit, taxation and many other factors influence customers' spending decisions.

The Group recognises that economic changes, both beneficial and adverse, can affect individual countries and regions. Management therefore monitors economic metrics and works closely with suppliers to adjust forecasts of demand. Stock orders are realigned and where possible selling capacity and support services are flexed in response to changing expectations.

Meeting customers' needs

Customers expect competitive prices. What differentiates specialist electrical retailers is the wide range of products stocked and the provision of services that customers want, in a convenient location with staff that provide excellent service. Giving outstanding service is a key ingredient of the Group's *Being the Best* principles. The Group continually strives for improvements in this area.

Regular surveys of customer satisfaction are conducted across all stores. The results are used to assess store performance and to drive high standards across each chain. Customer feedback is used to shape ranges and to understand where the Group can be more responsive to customers' needs. Increasingly, the rewards provided to retail employees are geared to the quality of customer service achieved in our stores.

Seasonality

The Group's business is highly seasonal, with a very significant proportion of its sales and operating profit generated during its third quarter, which includes the Christmas gift and New Year promotional periods. Electrical retailers have limited ability to compensate at other times of the year for material shortfalls in sales.

Competition

The Group operates in a highly competitive environment. There are few barriers to new entrants. Businesses therefore join and leave the market and/or expand or reduce their product ranges in response to competitive forces. Different channels to market have different cost structures and different appeal to customers.

The Group continuously monitors the activities of its competitors and potential competitors in each of its markets and takes appropriate action in terms of, for example, its product and service offering and pricing to maintain and strengthen its position. The Group actively manages its brands through advertising, promotions and enhancing the retail experience to ensure its stores and websites are seen as the primary destination for electrical goods.

Market margin erosion
The level of margins in electrical retailing is governed by the market. Consumer demand, manufacturer supply, competition from store and internet channels and regulation/taxation all impact on margins. The Group is focused on protecting margins through maximising its international buying scale and maintaining an efficient supply chain. The Group actively manages its cost structures to mitigate the impact of product margin erosion.

(ii) Store portfolio
The quality and location of the Group's store portfolio is a key contributor to the Group's growth strategy. The Group principally operates from large stores in convenient locations that are accessible to substantial numbers of customers. The ability to secure the best sites is critical to building the retail brands.

The Group has a programme of space expansion both in the UK and overseas. It actively manages its store portfolio to optimise the location, size and costs of each of its stores. In areas where the population catchment is lower, franchising of the Group's brands offers the potential for market growth. The Group currently franchises its brands in Norway (Elkjøp), Italy (UniEuro City), Sweden (El Giganten), Greece (Kotsovolos), Denmark and the Faroe Islands (El Giganten), Finland (Gigantti) and Iceland (Elko).

(iii) Employees
The Group has a strong reputation for developing retail leaders and sales staff with entrepreneurial spirit. All retailers face the risk of failing to attract, develop and retain the right calibre of staff for their business. Through the Group's retail reputation, development programmes and the career opportunities afforded by the Group's size and diversity of operations, the Board believes that DSG international is well placed to build on its success.

(iv) Product life cycle and supply
Some electrical products sold by the Group are subject to rapid technological change which shortens their life cycle. Electrical goods are often subject to price deflation as the production of new products and technologies grows and availability increases. Careful management is required to avoid loss of value and/or the risk of stock obsolescence when products are superseded. The Group has extensive experience of managing electrical goods with short product life cycles.

(v) Entering new markets
Expansion through acquisition or the establishment of new businesses is subject to the availability of suitable opportunities. Companies operating large out of town stores may not be available for purchase and new operations may not be able to find suitable sites for new stores. Entry into new markets gives rise to risks related to culture, markets, legislation, regulation and access to goods and resources.

The Group utilises its considerable experience of developing new retailing chains through both acquisitions and start ups to mitigate risk. Extensive research is undertaken and local advice is sought. If entry is by establishing a greenfield operation the Group will test the market with a small number of stores, prior to a possible roll out of the chain. Acquisitions made in stages as well as outright purchases are both considered.

(vi) Treasury risks and policies
Treasury operations are managed centrally within policies and procedures approved by the Board. Group Treasury reports regularly to the Group Executive Committee and the Tax and Treasury Committee and is subject to periodic independent internal and external reviews. The major financial risks to which the Group is exposed relate to movements in foreign exchange, interest rates, liquidity risk and credit risk. Where appropriate, cost effective and practicable the Group uses financial instruments and derivatives to manage these risks in accordance with defined policies. Throughout the period under review, in accordance with Group policy, no speculative use of derivatives, foreign exchange or other instruments was permitted.

The Group's accounting policies in relation to derivatives are set out in note 1.15 to the financial statements.

Exchange rate risk
The Group is exposed to exchange risk on overseas earnings and fluctuations in translated values of foreign currency assets and liabilities. The Group's principal translation currency exposures are the Euro and Norwegian Kroner. The Group's policy is to match, in whole or in part, where cost effective, currency earnings with related currency costs and currency assets with currency liabilities through the use of appropriate hedging instruments.

The Group is also exposed to certain transactional currency exposures. Such exposures arise from purchases in currencies other than in the functional currency of the entity. The Group's principal transactional currency exposures are the USD and Euro. It is Group policy to eliminate the currency exposures on such purchases through the use of appropriate hedging instruments such as forward exchange contracts.

Interest rate risk

The principal interest rate risks of the Group arise in respect of Sterling cash and investments, internally hedged Norwegian Kroner liabilities and Euro borrowings. Potential exposure to interest rate movements is mitigated by the Group's policy to match the profile of interest payments with that of its interest receipts. Further mitigation is achieved with interest-based credit commissions received and through the use of interest-based hedging instruments.

Liquidity risk

It is Group policy to maintain committed bank and other facilities sufficient to meet anticipated financial requirements. Uncommitted facilities are also maintained and used if available on advantageous terms.

It is Group Treasury policy to ensure that a prudent level of committed facilities is available at peak trading periods, based on forecast working capital requirements.

Credit risk

The Group has no significant concentration of credit risk. The Group's exposure to credit risk on liquid funds, investments and derivative financial instruments arises from the risk of default of counterparties, with a maximum exposure equal to the book value of these instruments. This is limited as Group Treasury policy on investment restricts counterparties to those with a minimum Moody's long term credit rating of A3 and short term credit rating of P1. Investments mainly comprise bank deposits, floating rate notes and commercial paper. The Group continuously reviews the credit quality of counterparties, the limits placed on individual credit exposures and categories of investments.

Many sales to retail customers are made on credit. It is Group policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

(vii) Pension risk and policies

The principal pension scheme operated by the Group is the UK defined benefit scheme.

This scheme is subject to risks regarding the amount of the liabilities as a result of changes in life expectancy, inflation and future salary increases, risks regarding the value of investments and the returns derived from such investments.

The pension trustees, in consultation with the Company, have commenced changes to the scheme's investment strategy to mitigate the volatility of liabilities and to diversify investment risk.

(viii) Systems failure

In common with other large businesses, the Group is dependent on the suitability and reliability of its systems and procedures, including its information technology, warehousing and distribution systems. The Group has developed emergency procedures, which are regularly tested. The Group carries out evaluation, planning and implementation analysis before updating or introducing new systems that have an impact on critical functions.

(ix) Outsourcing

The Group has outsourced the majority of its call handling and IT services to third parties and is in the process of outsourcing warehouse and distribution facilities. While these contracts will produce major cost savings, the Group recognises the increased dependency on third parties to deliver core activities and has put in place appropriate service level agreements within the contracts.

(x) Damage to property and consequential business interruption

The Group operates from a large number of sites, all of which are subject to the risks of fire, weather and water damage and in some cases are subject to earthquake and other specific risks.

The Group regularly reviews and assesses these risks, takes action to mitigate the likelihood and cost of potential incidents and has insurance in place to cover material exposures.

Business continuity plans are in place to respond to major disruption to the business. These were effectively deployed in December 2005 when the Group's headquarters were damaged by the explosion at the Buncefield oil storage depot in Hemel Hempstead and retail operations were able to continue without material impact.

(xi) Legislative, reputational and regulatory risks

The Group's operations are subject to extensive regulatory requirements, particularly in relation to the products and services it sells, its advertising, marketing and sales practices, its employment and pensions policies and planning and environmental issues. Changes in laws and regulations and their enforcement may impact upon the Group's business in terms of costs, changes to business practices, restrictions on activities or, more importantly, lead to reputational damage to the Group and its brands.

The Group operates a strong compliance regime, which monitors legal developments to ensure the delivery of appropriate training and any necessary modification to trading practices and policies. Regular reviews and independent audits are conducted in stores to ensure compliance with the increasing number of legal and regulatory requirements.

Tax laws that apply to the Group's businesses may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. Such potential amendments and their application to the Group are regularly monitored and, if relevant and appropriate, actions taken to ensure ongoing efficiency.

Social, environmental and ethical risks that might impact on the Group's reputation are regularly monitored by the Board.

Performance monitoring

The successful delivery of the Group's strategic objective is monitored by the Board through Key Performance Indicators and the periodic review of Group operations.

Financial key performance indicators

Operational	Definition
Total sales	Growth in total sales.
Like for like sales	The ability to grow sales in stores in the Group is an important measure of a brand's appeal to customers and its competitive position. The Board measures like for like sales as sales in stores that have been open for a full financial year both at the commencement and end of the financial period. Customer support agreement sales are excluded from all UK like for like calculations to remove the distorting effect of the introduction of pay-as-you-go agreements. Sales targets are set relative to the market and expected economic conditions; the Group targets each of its operations to exceed the level of growth in its designated market.
Market position	In line with the Group's strategy to be the largest and most successful electrical retailer in the world outside North America, this is an important measure of how well customers are being engaged by the Group's brands in each market. Retailing operations should be, or be capable of becoming, the number one or number two specialist electrical retailer in that market, measured by market share.
Operating profit	Continued growth of operating profits enables the Group to invest in its future and provide a return for shareholders. Targets are set relative to expected market performance.
Controllable earnings	The Group defines controllable earnings as operating profit less a charge based on the amount of invested capital. The Group targets to manage controllable earnings in line with longer term strategic objectives.
Free Cash Flow	The Group defines Free Cash Flow as net cash generated from operations including The Link plus net finance income, less taxation, net capital expenditure and cash related to finance leases and dividend payments to minority shareholders. The management of cash usage, in particular working capital employed in the business, optimises resources available for the Group to invest in its future growth and to provide shareholder value. The Group targets to manage Free Cash Flow in line with earnings.

Stakeholder satisfaction	Definition
Customer satisfaction	Results of mystery shopping and telephone surveys.
Staff satisfaction	Results of staff surveys.
Staff turnover	Retention rates versus length of service.

Shareholder	Definition
Earnings per share	The level of growth in earnings per share provides a suitable measure of the overall financial health of the Group and its ability to deliver returns to shareholders each year. The Group targets growth in adjusted diluted earnings per share (EPS) of 3 per cent over inflation.
Total shareholder return	This metric provides a relative performance measure over the longer term of the Group's ability to deliver returns for shareholders. The Group seeks to outperform the FTSE 100 Index over a three year period.

Corporate responsibility key performance indicators

The Group monitors five principal corporate responsibility indicators. These are:

- staff diversity;
- health & safety – employee accidents;
- ethical supply chain audits;
- contributions to the community; and
- waste recycled.

Details are set out in the Corporate Responsibility Review on pages 20 to 25, together with the performance results for 2005/06.

These indicators are used to manage the business and, where appropriate, in executive management appraisal on a divisional and regional basis. They enable the Board to identify risks to achieving the Group's objectives and to take mitigating action promptly.

A review of the Group's results and Key Performance Indicators for 2005/06 is set out on pages 8 to 19.

Acquisitions

On 2 August 2005 the Group acquired Area Interactiva SA, an e-commerce retailer of computing equipment and peripherals in Spain.

On 24 August 2005 the Group acquired Equanet Holdings Limited, a B2B reseller of computing and communications equipment for consideration of £12.8 million.

On 1 March 2006 the Group acquired Adiumentum OY, (trading as Markantalo) the number two electrical retailer in Finland, for €48.8 million.

Post balance sheet events

Following commercial agreement in principle on 21 June 2006, the Group entered into exclusive negotiations regarding the acquisition by O_2 (UK) Limited of the Group's 60 per cent stake in The Link Stores Limited subject to agreement of legally binding documentation and other terms and conditions, for a cash sum of approximately £30 million.

On 3 July 2006 the Group acquired a controlling 77 per cent interest in Fotovista S.A. (Fotovista) for a total cash consideration of €261 million (£179 million). Fotovista is the parent company of Pixmania, a leading European e-tailer of digital photographic and consumer electronic products.

Dividends

An interim dividend of 1.92 pence per share was paid on 1 March 2006 to shareholders on the register at the close of business on 27 January 2006. The directors recommend the payment of a final dividend of 6.53 pence per share, making total dividends of 8.45 pence per share for the period (2004/05 8.05 pence per share). Subject to shareholders' approval at the annual general meeting on 6 September 2006, the final dividend will be paid on 29 September 2006 to shareholders on the register at the close of business on 25 August 2006.

Total dividends paid to shareholders in the financial period were £150.2 million (2004/05 £144.4 million).

Share capital

Details of the Company's share capital and changes to the issued share capital during the period, including share options exercised and shares repurchased, are given in note 22 to the financial statements.

On 23 June 2004 the Company announced a programme to repurchase shares to the value of £200 million to improve balance sheet efficiency. The programme, entailing the repurchase for cancellation of 127.1 million shares over two financial periods, was completed on 22 March 2006.

Substantial share interests

At 6 July 2006 the following interests of 3 per cent or more in the issued share capital had been notified to the Company pursuant to sections 198 to 210 of the Companies Act 1985 (as amended):

	Number of ordinary shares	% of issued share capital
The Capital Group Companies, Inc.	224,008,450	12.23
Barclays PLC	84,589,516	4.55
Sprucegrove Investment Management Limited	76,799,328	4.00
Legal & General plc and Legal & General Investment Management Limited	69,988,304	3.70
Deutsche Bank AG	58,317,010	3.14
Aviva plc	56,181,480	3.08
Oppenheimer Funds, Inc.	59,052,965	3.03

Directors

David Longbottom retired from the Board on 5 April 2006.

The names of the directors who served throughout the period, their biographical details and other information, are shown on pages 26 and 27.

In accordance with the Articles of Association, John Whybrow, Rita Clifton and John Clare will retire at the annual general meeting and, being eligible, will offer themselves for re-appointment. John Whybrow and Rita Clifton were appointed non-executive directors, pursuant to letters dated 20 May 2003 and 1 September 2003 respectively for three year terms ending on 24 June 2006 and 1 September 2006, respectively. Their appointments for further three year terms upon the expiry of their current terms of office were approved by the Board on 4 April 2006 subject to shareholders' approval. John Clare has a service agreement with DSG Retail Limited which can be terminated by 12 months' notice. The Board is satisfied that the directors retiring by rotation are qualified for re-appointment by virtue of their skills, experience and contributions to the Board.

The interests of the directors in the share capital of the Company are shown in the Remuneration Report on pages 53 and 54. No director had any beneficial interests in the shares of any subsidiary undertaking or in any contract or arrangement (apart from contracts of service) to which the Company or any subsidiary was a party during or at the end of the financial period.

Policy and practice on payment of suppliers

The Group's policy and practice on payment of suppliers is shown in the Corporate Responsibility Review on page 23.

Directors' and officers' liability insurance

Pursuant to Article 145 of the Memorandum and Articles of Association, the directors, secretary and other officers of the Company are entitled to be indemnified by the Company out of its own funds against liabilities arising from the conduct of the Group's business to the extent permitted by law. The Group has purchased appropriate Directors' and Officers' insurance cover which in general terms indemnifies individual directors' and officers' personal legal liability and costs for claims arising out of actions taken in connection with the Group's business.

Charitable and political donations

During the period, the Group donated £875,000 (2004/05 £875,000) to The DSG international Foundation (formerly The Dixons Foundation), a registered charitable trust. Further details of the Group's charitable activities are set out in the Corporate Responsibility Review on pages 23 and 24.

The Company made no payments (2004/05 £nil), which constituted EU Political Expenditure. A resolution to authorise the directors to incur EU Political Expenditure in the coming year to an aggregate amount not exceeding £25,000 will be proposed at the forthcoming annual general meeting.

Equal opportunities and employee involvement

Details of the Group's equal opportunities policies and the ways in which it seeks to involve employees in the Group's business, together with information about the Group's policy in regard to the employment of people with disabilities are set out in the Corporate Responsibility Review on pages 20 and 22.

Auditors and disclosure of information to auditors

Deloitte & Touche LLP are willing to continue in office as auditors to the Company. Resolutions for their re-appointment and to authorise the directors to agree their remuneration will be proposed at the forthcoming annual general meeting.

To the best of each of the directors' knowledge and belief, and having made appropriate enquiries of other officers of the Group, all information relevant to enabling the auditors to provide their opinion on the financial statements has been provided. Each of the directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that the Company's auditors are aware of any such information.

Annual general meeting

The annual general meeting will be held on 6 September 2006 at The Café Royal, 68 Regent Street, London W1 at 11.30 a.m. Notice of the meeting, together with full details and an explanation of the business to be considered, is given in a separate letter accompanying this report.

By Order of the Board



Geoffrey Budd
Secretary
6 July 2006

Corporate Governance Report

The Company maintains high standards of corporate governance for which the directors are collectively accountable to shareholders. Sound governance is central to achieving the directors' prime objective of maximising shareholder value and comprises, principally, the processes by which the Group is directed and managed, risks are identified and controlled and effective accountability is assured.

Combined Code

The following statement, together with the Remuneration Report on pages 47 to 55, the Audit Committee Report on page 45 and the Nominations Committee Report on page 46 sets out the manner in which the Group has, throughout the period, applied the principles contained in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 ("the Combined Code").

Board of directors

The Board comprises a non-executive Chairman, four non-executive directors considered by the Board to be independent and two executive directors. Andrew Lynch fulfilled the role of Senior Independent Director throughout the year. Changes to the Board during the period are set out in the Directors' Report on page 38. Detailed biographies of the Board members are shown on pages 26 and 27.

The schedule of matters reserved for the Board includes:

- approval of the interim statement and annual report and accounts (including the review of critical accounting policies and accounting judgements and an assessment of the Company's position and prospects);
- approval of the interim and final dividends;
- the appointment and remuneration of the external auditors;
- communication with shareholders, including approval of all circulars, prospectuses and major public announcements;
- changes relating to the Company's capital structure and the Memorandum and Articles of Association;
- the appointment, removal and remuneration of directors and the Company Secretary;
- the terms of reference of Board Committees, the Chairman and the executive directors;
- approval of the Group's strategy and annual budget;
- review of Group performance;
- maintaining and monitoring the Group's system of internal control and risk management;
- approval of major capital expenditure or disposals, material contracts, material acquisitions and divestments; and
- changes to retirement benefit schemes, employee share plans and long term incentive programmes.

The full schedule of matters reserved for the Board appears on the Group's corporate website (www.dsgiplc.com).

The Board met eight times during the period excluding ad hoc meetings convened to deal with procedural matters. All directors attended all meetings apart from David Longbottom who was absent from one meeting. Two meetings were held in overseas locations enabling the non-executive directors to gain first hand experience of markets in which the Group trades and giving local management direct access to members of the Board. There were meetings of the non-executive directors during the period without the executive directors being present and a meeting between the Senior Independent Director and the other non-executive directors without the Chairman being present.

An annual Board "awayday" focuses on the longer term strategic direction of the Group and the markets in which it operates. An evaluation of the effectiveness of the Board and its principal committees and of their constitutions and processes was undertaken in July 2005. This included an assessment of the individual members of the Board and of their roles, conducted through one-to-one interviews with the Chairman. The non-executive directors, led by the Senior Independent Director, reviewed the leadership and performance of the Chairman, taking into account the views of the executive directors. These processes will be repeated in 2006/07. The assessment concluded that the structure of the Board and of its committees was robust and that the contributions and the time commitments of their constituent members satisfied the present needs of the business.

The offices of Chairman and Group Chief Executive are held separately and written statements of their responsibilities have been approved by the Board.

The Chairman ensures that the Board has full and timely access to all relevant information and holds occasional meetings with the non-executive directors to discuss corporate strategy and performance. There is frequent contact between directors outside formal meetings to progress the Group's business and to promote open communication and teamworking.

A corporate governance framework has been approved by the Board defining the role and responsibilities of the constituent elements of the Group's management structure. This enables the Board to plan, execute, control and monitor the Group's activities so as to achieve its strategic objectives.

All directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in the furtherance of their duties. On appointment, each director receives a tailored induction programme into the Group together with guidance and training appropriate to their level of previous experience. Non-executive directors are encouraged to meet members of senior management regularly and to undertake visits to all parts of the Group, particularly newly acquired and developing businesses. All directors are kept informed of changes in relevant legislation and changes in commercial and financial risks.

The Articles of Association require one-third of the Board not otherwise subject to re-appointment by shareholders to retire by rotation each year and ensure that over a three year period each director is subject to re-appointment by shareholders in general meeting. Details of the directors retiring by rotation at the annual general meeting on 6 September 2006 are set out in the Directors' Report on page 38.

Board committees

The Board has established a number of committees to which it has delegated specific responsibilities. The trading divisions are managed by separate executive committees. Separate reports from the Audit, Nominations and Remuneration Committees, including details of membership and terms of reference, are set out on pages 45 to 55. Membership of the other principal committees and a summary of their terms of reference are shown below:

Members	Meetings attended during the period	Meetings held during period	Summary terms of reference
Chairman's Committee			
Sir John Collins (Chairman)	10	10	A forum for the Chairman to monitor and review the development and implementation of strategy and business/market developments and to report appropriately to the Board.
Ben Bengougam (since 9 February 2006)	1		
John Clare	10		
David Longbottom (until 5 April 2006)	9		
Kevin O'Byrne	10		
Group Executive Committee			
John Clare (Chairman)	8	8	Responsible for the implementation of strategy and the day to day management of the Group's business.
Ben Bengougam (since 9 February 2006)	1		
Per Bjørgås	8		
David Longbottom (until 9 February 2006)	7		
Kevin O'Byrne	8		
Simon Turner	7		
Nick Wilkinson	8		
Nick Wood	6		

All committees operate within written terms of reference approved by the Board, which are available on request from the Company Secretary and may be viewed on the corporate website. The Board receives and reviews minutes of their meetings.

Relations with shareholders

The Board attaches considerable importance to the maintenance of constructive relationships with shareholders. Effective two way communication with institutional investors and analysts is established through regular presentations and meetings in the UK and overseas, usually by the Group Chief Executive and Group Finance Director. The Chairman holds occasional meetings with major shareholders to discuss matters of mutual interest including corporate strategy and governance issues. Matters arising from these presentations and meetings are communicated to the Board. Presentations are conducted in accordance with the Financial Services Authority's Disclosure Rules on the dissemination of inside information to ensure the protection of such information that has not already been made available generally to the Company's shareholders. The Board receives and reviews an investor relations report at each of its meetings. The Senior Independent Director is available to discuss with shareholders any major issues that cannot be resolved through normal channels. Non-executive directors are offered the opportunity to attend meetings with major shareholders.

The annual general meeting provides an opportunity to communicate directly with shareholders. The chairmen of the Audit, Remuneration and Nominations Committees are available at the meeting to answer questions from shareholders. Notice of the annual general meeting and related documents are mailed to shareholders at least 20 working days before the meeting. Separate resolutions are proposed on each substantially different issue. The notice is contained in an accompanying letter. The Group publishes on its corporate website details of proxy votes together with a summary of the business conducted at the annual general meeting.

In addition to the interim and annual reports, shareholders can obtain information about the Group posted on the corporate website.

Pension schemes

The Group operates a number of defined contribution and defined benefit pension schemes. The principal scheme, which operates in the UK, comprises a funded defined benefit section and a defined contribution section.

Trustees hold the assets of the scheme separately from those of the Group. There are six trustees: three members of senior management and three external trustees. The power of appointment of new trustees is vested in the trustees. Asset management is delegated to three independent companies whose performance is monitored by a specialist performance measurement service. The scheme's accounts are audited annually by Nexia Smith and Williamson Audit Limited, who are not auditors to any Group companies. Members of the scheme receive an annual statement of their accrued benefits and a copy of the trustees' annual report.

The defined benefit section of this scheme has been closed to new members since 1 September 2002. Membership of the defined contribution section is available to all UK employees of the Group with six months' service or more. Further information about pensions is given in note 27 to the financial statements.

Internal control

In accordance with the guidance of the Turnbull working party set out in "Internal Control: Guidance for Directors on the Combined Code", the Group has established and maintained a process for identifying, evaluating and managing the significant risks faced by the Group, for reviewing the effectiveness of the system of internal control and for confirming that action has been taken to remedy any significant failings or weaknesses that have been identified. This process was in place throughout the 52 weeks ended 29 April 2006 and to the date of approval of the financial statements.

Responsibility and accountability

The Board has overall responsibility for the Group's system of internal control, for reviewing its effectiveness and the Group's approach to risk management.

The Board delegates to executive management the day to day responsibility for identifying, evaluating and managing the risks facing the Group's operations, and for implementing and maintaining internal control systems that manage those risks in an efficient and effective manner, appropriate to their nature and scale.

Senior management is responsible and accountable for internal control and risk management and for ensuring compliance with the Group's policies and procedures.

Inherent limitations and continuous improvement

In determining its policies on internal control, the Board has regard to the materiality of the relevant risks, the likelihood of losses occurring and the costs of control. The directors are aware that the inherent limitations in any system of control mean that risk cannot be totally eliminated. It follows that the Group's system of internal control is designed to manage and mitigate, rather than remove, the risk of failure to achieve business objectives.

The Group's approach to managing and monitoring internal control and risk assessment is regularly reviewed to identify ways in which it can be improved and further embedded throughout the Group's operations.

Control environment and control activities

In addition to the corporate governance structure described above, the Group's system of internal control and processes for managing risk comprise the following main elements:

- the Board and management committees meet regularly to monitor progress against the targets set out in the Group's budget and strategic three year plan and to consider the quarterly re-forecasts of the Group's expected financial period end position. Financial and non-financial performance reports are produced daily, weekly and four weekly to facilitate this review process;
- the defined lines of authority established by the Board ensure that significant decisions are taken at an appropriate level. These include requirements for the approval and control of both capital and operating expenditure, treasury operations and cash management;
- each business function has established procedures and controls to minimise the risk of fraud and to safeguard the Group's assets;
- appropriate controls and procedures have been established over the security of data held on, and functionality provided by, the Group's internal and outsourced business systems. These include disaster recovery arrangements. The computer systems are periodically tested and reviewed by both internal and external audit functions;
- the Group appoints individuals who are of a calibre to enable them to discharge the duties and responsibilities of the roles assigned to them. Established performance review and development mechanisms exist to identify key objectives and areas for improvement for each member of staff. Succession planning forms an integral part of HR management;
- Group Treasury operates within established and documented policies and procedures. The policies are described in the Directors' Report on pages 33 and 34 and are reviewed and approved annually by the Group Executive Committee;
- the Group's programme of insurance covers the material risks to the Group's assets and business and is reviewed annually by the Group Executive Committee and the Audit Committee;
- all entities within the Group are required to adhere to common standards of internal control and corporate governance, which are specified in documented guidance; and
- following major acquisitions, post completion assessments are carried out.

Assurance and monitoring

The Board conducts an annual evaluation of the management of risk and the processes of internal control.

The Audit Committee seeks ongoing assurance that the control environment and activities described above are operating effectively and reports at each Board meeting.

Corporate responsibility

The Group operates a Corporate Responsibility (CR) Committee, chaired by the Company Secretary, which meets at least four times annually. The Group Finance Director is a member of the CR Committee and is the Board member with specific responsibility for social, environmental, ethical and other CR-related matters. The CR Committee assists the Board in identifying business and reputational risks arising from the conduct of the Group's businesses. It makes recommendations on measurement tools and audit procedures and reports on the effectiveness of systems for managing CR-related matters.

All Board members receive regular updates on CR issues, risks and opportunities and the Board regularly reviews CR issues.

Further information on corporate responsibility is given on pages 20 to 25 and on the corporate website.

Compliance

The directors consider that the Company has, throughout the period, complied with the provisions set out in Section 1 of the Combined Code.

Audit Committee Report

The Board has delegated to the Audit Committee responsibility to:

- monitor the integrity of the financial statements and any formal announcements relating to the Company's financial performance;
- review critical accounting policies and financial reporting judgements;
- review the integrity of the Group's system of internal control and risk management;
- monitor and review the effectiveness of the Group's internal audit function;
- review regularly the Group's policy on the supply of non-audit services by the external auditors, to approve the qualifying services and the level of non-audit fees and to monitor the services provided;
- review and monitor the external auditors' independence and objectivity, assess the effectiveness of the external audit process, approve the external auditors' remuneration and terms of engagement and make recommendations in respect of their re-appointment or removal; and
- monitor the results and effectiveness of arrangements under which employees can raise in confidence issues of concern relating to financial matters and internal controls.

The full terms of reference of the Audit Committee are available on the corporate website.

The Audit Committee comprises the four independent non-executive directors whose biographies are set out on page 27. Andrew Lynch is the Committee's chairman. The Committee met four times during the period in June, September, January and April in advance of key internal and external reporting dates. The members of the Committee attended all of its meetings. Representatives of the external auditors, the Group Finance Director, the Group Financial Controller and the Director of Risk Assurance were invited to attend each meeting to ensure that Committee members were fully informed and fully supported in carrying out their duties. Part of each meeting was held between the members of the Committee, the external auditors and the Director of Risk Assurance in private. The Secretary or Assistant Secretary acted as secretary to the Committee.

During the period the Committee placed additional emphasis on the implementation of International Financial Reporting Standards and the effectiveness of internal audit. The Committee received and discussed reports from the respective functional heads on the impact on the business of the damage to the Group's offices in Hemel Hempstead caused by the Buncefield oil storage depot explosion, taxation risk, working capital management and key performance indicators.

The Committee, having considered the policies and procedures applied by the Group and the internal policies and representations of Deloitte & Touche LLP, including the regular rotation of audit partners, remains satisfied with the auditors' objectivity and independence and the effectiveness of the audit process. Accordingly, the Committee has recommended to the Board that a resolution for their re-appointment be proposed at the annual general meeting.

Approved by the Audit Committee on 6 July 2006 and signed on its behalf by



Andrew Lynch FCA
Chairman of the Audit Committee

Nominations Committee Report

The members of the Nominations Committee are Sir John Collins (who chairs the Committee), John Whybrow, Rita Clifton, Count Emmanuel d'André and Andrew Lynch (independent non-executive directors), and John Clare (Chief Executive). The Company Secretary is secretary of the Committee. The Committee met once during the year. The meeting was attended by all its members except Andrew Lynch.

The Committee's principal roles and responsibilities are:

- to keep under review the structure, size and composition of the Board and its principal committees and to recommend changes deemed necessary;
- to identify, evaluate and nominate to the Board candidates for appointment to the Board;
- to be responsible for succession planning for Board members, in particular the Chairman and Chief Executive; and
- to make recommendations to the Board for the continuation or otherwise of a director in office upon the expiry of any specified term of appointment.

No member of the Committee participates in discussions or decisions concerning their own appointment to the Board.

The Committee's full terms of reference are on the corporate website.

The principal matters considered by the Committee during the period were:

- the retirement from the Board of David Longbottom, Group HR Director. Following an extensive review of internal and external candidates for the role, the Committee recommended to the Board that no successor be appointed immediately. Ben Bengougam, HR Director for Europe, has been promoted to the role of Group HR Director without a seat on the Board at this stage;
- the expiry during the 2006/07 financial year of the initial periods of appointment of three of the non-executive directors (Andrew Lynch on 20 May 2006, John Whybrow on 24 May 2006 and Rita Clifton on 1 September 2006). Having considered their individual contributions to the Board and their commitment of time and expertise to the role, the Committee recommended to the Board that they each be re-appointed for further periods of three years upon the existing terms. The recommendation was subsequently approved by the Board;
- the further consideration of succession planning in relation to Board members and senior executives within the Group; and
- the Committee noted the evaluation of the Board undertaken during the year and confirmed their opinion that the Board's size, composition and structure and the present Board Committee structure remained appropriate to the present needs of the Group. The Committee intends that the executive component of the Board should be strengthened in due course.

The Committee is satisfied that the directors retiring by rotation at the forthcoming annual general meeting (John Whybrow, Rita Clifton and John Clare) are properly qualified for re-appointment by virtue of their skills and experience and their contribution of guidance and time to the Board's deliberations.

Approved by the Nominations Committee and signed on its behalf on 6 July 2006 by



Sir John Collins
Chairman of the Nominations Committee

Remuneration Report

This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985 (the "Act"), as amended by the Directors' Remuneration Report Regulations 2002, and the Listing Rules of the Financial Services Authority. Apart from the information specifically highlighted as audited information relating to individual remuneration, share options, share interests and pensions information, this report is not subject to audit.

The purposes of this report are to inform shareholders of the Company's policies on directors' remuneration applicable to the two financial periods up to 29 April 2006 and thereafter, and to provide details of the remuneration of individual directors as determined by the Remuneration Committee. Shareholders will be asked to approve the report at the annual general meeting on 6 September 2006.

Remuneration Committee

The Board has delegated to the Remuneration Committee responsibility for determining policy in relation to, and specific approval of, the remuneration packages and terms and conditions of employment of each of the executive directors of the Company and for other senior executives of the Group, and policy in relation to the operation of the Group's employee share schemes. In setting the policy, the Committee has regard to the compensation and benefits arrangements which apply below senior management level.

The Committee's full terms of reference are shown on the corporate website.

Throughout the period, the Remuneration Committee comprised three of the independent non-executive directors, John Whybrow (who chairs the Committee), Andrew Lynch and Rita Clifton. The Committee's four meetings during the period were attended by all its members. The Chairman, Chief Executive and the Group Human Resources Director attend meetings of the Committee by invitation in an advisory capacity. Meetings are also attended by the Director of Employee Reward and the Company Secretary (who acts as secretary to the Committee) and occasionally by representatives of remuneration consultants. Nobody attends any part of a meeting at which their own remuneration is discussed.

The remuneration policy, which was in place for both the current and the previous financial periods, was approved by shareholders at the annual general meetings held in 2004 and 2005. No significant changes to the principal elements of the policy have been made for the financial period commencing on 30 April 2006.

KPMG LLP which assisted the Remuneration Committee in devising the current policy, provided occasional advice to the Committee during the year for which they received fees of £7,500. Total fees received by KPMG LLP from the Group were £2,088,000 and included internal audit, tax advice, corporate finance work and other accounting advice provided throughout the year. The Committee remains satisfied of their independence of view in relation to remuneration matters.

Remuneration policy

Executive directors

The objectives of the remuneration policy are to:

- ensure that remuneration fairly recognises and rewards the contribution of individual directors and senior executives to the attainment of the Group's short and longer term results and, where appropriate, the performance of individual trading divisions and business units;
- maintain, particularly through reward schemes based on performance, a competitive package of pay and other benefits which provides the motivation for future achievement;
- facilitate, in an increasingly competitive international environment, the building and retention of a high calibre and focused team which will work effectively to achieve the Group's longer term strategic objectives;
- align the directors' interests with those of shareholders by offering participation in schemes which provide opportunities to build shareholdings in the Company; and
- facilitate effective succession planning.

In implementing this policy, the Remuneration Committee takes account of information and surveys from internal and independent sources and the remuneration paid for comparable positions in other companies, especially those operating internationally. It reviews data and surveys provided by remuneration consultants and market research companies with particular reference to the scale and composition of the total remuneration packages payable to people with like responsibilities, qualifications, skills and experience in businesses of similar size and structure.

The main components of the remuneration of the executive directors are as follows:

(a) Basic salaries
These reflect the Remuneration Committee's assessment of the mid market rate for relevant positions and levels of responsibility and the individual director's experience, performance and value to the business. The basic salaries of the two executive directors were increased at the start of both the 2005/06 and the 2006/07 financial periods, to coincide with the Group-wide pay reviews. In addition, the Group Finance Director's salary was increased in January 2006 to reflect market conditions and his additional responsibilities as Managing Director of the Computing Division.

(b) Performance related remuneration
The performance based elements of remuneration are designed to drive performance and to strengthen the alignment between the interests of the Company's shareholders and its senior management, whilst encouraging management retention. Remuneration packages are constructed to deliver a ratio between fixed salary and performance related pay of 2:3 for on target performance.

The components of performance related remuneration are as follows:

(i) Annual cash bonus
For the years 2004/05 and 2005/06 performance based remuneration for the executive directors has comprised an annual cash bonus plan based on the achievement of the Group's targets. In the case of other participating executives below Board level, divisional and business unit targets are applied.

For 2004/05 the bonus performance measure was growth in adjusted diluted earnings per share (EPS).

For 2005/06 the bonus performance measures were EPS growth and Free Cash Flow which is defined in the Directors' Report on page 36. The potential maximum cash bonuses were 100 per cent of basic salary for the Chief Executive, 85 per cent for the other executive directors and 80 per cent for other participating executives. 50 per cent of the maximum bonus would have been earned for achievement of targets, with additional bonuses payable for substantially exceeding targets calculated on a sliding scale. Bonus payments were John Clare £223,776 and Kevin O'Byrne £106,551.

For 2006/07 the maximum bonus which may be paid to the Chief Executive remains at 100 per cent of base salary and is based solely on EPS growth and Free Cash Flow targets. The maximum which may be earned by the Group Finance Director has been increased from 85 per cent to 100 per cent by the addition of an element based on the attainment of the controllable earnings targets of the Computing Division for which he is now responsible in addition to his duties as Group Finance Director. In the case of both of the executive directors the other bonus elements will be based on the same year on year EPS growth rates as for 2005/06 and the achievement of Group Free Cash Flow targets.

Targets are set using benchmarks that reflect both internal and external expectations, along with earnings estimates for other retailers in the forthcoming year. The Remuneration Committee is satisfied that the targets are challenging. Before approving bonus payments, the Remuneration Committee will confirm that awards reflect genuine improvement in the Group's underlying financial performance taking into account, for example, the impact on the Company's financial statements of the transition to International Financial Reporting Standards (IFRS).

Further information on employee costs, including those relating to senior management is given in notes 6 and 32, respectively to the financial statements.

(ii) Long Term Incentive Plan (LTIP)
Under the LTIP, performance is measured in terms of the Total Shareholder Return (TSR) achieved by the Company over a three year period relative to the companies comprising the FTSE 100 Index at the start of the performance period. The maximum award requires performance in the upper quartile and is equivalent to 50 per cent of basic salary at the date of the provisional award in the case of the executive directors, 45 per cent for the members of the Group Executive Committee and 40 per cent for other participating executives. Prior to vesting, the Remuneration Committee will satisfy itself that the TSR performance achieved reasonably reflects the financial performance of the Group and reserves the right to vary awards accordingly.

No awards are payable for performance below the median TSR achieved by the comparator group. At the median performance, awards will be 40 per cent of the maximum, representing 20 per cent of basic salary for the executive directors, 18 per cent for the members of the GEC and 16 per cent of basic salary for other participating executives.

The numbers of shares which have been provisionally awarded under the LTIP are:

	2006/07		2005/06		2004/05	
	Median performance award	Maximum performance award	Median performance award	Maximum performance award	Median performance award	Maximum performance award
John Clare	76,190	190,476	93,802	234,507	81,674	204,186
Kevin O'Byrne	50,448	126,122	49,295	123,239	36,714	91,787

Shares provisionally awarded under the LTIP are also shown in the table of directors' restricted interests on page 54. In respect of the provisional awards made in 2004/05, the Company's TSR is currently below the median TSR of the comparator group. If the position is maintained at the end of the three year performance period, no shares would vest. In relation to the provisional awards made in 2005/06, the Company's relative TSR would, if the current position were maintained over a three year performance period, result in approximately 50 per cent of the share awards vesting.

(iii) Share options and performance share plans
The Remuneration Committee approves the bases on which options are granted to executive directors and other employees under the Company's discretionary share option schemes and other performance share plans.

Options are granted annually to executive directors and other senior executives over shares having a market value on the date of grant equal to twice their basic salary.

Executive directors and senior executives are also entitled to participate in the Sharesave Scheme (SAYE) on the same conditions as other employees. Over 8,500 employees currently participate in SAYE.

The following table summarises the terms applicable to the grant of options outstanding as at 29 April 2006.

Share option terms (audited information)

	Performance conditions	Retesting	Lapse date
Grants made before 1 July 2003	The market price on the date of exercise is at least 20 per cent higher than the option price, assuming exercise takes place between three and four years after the date of grant. For later exercises, the rate of share growth is adjusted in line with the Retail Prices Index (RPI). Exercise is also conditional upon adjusted diluted earnings per share (EPS) having increased by not less than 3 per cent above the RPI over any consecutive period of three years during the life of the option.	During the life of the option.	Ten years from the date of grant.
Grant made on 28 July 2003	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the RPI per annum by at least 3 per cent per annum compound.	The EPS test will be used on the fourth and fifth anniversaries.	Five years from the date of grant if the performance criterion has not been met. Ten years from the date of grant if it has been met.

	Performance conditions	Retesting	Lapse date
Grant made on 4 August 2004	On the third anniversary of the date of grant EPS growth over the period since the date of grant must exceed the RPI by at least 3 per cent per annum compound.	No retesting.	Three years from the date of grant if the performance criterion has not been met. Ten years from the date of grant if it has been met.
Grants made after 11 October 2004	Over the three year performance period EPS growth is equal to or greater than RPI plus 5 per cent. Where EPS growth is between RPI plus 3 per cent and RPI plus 5 per cent, options will vest on a straight line basis between 100 per cent and 200 per cent of basic salary.	No retesting.	Three years from the date of grant if the performance criterion has not been met. Ten years from the date of grant if it has been met.

Prior to 2005/06, options were granted to other employees in the UK and overseas on the basis of management grade and to employees with more than three years' service. Employees below executive level now participate in a cash settled performance share plan linked in most cases to the attainment of three year EPS targets. The eligibility criteria and overall fair value of awards under this plan are similar to those under the previous share option plan. Of the 123,744,984 shares currently under option, 10,299,414 relate to the executive directors and members of senior management. Options granted since April 1996 and which may be satisfied by the issue of new shares upon exercise represented 8.16 per cent of the issued share capital of the Company as at 29 April 2006.

Further information on share-based payments is set out in note 25 to the financial statements.

(iv) Deferred Equity Participation Plan (DEPP)
For years prior to and including 2003/04, the executive directors participated in the DEPP which provided a bonus based on the level of growth in adjusted diluted earnings per share (EPS) payable partly in cash and partly in shares. The share element was matched by the Company on a basis determined by the Remuneration Committee. Shares awarded were allocated to a share bank, a proportion of which was released to participants annually after a retention period.

The DEPP ceased to operate for financial years beginning after 1 May 2004 and was replaced by the LTIP. Half of the shares held in share banks on that date were released to participants on 29 April 2005 and the remainder on 28 April 2006. One senior executive retains a share bank.

(c) Taxable benefits
Each of the executive directors is entitled to the use of a company car with related benefits or cash payments in lieu and is a member of the non-contributory medical expenses plan which provides benefits similar to those applicable in similar companies.

(d) Pensions and related benefits
The executive directors accrued benefits under the senior executive section of DSG Retirement & Employee Security Scheme (DRESS). This is a funded, HM Revenue and Customs registered contributory pension scheme which provides a pension at normal retirement age (60) of two-thirds of pensionable salary subject to a minimum period of 20 years' membership. Part of this pension may be commuted for cash at the date of retirement. Membership of the scheme also confers dependants' pensions, insured lump sums on death in service and benefits in the event of prolonged disability. Details of pension benefits earned by directors during the financial period are shown on page 53.

Cash bonuses earned since 2004/05 are not included as part of pensionable salary.

Following the implementation of the Finance Act 2004, John Clare, whose accrued pension at 6 April 2006 was valued in excess of the Lifetime Allowance, has elected to continue to accrue pensionable service on existing terms, but subject to the new tax regime. He has the option to withdraw from DRESS, in which case he will receive a taxable salary supplement of 30 per cent of his base pay, representing the contributions that the Company would otherwise have paid to DRESS.

Notwithstanding the abolition of the statutory earnings cap for pensions purposes on 6 April 2006, an equivalent cap, adjusted annually for inflation, has been introduced for the purposes of DRESS. This is currently £108,600. Kevin O'Byrne will continue to receive a salary supplement equivalent to the contributions which would otherwise have been paid by the Company to DRESS on that part of his pensionable salary which exceeds the earnings cap. A similar arrangement applies to nine other senior executives.

The salary cap will apply to new externally recruited executive directors who will be offered membership of the money purchase section of DRESS with a salary supplement. Any such directors will have the option to use the supplement to pay additional voluntary contributions within the annual allowance introduced by the Finance Act 2004.

(e) Service agreements
Each of the executive directors has a service agreement with DSG Retail Limited which may be terminated at any time by 12 months' notice. Service agreements contain neither a liquidated damages nor a change of control clause. It is the Company's policy to ensure that any payments made to a director in the event of the early termination of a service agreement reflect the circumstances giving rise to termination and, where considered appropriate, the obligation of the outgoing director to mitigate his loss. Accordingly, compensation payments are normally paid in instalments and are conditional on the leaver's employment and earnings status.

The service agreements of the executive directors who served during the financial period were entered into on the following dates:

	Date
John Clare	3 Feb 1989
David Longbottom	9 Dec 2002
Kevin O'Byrne	16 Jul 2004

The service agreements of the continuing directors are available for inspection at the registered office of the Company during normal business hours on each business day.

(f) External directorships
Executive directors are permitted to accept non-executive directorships in external companies and to retain the fees which they receive in such roles. Normally only one such appointment will be authorised for each director. During the period, John Clare was a non-executive director of Hammerson plc and was paid a fee at the rate of £42,000 per annum. David Longbottom was a non-executive director of Luminar plc and was paid a fee at the rate of £33,000 per annum.

Non-executive directors
Non-executive directors are normally appointed for three year terms. Their current terms expire as follows:

	Date
Sir John Collins	11 Sep 2008
Count Emmanuel d'André	1 Sep 2008
Rita Clifton	1 Sep 2009
Andrew Lynch	20 May 2009
John Whybrow	24 Jun 2009

The remuneration of non-executive directors is determined by the Board upon the recommendations of the Group Chief Executive and the Group Finance Director.

Sir John Collins' fee is currently £285,000 per annum and is reviewable annually. He is also provided with the use of a car and related benefits and is a member of the Group's medical expenses plan.

The other non-executive directors receive a fee (currently £35,000 per annum or euro equivalent). The fee is normally reviewed annually in September. The last increase occurred in September 2004.

Andrew Lynch and John Whybrow receive additional fees payable at the rate of £5,000 per annum for services as chairmen of the Audit Committee and Remuneration Committee, respectively.

Andrew Lynch has been designated Senior Independent Director for which he receives a further fee of £5,000 per annum.

Non-executive directors derive no other benefits from their office and are not eligible to participate in the Group's pension scheme. It is Company policy not to grant share options to non-executive directors or to require part of their fees to be paid in the form of shares.

The terms and conditions governing the appointment of the non-executive directors are available on application to the Company Secretary.

Directors' remuneration (audited information)
The following table shows an analysis of the emoluments of individual directors:

	Basic salary and fees £'000	Cash bonus[1] £'000	Taxable benefits £'000	52 weeks ended 29 April 2006 Total £'000	Basic salary and fees £'000	Cash bonus[1] £'000	Taxable benefits £'000	52 weeks ended 30 April 2005 Total £'000
Executive								
Current directors								
John Clare	**666**	**70**	**33**	**769**	634	234	33	901
Kevin O'Byrne[2] [3]	**435**	**35**	**16**	**486**	274	–	8	282
Former directors								
Jeremy Darroch[3]	**–**	**–**	**–**	**–**	110	103	8	221
David Longbottom[3]	**294**	**35**	**25**	**354**	296	93	21	410
	1,395	**140**	**74**	**1,609**	1,314	430	70	1,814
Non-executive								
Current directors								
Sir John Collins	**278**	**–**	**1**	**279**	262	–	1	263
Count Emmanuel d'André	**35**	**–**	**–**	**35**	35	–	–	35
Rita Clifton	**35**	**–**	**–**	**35**	33	–	–	33
Andrew Lynch	**45**	**–**	**–**	**45**	41	–	–	41
John Whybrow	**40**	**–**	**–**	**40**	38	–	–	38
	433	**–**	**1**	**434**	409	–	1	410
	1,828	**140**	**75**	**2,043**	1,723	430	71	2,224

(1) Cash bonuses shown for the 52 weeks ended 29 April 2006 and 30 April 2005 comprise amounts payable in respect of the 52 weeks ended 30 April 2005 and 1 May 2004, respectively.

(2) Kevin O'Byrne's salary included £61,981 (52 weeks ended 30 April 2005 £42,883) representing contributions which would have been payable to DRESS had his pensionable salary not been subject to the statutory earnings cap. The salary shown for the 52 weeks ended 30 April 2005 related to the period since his appointment as a director on 19 July 2004. In 2004/05, he received a cash bonus of £51,000 under the terms of the DEPP relating to the 52 weeks ended 1 May 2004 which was during the period prior to him becoming a director.

(3) Amounts shown relate to the period in office as directors.

The following table shows performance related remuneration paid in the form of shares:

	2005/06 Gross value of shares released £'000	2004/05 Gross value of shares released £'000	2005/06 Gains from exercise of share options £'000	2004/05 Gains from exercise of share options £'000
Current directors				
John Clare	**268**	207	**–**	–
Kevin O'Byrne	**39**	30	**–**	–
Former director				
David Longbottom[1]	**100**	77	**–**	–
	407	314	**–**	–

(1) Amounts shown for 2005/06 were released after date of retirement.

The gross value of shares released comprises share releases under the DEPP, as described in section (b)(iv) of this report.

It is the policy of the Remuneration Committee to encourage executive directors to build shareholdings in the Company over a three year period to a minimum value equivalent to their basic salary with the expectation that such shareholdings will be achieved principally through shares vesting under the share option and other performance share plans in which they participate.

Directors' pensions (audited information)

	Accrued pension as at 29 April 2006 £'000	Accrued pension as at 30 April 2005 £'000	Gross increase in accrued pension during the period £'000	Increase in accrued pension during the period, net of inflation £'000	Transfer value of accrued benefits as at 29 April 2006 £'000	Transfer value of accrued benefits as at 30 April 2005 £'000	Change in transfer values less members' contributions £'000
John Clare	**413**	393	**20**	**9**	**6,892**	5,869	**967**
Kevin O'Byrne	**12**	8	**4**	**3**	**83**	52	**23**

Accrued pension shown is that payable at normal retirement age (60).

David Longbottom, who retired from the Board on 5 April 2006, reached normal retirement age on 13 July 2004 and accordingly ceased to accrue pension benefits for service after this date. The transfer value of his accrued pension at his date of retirement was £3,872,248.

The transfer values have been calculated in accordance with Guidance Note GN 11 "Retirement Benefit Schemes – Transfer Values" published by the Institute of Actuaries and the Faculty of Actuaries and dated 6 April 2001. The difference between the transfer values at the beginning and end of the period includes the effect of factors beyond the control of the Company and the directors, such as stock market movements.

Directors' share interests (audited information)

Unrestricted beneficial and family interests	29 April 2006	30 April 2005
Executive directors		
John Clare	**2,193,725**	2,107,633
Kevin O'Byrne	**25,286**	12,643
Non-executive directors		
Sir John Collins	**30,508**	30,508
Count Emmanuel d'André	**1,204**	1,145
Rita Clifton	**2,500**	2,500
Andrew Lynch	**10,000**	10,000
John Whybrow	**5,000**	5,000

Restricted beneficial interests	At 1 May 2005	Awarded in the period	Released in the period	At 29 April 2006	Vesting April 2007	Vesting April 2008
John Clare	350,106	234,507	(145,920)	438,693	204,186	234,507
Kevin O'Byrne	113,217	123,239	(21,430)	215,026	91,787	123,239

The directors' restricted beneficial interests at 29 April 2006 represent the maximum number of shares provisionally awarded under the LTIP held in trust by Dixons TSR Trust Limited. Figures for 1 May 2005 also include shares held by Dixons TSR Trust Limited in their share banks under the DEPP. Details of the DEPP and LTIP are described in section (b) of this report. Share releases during the period which related to the DEPP occurred on 28 April 2006 at a price of 183.75 pence. Each director received 59 per cent of the released shares, the balance representing shares retained to meet their income tax and national insurance liabilities. Vesting of the shares provisionally awarded under the LTIP in 2004/05 and 2005/06 will occur in April 2007 and April 2008 subject to the attainment of performance targets.

In common with all other employees of the Group, each of the executive directors is technically interested in 2,233,063 ordinary shares (30 April 2005 1,732,531 ordinary shares) held by Dixons TSR Trust Limited, the trustee of the employee share ownership trust. There were no changes in directors' restricted or unrestricted share interests between 29 April 2006 and 6 July 2006.

Directors' share options (audited information)

	At 1 May 2005	Granted in period	Exercised in period	Lapsed in period	At 29 April 2006	Date of grant	Exercise price
John Clare							
Discretionary	200,000	–	–	(200,000)	–	17 Feb 1999	256.75p
	2,000,000	–	–	–	2,000,000	19 Jul 1999	334.75p
	173,993	–	–	–	173,993	17 Jul 2000	273.00p
	216,450	–	–	–	216,450	23 Jul 2001	231.00p
	341,614	–	–	–	341,614	22 Jul 2002	161.00p
	447,761	–	–	–	447,761	28 Jul 2003	134.00p
	400,378	–	–	–	400,378	4 Aug 2004	158.35p
	363,949	–	–	–	363,949	11 Oct 2004	174.20p
	–	837,999	–	–	837,999	3 Aug 2005	158.95p
Sharesave	4,675	–	–	–	4,675	7 Mar 2002	177.00p
	10,059	–	–	–	10,059	6 Mar 2003	81.64p
	4,158,879	837,999	–	(200,000)	4,796,878		
Kevin O'Byrne							
Discretionary	103,125	–	–	–	103,125	7 Feb 2003	102.45p
	123,134	–	–	–	123,134	28 Jul 2003	134.00p
	179,981	–	–	–	179,981	4 Aug 2004	158.35p
	163,605	–	–	–	163,605	11 Oct 2004	174.20p
	–	440,390	–	–	440,390	3 Aug 2005	158.95p
Sharesave	10,059	–	–	–	10,059	6 Mar 2003	81.64p
	3,966	–	–	–	3,966	4 Mar 2004	118.82p
	583,870	440,390	–	–	1,024,260		

Discretionary options are exercisable between three and ten years from the date of grant. The conditions upon which they may be exercised are summarised in the share options terms table shown above in section (b) of this report. Options granted under the Sharesave Scheme are exercisable in the six month period following the date of maturity of a three year or five year savings contract. Options may be exercised earlier by "good leavers" at the discretion of the Remuneration Committee, subject to the satisfaction of performance conditions.

The mid-market price of an ordinary share on 29 April 2006 was 183.75 pence. The highest and lowest mid-market prices during the period were 189.50 pence and 138.75 pence respectively.

Former directors (audited information)

Pursuant to an agreement dated 1 October 2002, Lord Kalms, the former Chairman, was appointed President of the Company for an initial period ending on 16 September 2012. He received £27,026 for his services as President during the year. His remuneration is subject to annual review in line with the RPI. He was provided with benefits amounting to £34,699 comprising membership of the Group's medical expenses plan, a car and related benefits and with office facilities. Lord Kalms retains the rights attaching to share options unexercised at the date of his retirement from the Board subject to the conditions of grant. He is no longer eligible to participate in discretionary share schemes or in any bonus arrangements.

David Longbottom retired from the Board on 5 April 2006. In line with its normal policy in relation to "good leavers", the Remuneration Committee has exercised its discretionary powers to authorise the release to him of 54,609 shares held in his share bank under the DEPP on the due release date of 28 April 2006, to exercise options unexercised at his retirement date, subject to the conditions of grant, and to receive, subject to the attainment of the relevant performance targets of the Group, a percentage of the shares provisionally awarded under the LTIP in 2004 and 2005 based on his period of employment as a proportion of the vesting period. His bonus entitlement in respect of 2005/06 (pro rated) is £83,044.

Total shareholder return

The graph set out below shows the Company's performance measured by total shareholder return on a holding of £100 in the Company's shares over the five years since 29 April 2001, measured against the same amount invested in the FTSE 100 Index.


£
120
100
80
60
40
20
0
28 April 2001
27 April 2002
3 May 2003
1 May 2004
30 April 2005
29 April 2006
DSG international plc
FTSE 100
Source: Thomson Datastream

This Index has been selected as the Company is a constituent of it and it is the comparator group selected by the Remuneration Committee for the purposes of the LTIP. A more selective index of companies is not considered to provide a valid comparison.

Approved by the Board of directors on 6 July 2006 and signed on its behalf by

John Whybrow
Chairman of the Remuneration Committee

Statement of Directors' Responsibilities

The directors are responsible for preparing the annual report and the financial statements. They are required to prepare accounts for the Group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare unconsolidated company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP).

In the case of the consolidated IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the preparation and Presentation of Financial Statements". In almost all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. The directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements of IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the financial position and financial performance.

In the case of the unconsolidated Company financial statements prepared under UK GAAP, the directors are required by UK company law to prepare financial statements which give a true and fair view of the state of affairs of the Company for each financial period as at the end of that financial period and of the profit or loss of the Company for that period.

In preparing both the consolidated Group financial statements and the unconsolidated Company financial statements, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable accounting standards have been followed. The financial statements have been prepared on the going concern basis.

The directors are responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Company and to prevent and detect fraud or any other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

Independent Auditors' Report

To the members of DSG international plc

We have audited the Group financial statements of DSG international plc for the 52 weeks ended 29 April 2006 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 35. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' Remuneration Report that is described as having been audited.

We have reported separately on the individual Company financial statements of DSG international plc for the 52 weeks ended 29 April 2006.

This report is made solely to the Company's members as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements and the part of the directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion on whether the Group financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Group financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the International Accounting Standards Regulation (IAS Regulation) No 1606/2002. We report to you whether, in our opinion, the Directors' Report is consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report for the above financial period as described in the contents section including the unaudited part of the directors' Remuneration Report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the directors' Remuneration Report described as having been audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 29 April 2006 and of its profit for the period then ended;
- the Group financial statements and the part of the directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the Directors' Report is consistent with the Group financial statements.

Separate opinion in relation to IFRS
As explained in note 1 of the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 29 April 2006 and of its profit for the period then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
6 July 2006

Consolidated Income Statement

	Note	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Revenue			
Underlying operations		7,072.0	6,554.4
Operations to be discontinued*		331.4	428.3
	2, 3	7,403.4	6,982.7
Profit from operations before associates		261.6	286.1
Share of post tax results of associates		0.3	1.0
Operating profit	2, 3	261.9	287.1
Profit on sale of investments	4, 5	2.9	12.5
Profit on sale of subsidiary	4, 5	–	3.8
Finance income	5	108.1	87.9
Finance costs	5	(70.0)	(58.8)
Net finance income		41.0	45.4
Profit before tax		302.9	332.5
Analysed as:			
Underlying profit before tax	4	317.6	295.3
Operations to be discontinued*		0.6	37.5
Acquired intangible amortisation		(2.0)	(1.2)
Restructuring costs		(22.4)	(15.4)
Other one off charges		(4.1)	–
Profit on sale of investments		2.9	12.5
Profit on sale of subsidiary		–	3.8
Net fair value remeasurement gains on financial instruments		10.3	–
Income tax expense	7	(91.2)	(86.5)
Profit for the period		211.7	246.0
Attributable to:			
Equity shareholders of the parent company	22	215.9	240.4
Minority interests	22	(4.2)	5.6
		211.7	246.0
Earnings per share (pence)	8		
Basic		11.7p	12.5p
Diluted		11.6p	12.4p
Non-GAAP measures:			
Adjusted earnings per share (pence)	1, 8		
Basic		12.2p	11.2p
Diluted		12.1p	11.1p

*Operations to be discontinued comprise The Link and have been excluded from underlying results owing to events occurring after the balance sheet date as described in note 35. As at 29 April 2006, these operations had not been discontinued and accordingly had not met the criteria stipulated by IFRS 5 to be described or accounted for as such.

Consolidated Statement of Recognised Income and Expense

	Note	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Profit for the period		**211.7**	246.0
Actuarial gains/(losses) on defined benefit pension scheme	27	**47.1**	(59.3)
Fair value remeasurement losses arising on financial instruments		**(22.9)**	–
Tax (credit)/charge on items taken directly to equity		**(7.2)**	20.8
Currency translation movements		**27.1**	2.6
Net income/(expense) recognised directly in equity		**44.1**	(35.9)
Total recognised income and expense for the period		**255.8**	210.1
Transition adjustment on adoption of IAS 32 and IAS 39	21	**(31.7)**	
Total recognised income and expense since 1 May 2005		**224.1**	
Attributable to:			
Equity shareholders of the parent company		**228.1**	204.5
Minority interests		**(4.0)**	5.6
		224.1	210.1

Consolidated Balance Sheet

	Note	29 April 2006 £million	30 April 2005 £million
Non-current assets			
Goodwill	9	**1,087.6**	1,004.2
Intangible assets	10	**109.7**	107.8
Property, plant and equipment	11	**641.4**	600.4
Investments	12	**2.2**	3.2
Trade and other receivables	13	**50.4**	29.6
Deferred tax assets	7	**134.4**	161.3
		2,025.7	1,906.5
Current assets			
Inventories	14	**873.4**	811.3
Trade and other receivables	13	**370.4**	367.5
Income tax receivable		**–**	7.7
Short term investments	15	**232.6**	306.5
Cash and cash equivalents	16	**617.5**	704.5
		2,093.9	2,197.5
Total assets		**4,119.6**	4,104.0
Current liabilities			
Bank overdrafts	17	**–**	(107.1)
Borrowings	17	**(8.8)**	(34.7)
Obligations under finance leases	18	**(0.5)**	(0.4)
Trade and other payables	19	**(1,644.2)**	(1,370.6)
Income tax payable		**(67.9)**	(110.7)
Provisions	20	**(27.7)**	(7.0)
		(1,749.1)	(1,630.5)
Net current assets		**344.8**	567.0
Non-current liabilities			
Borrowings	17	**(301.1)**	(317.9)
Obligations under finance leases	18	**(100.1)**	(55.1)
Retirement benefit obligations	27	**(141.7)**	(186.5)
Other payables	19	**(387.0)**	(455.3)
Deferred tax liabilities	7	**(6.1)**	–
Provisions	20	**(10.8)**	(7.7)
		(946.8)	(1,022.5)
Total liabilities		**(2,695.9)**	(2,653.0)
Net assets		**1,423.7**	1,451.0
Capital and reserves	22		
Called up share capital		**45.6**	47.3
Share premium account		**145.9**	142.1
Other reserves		**26.1**	40.8
Retained earnings		**1,196.8**	1,178.5
Equity attributable to equity holders of the parent company		**1,414.4**	1,408.7
Equity minority interests		**9.3**	42.3
Total equity		**1,423.7**	1,451.0

The financial statements were approved by the directors on 6 July 2006 and signed on their behalf by:



John Clare
Group Chief Executive



Kevin O'Byrne
Group Finance Director

Consolidated Cash Flow Statement

		Note	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Operating activities				
Cash generated from operations	*	26	428.4	466.3
Income tax paid	*		(91.7)	(90.9)
Net cash flows from operating activities			336.7	375.4
Investing activities				
Purchase of property, plant and equipment and other intangibles	*		(202.3)	(168.8)
Purchase of subsidiaries		28	(56.8)	(106.6)
Purchase of non-current investments			(3.9)	–
Interest received	*		55.0	55.9
Decrease in short term investments			74.7	79.0
Proceeds from disposals of property, plant and equipment and other intangibles	*		69.2	28.4
Proceeds from disposals of non-current investments			8.2	1.9
Proceeds from sale of subsidiaries			–	3.8
Net cash flows from investing activities			(55.9)	(106.4)
Financing activities				
Issue of ordinary share capital		22	2.5	1.7
Purchase of own shares			(109.9)	(92.6)
Capital element of finance lease payments	*		(0.3)	(0.3)
Interest element of finance lease payments	*		(4.4)	(2.7)
Decrease in borrowings due within one year			(11.8)	(36.2)
Decrease in borrowings due after more than one year			(3.3)	(2.2)
Cash received on inception of finance leases	*		45.4	20.7
Interest paid	*		(20.5)	(22.8)
Equity dividends paid			(149.9)	(144.2)
Dividends paid to minority interests	*		(8.2)	(7.2)
Net cash flows from financing activities			(260.4)	(285.8)
Increase/(decrease) in cash and cash equivalents			20.4	(16.8)
Cash and cash equivalents at beginning of period	(i)	26	597.4	614.6
Currency translation differences			(0.3)	(0.4)
Cash and cash equivalents at end of period	(i)	26	617.5	597.4
Free Cash Flow	(ii)		270.6	278.6

(i) For the purposes of this cash flow statement, cash and cash equivalents comprise those items disclosed as "cash and cash equivalents" on the face of the balance sheet, less overdrafts, which are classified within current liabilities on the face of the balance sheet. A reconciliation to the balance sheet amounts is shown in note 26.

(ii) Free Cash Flow comprises those items marked * and comprises cash generated from operations less income tax paid, plus net finance income, cash flows related to finance leases, net capital expenditure and dividends paid to minority shareholders. The directors believe that "Free Cash Flow" provides additional useful information to shareholders in respect of cash generation and is consistent with how business performance is measured internally.

Notes to the Financial Statements

1 Accounting policies

1.1 Basis of preparation

DSG international plc has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Practices (UK GAAP). A European Union (EU) Regulation issued in 2002, requires the Group to report its 2005/06 results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Commission (EC). The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS issued by the International Accounting Standards Board (IASB) and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS. Since the Company is not affected by the provisions regarding portfolio hedging that are not required by the EU endorsed version of IAS 39: "Financial instruments: Recognition and Measurement", the consolidated financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB. The transition date to IFRS for the Group was 2 May 2004 (the Transition Date), being the start of the period of comparative information.

IFRS 1 exemptions and elections

IFRS 1, "First time adoption of International Financial Reporting Standards", permits those companies adopting IFRS for the first time to apply some exemptions from the full requirements of IFRS and certain elections in the transition period. The Group has taken the following exemptions and elections:

- share-based payments: IFRS 2 "Share-based payment" has been applied to all equity settled transactions, such as share options, granted but not fully vested as at the Transition Date. Although IFRS 2 requires that only share-based payments granted since 7 November 2002 be included, the Group considers that retrospective application provides a better indication of how past and future results are affected by IFRS 2, particularly when compared with the level of grants year on year. Fair values for pre 7 November 2002 share-based payments were set out in an announcement dated 11 May 2005 which is available on the Group's corporate website;

- employee benefits: Under IAS 19 "Employee Benefits" all cumulative pension actuarial gains and losses have been recognised in reserves at the Transition Date. The amended version of IAS 19 issued in December 2004 allows companies to recognise actuarial gains and losses immediately in the statement of recognised income and expense or alternatively to be held in the balance sheet and released to the income statement over a period of time. Commencing on the Transition Date, the Group has elected to recognise actuarial gains and losses in full in the period in which they occur in the consolidated statement of recognised income and expense;

- business combinations: The Group elected to apply IFRS 3 "Business Combinations" prospectively from the Transition Date. The effect of this is that goodwill arising from business combinations prior to the Transition Date remains at the net book value as stated under UK GAAP as at the Transition Date;

- financial instruments: The Group has elected to defer the implementation of IAS 32 "Financial instruments: Disclosure and Presentation" and IAS 39: "Financial instruments: Recognition and Measurement". IAS 32 and IAS 39 have been adopted from 1 May 2005. Commencing on this date, the Group has applied hedge accounting where the requirements of IAS 39 are met. Accordingly, the comparative period to the 2005/06 Annual Report (being the 52 weeks ended 30 April 2005) reflects accounting under the 2004/05 UK GAAP basis. The Group has elected to early adopt the IAS 39 (Amendment) "Cash Flow Hedge Accounting for Forecast Intragroup Transactions" with effect from 1 May 2005 which stipulates further circumstances where hedge accounting may be applied; and

- cumulative translation differences: The cumulative translation differences for all foreign subsidiaries are deemed to be zero at the Transition Date. Accordingly, upon disposal of a foreign subsidiary, any gain or loss arising will include only those foreign exchange gains or losses attributable to periods after the Transition Date.

1 Accounting policies continued
The directors believe that the "underlying" profit and "adjusted" earnings per share measures provide additional useful information for shareholders on underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with "adjusted" profit measures used by other companies.

The principal accounting policies are set out below:

1.2 Accounting convention and basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to control the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired are included from the date on which power to control passes. The net assets of subsidiaries acquired are recorded at their fair values. The results of subsidiaries disposed of are included up to the effective date of disposal.

Associates are accounted for using the equity method of accounting from the date on which the power to exercise significant influence passes.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

1.3 Revenue
Revenue comprises sales of goods and services excluding sales taxes. Revenue from sales of goods is recognised at the point of sale or, where later, upon delivery to the customer. Revenue earned from customer support agreements is recognised as such over the life of the agreement by reference to the stage of completion of the transaction at the balance sheet date.

1.4 Non-operating income
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. Dividend income from investments is recognised when the shareholder's rights to receive payment has been established.

1.5 Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The determination of the classification of property leases is made by reference to the land and buildings elements separately. All leases not classified as finance leases are operating leases.

Finance leases
Assets held under finance leases are capitalised at their fair value on acquisition or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease and depreciated over their estimated useful lives. The corresponding obligation to the lessor is included in the balance sheet as a liability. Lease payments are apportioned between finance charges and reduction of the lease obligation. Finance charges are charged to the income statement over the period of the lease in proportion to the capital element outstanding.

Operating leases
Rentals payable under operating property leases are charged to the income statement on a straight line basis over the fixed term of the lease.

At the end of the fixed term of leases, rental payments are reset to market rates, typically on an upwards only basis. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

1 **Accounting policies** continued

1.6 Translation of foreign currencies

Transactions in foreign currencies are initially recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at the balance sheet date. Exchange gains and losses arising on settlement or retranslation of monetary assets and liabilities are included in the income statement.

Assets and liabilities of overseas subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange during the period. Exchange differences resulting from the translation of the results and balance sheets of overseas subsidiary undertakings are charged or credited directly to retained earnings. Such translation differences become recognised in the income statement in the period in which the subsidiary undertaking is disposed.

1.7 Goodwill

On acquisition of a subsidiary or associate, the fair value of the consideration is allocated between the identifiable net tangible and intangible assets/liabilities on a fair value basis, with any excess consideration representing goodwill. Goodwill in respect of subsidiaries is capitalised as goodwill on the balance sheet; goodwill relating to associates is capitalised in fixed asset investments as part of the carrying value of the associate.

Goodwill is not amortised, but instead is reviewed annually for impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary or associate the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the net book amount recorded under UK GAAP as at the Transition Date. Goodwill arising on acquisitions prior to 2 May 1999 remains eliminated against equity and is not included in determining any subsequent profit or loss on disposal.

1.8 Intangible assets

Acquired intangibles

Other purchased intangible assets, which include brands and customer lists, are capitalised and amortised over their useful economic lives on a straight line basis.

Other intangible assets: computer software

Acquired computer software is capitalised on the basis of the costs incurred both to acquire and bring into use the specific software. Amortisation is provided to write off the cost of assets on a straight line basis over their estimated useful lives of between 3 and 5 years. Costs associated with developing or maintaining computer software are recognised as an expense as incurred unless they increase the future economic benefits of the asset, in which case they are capitalised.

Internally generated computer software is capitalised at cost if the project is technically and commercially feasible and the economic benefits are expected to be generated exceed one year. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. Amortisation is provided to write off the cost of assets on a straight line basis between 3 and 7 years.

Computer software is stated at cost less accumulated amortisation and, where appropriate, provision for impairment in value or estimated loss on disposal.

1 Accounting policies *continued*

1.9 Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and, where appropriate, provision for impairment in value or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Short leasehold property – over the term of the lease
Freehold and long leasehold buildings – between 1⅔% and 2½% per annum
Fixtures, fittings and equipment – between 10% and 33⅓% per annum

No depreciation is provided on freehold and long leasehold land or on assets in the course of construction.

1.10 Investments and other financial assets

Associates are accounted for using the equity method of accounting from the date on which the power to exercise significant influence passes. For 2004/05 other investments are stated at cost, less provision for impairment in value. Other financial assets, including trade and other receivables are recorded at cost less an allowance for estimated irrecoverable amounts. Bad debts are written off when identified.

For 2005/06, all purchases and sales of investments and other financial assets are recognised on the date that the Group becomes committed to make such purchase or sale ("the trade date").

Investments

Investments are initially measured at fair value and then subsequently remeasured to fair value at each balance sheet date. The fair value of unlisted investments is estimated either by comparing recent arm's length transactions or by using discounted cash flow analysis or other modelling techniques. Gains and losses arising from revaluation at the balance sheet date are recognised directly in equity. To the extent that any fair value losses are deemed permanent, such impairment is recognised in the income statement. Upon sale or impairment of the investments, any cumulative gains or losses held in equity are transferred to the income statement.

Other financial assets

(a) Derivative financial instruments

Derivative financial instruments held by the Group are initially recognised in the balance sheet at fair value within assets or liabilities as appropriate and then subsequently remeasured to fair value at each balance sheet date. Gains and losses arising from revaluation at the balance sheet date are recognised in the income statement unless the derivatives are designated as hedges and such hedges are proved to be effective. Hedge accounting is described in note 1.15 below.

(b) Trade and other receivables

Trade and other receivables (excluding derivative financial instruments) are recorded at cost less an allowance for estimated irrecoverable amounts and any other adjustments required to align cost to fair value. Bad debts are written off when identified.

1.11 Taxation

Current taxation

Current taxation is the expected tax payable on the taxable income for the period, using prevailing tax rates and adjusted for any tax payable in respect of previous periods.

1 Accounting policies continued

Deferred taxation

Deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. No provision is made for tax which would have been payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and when the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted, or substantially enacted by the balance sheet date. Deferred tax balances are not discounted.

1.12 Inventories

Inventories are stated at the lower of average cost and net realisable value. Cost comprises direct purchase cost and those overheads that have been incurred in bringing the inventories to their present location and condition, both types of cost being measured using a weighted average cost formula. Net realisable value represents the estimated selling price less all estimated and directly attributable costs of completion and costs to be incurred in marketing, selling and distribution.

The cost of properties held for development includes the net development costs and interest incurred during development on those projects where it is expected, on commencement, that the period will exceed one year.

1.13 Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts and short term highly liquid deposits with a maturity of three months or less and which are subject to an insignificant risk of changes in value. Bank overdrafts are shown with borrowings under current liabilities.

1.14 Borrowings and other financial liabilities

Borrowings

Borrowings are initially recorded at the consideration received less directly attributable transaction costs.

Transaction costs are amortised through the income statement using the effective interest method and the unamortised balance is included as part of the related borrowing at the balance sheet date. A fair value adjustment is made to the borrowing where hedge accounting, as described in note 1.15 below has been applied.

Other financial liabilities

Trade and other payables (excluding derivative financial instruments) are recorded at cost. Derivative financial instruments are initially recorded at fair value and then subsequently remeasured to fair value at each balance sheet date and are held within assets or liabilities as appropriate. Gains and losses arising from revaluation at the balance sheet date are recognised in the income statement unless the derivatives are designated as hedges and such hedges are proved to be effective.

1 Accounting policies continued

1.15 Derivative financial instruments and hedge accounting

Derivatives are classified as non-current assets or liabilities where a hedge relationship is identified and the remaining maturity of the hedged item is greater than 12 months from the balance sheet date. Derivatives are classified as current assets or liabilities in all other circumstances.

Fair values are derived from market values. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

Hedge accounting

The Group's activities expose it primarily to the financial risks associated with changes in interest rates and foreign currency exchange rates. The Group uses derivative financial instruments such as interest rate swaps, options, cross currency swaps and forward currency contracts to hedge these risks. The Group does not use derivative financial instruments for speculative purposes.

Where hedge accounting is to be applied, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting.

The accounting treatment of derivatives that qualify for hedge accounting is dependent on how they are designated. The different designations and accounting treatments are explained below:

Fair value hedges

The Group uses interest rate swaps to hedge the exposure to changes in the fair value of recognised assets and liabilities.

For 2004/05, under UK GAAP, derivative financial instruments held to hedge these exposures were accrual accounted for using hedge accounting and were not recognised at fair value in the balance sheet.

For 2005/06, derivative financial instruments that meet the "fair value" hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised within "Finance income" or "Finance costs" in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is effective, such amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item for which the effective interest method is used, is amortised to the income statement over the period to maturity.

Cash flow hedges

The Group uses forward foreign exchange contracts to hedge the foreign currency exposure on inventory ordered and purchased and certain sales of inventory. Orders and purchases as well as sales are each considered to be separate hedge transactions.

For 2004/05, under UK GAAP, foreign currency derivatives were held off balance sheet.

1 Accounting policies continued

For 2005/06, derivative financial instruments that qualify for such cash flow hedging are initially recognised on the balance sheet with gains and losses relating to the remeasurement of the effective portion of the hedge to the balance sheet date being deferred in equity. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss (ie when a purchase or sale is made). For inventory purchases, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of inventory. For sales, the gains or losses on the derivative that had previously been recognised in equity are included in the income statement in the period in which the sale is made.

Net investment hedges

The Group uses currency forward contracts and currency swaps to hedge its currency risk on the translation of net investments in foreign entities.

For 2004/05, under UK GAAP, gains and losses arising on the retranslation of the investments and the related derivatives were recognised in equity.

For 2005/06, gains and losses arising on the retranslation of the investments and the related derivatives are also recognised in equity. However, this is on the basis that the hedging requirements of IAS 39 are met and the hedging relationship is effective.

1.16 Retirement benefit obligations

Company contributions to defined contribution pension schemes and contributions made to state pension schemes for certain overseas employees are charged to the income statement on an accruals basis as contributions become payable.

For defined benefit pension schemes, the regular service cost of providing retirement benefits to employees during the period, together with the cost of any benefits relating to past service is charged to operating profit in the period. A credit representing the expected return on assets of the retirement benefit schemes during the year is included within other finance income. This is based on the market value of the assets of the schemes at the start of the financial period. A charge is included within other finance costs, representing the expected increase in the liabilities of the retirement benefit schemes during the period. The difference between the market value of the assets and the present value of the accrued pension liabilities is shown as an asset or liability in the balance sheet. Differences between the actual and expected returns on assets during the period are recognised in the statement of recognised income and expense, together with differences arising from changes in actuarial assumptions.

1.17 Share-based payments

The Group issues equity settled share-based payments to certain employees which are measured at fair value at the date of grant. This fair value is expensed in the income statement on a straight line basis over the vesting period, based on an estimate of the number of shares that will eventually vest as adjusted for any non-market conditions.

A liability equal to the portion of services received from employees is recognised at the current fair value determined at each balance sheet date for cash settled share-based payments.

1 Accounting policies continued

1.18 Estimates, judgements and critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Significant items subject to such assumptions and estimates include the useful lives of assets; the measurement and recognition of provisions; the recognition of deferred tax assets; and liabilities for potential corporation tax. Actual results could differ from these estimates and any subsequent changes are accounted for with an effect on income at the time such updated information becomes available. The most critical accounting policies in determining the financial condition and results of the Group are those requiring the greatest degree of subjective or complex judgements. These relate to revenue recognition, inventory valuation, lease costs, the valuation of goodwill and acquired intangible assets, share-based payments, post retirement benefits and taxation, and are set out below.

Revenue recognition

Revenue earned from the sale of customer support agreements is recognised over the term of the contracts when the Group obtains the right to consideration by performance of its contractual obligations. Performance of these contractual obligations is determined by reference to extensive historical claims data. Reliance on historical data assumes that current and future experience will follow past trends. The directors consider that the quantity and quality of data available provides an appropriate proxy for current trends.

Inventory valuation

Inventories are valued at the lower of average cost and net realisable value. Net realisable value includes, where necessary, provisions for slow moving and damaged stocks. The provision represents the difference between the cost of stock and its estimated market value, based on ageing. Calculation of these provisions requires judgements to be made which include forecast consumer demand, the promotional, competitive and economic environment and inventory loss trends.

Provisions and accruals for onerous leases

If the Group vacates a store or other property prior to the expiry of the related lease, it records a provision for the expected lease payments that the Group will incur prior to assignment or sublease of the property. Such a calculation requires a judgement as to the timing and duration of the expected vacancy periods and the amount and timing of future potential sublease income. When making these judgements, the directors consider a number of factors, including the landlord, the location and condition of the property, the terms of the lease, the specific marketplace demand and the economic environment.

Goodwill, intangible assets and property, plant and equipment impairment reviews

Goodwill is required to be valued annually to assess the requirement for potential impairment. Other assets are assessed on an ongoing basis to determine whether circumstances exist that could lead to the conclusion that the carrying value of such assets is not supportable. Impairment testing on goodwill is carried out in accordance with the analyses described in note 9. Such calculations require judgement relating to the appropriate discount factors and long term growth prevalent in a particular market as well as short term business performance. The directors draw upon experience as well as external resources in making these judgements.

Share-based payments

The charge for share-based payment is calculated in accordance with the analysis described in note 25. The option valuation models used require highly subjective assumptions to be made including the future volatility of the Company's share price, expected dividend yields, risk-free interest rates and expected staff turnover. The directors draw upon a variety of external sources to aid in the determination of the appropriate data to use in such calculations.

Defined benefit pension schemes

The surplus or deficit in the UK defined benefit scheme that is charged through the statement of recognised income and expense is subject to a number of assumptions and uncertainties. The calculated liabilities of the scheme are based on assumptions regarding salary increases, inflation rates, discount rates, the long term expected return on the scheme's assets and member longevity. Details of the assumptions used are shown in note 27. Such assumptions are based on actuarial advice and are benchmarked against similar pension schemes.

1 Accounting policies continued

Taxation

The Group is subject to income taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes due based on best information available. Where the final outcome of such matters differs from the amounts initially recorded, any differences will impact the tax and deferred tax provisions in the period to which such determination is made.

1.19 New accounting standards and interpretations

During the period, the following new standards, amendments and interpretations to existing standards were published, but do not become effective until future accounting periods:

- IAS 39 and IFRS 4 (Amendment): Financial Guarantee Contracts. This amendment stipulates certain measurement criteria for issued financial guarantees not classified as insurance contracts. It requires the guarantees to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The Group has yet to determine the impact of this amendment. The Group will apply this amendment from 30 April 2006; and
- IFRS 7, Financial Instruments: Disclosures and a complementary amendment to IAS 1, Presentation of Financial Statements: Capital Disclosures. IFRS 7 replaces IAS 32 and introduces new disclosures to increase information provided about financial instruments including additional disclosures about exposure to risks including sensitivity analysis. The Group will apply IFRS 7 and the amendment to IAS 1 from 29 April 2007.

2 Segmental analysis

The Group is managed according to three operating divisions: Computing, Communications and Electricals. These divisions are the basis on which the Group reports its primary segment information. The revenues and operating profit shown for each primary segment are all generated from sales to external customers with no inter-segment activity. The principal activities of each division are as follows:

- the Computing division is engaged in the retail and business to business sales of computer hardware and software, associated peripherals and services and related financial and after-sales services. The division operates in the UK and Southern Europe (which also includes the small Nordic operations);
- the Communications division is engaged in the retail and business to business sales of telecommunications products, associated peripherals and services and related financial and after-sales services. The division operates in the UK. On 21 June 2006, the Group reached a commercial agreement in principle to sell its shareholding in The Link Stores Limited. As a result, these operations have been classified as "Operations to be discontinued". Further details are given in note 35; and
- the Electricals division is engaged in the retail sale of high technology consumer electronics, domestic appliances, photographic equipment and related financial and after-sales services. The division operates in the UK, Ireland, the Nordic region, Southern Europe and Central Europe.

The Group's secondary geographical reporting segments comprise four territories, the UK & Ireland, the Nordic region, Southern Europe and Central Europe.

There were no material exports from the locations in which the Group operates.

Corporate centre and shared services assets and liabilities mainly comprise freehold land and buildings, investments, cash and cash equivalents, borrowings, net retirement benefit obligations, the residual Codic property operations in Germany retained by the Group following the sale of the remainder of the European Property division in 2003, inter segment eliminations and related tax assets and liabilities.

2 Segmental analysis continued

Primary segments – business

52 weeks ended 29 April 2006	Computing £million	Communi-cations £million	Electricals £million	Corporate centre and shared services £million	Total £million
(a) Income statement					
Revenue					
Underlying operations	2,039.8	87.6	4,938.4	6.2	7,072.0
Operations to be discontinued	–	331.4	–	–	331.4
	2,039.8	419.0	4,938.4	6.2	7,403.4
Underlying operating profit/(loss) before associates	107.2	6.6	197.3	(19.9)	291.2
Share of post tax result of associates	–	–	0.3	–	0.3
Underlying operating profit/(loss)	107.2	6.6	197.6	(19.9)	291.5
Operations to be discontinued	–	(1.1)	–	–	(1.1)
Amortisation of acquired intangibles	(1.2)	(0.2)	(0.6)	–	(2.0)
Net restructuring charges including impairment	(8.6)	(1.1)	(12.7)	–	(22.4)
Other one off charges	–	–	–	(4.1)	(4.1)
Operating profit/(loss)	97.4	4.2	184.3	(24.0)	261.9
(b) Balance sheet					
Segment assets	933.2	149.2	2,639.3	395.7	4,117.4
Investment in associates	–	–	2.2	–	2.2
Total segment assets	933.2	149.2	2,641.5	395.7	4,119.6
Segment liabilities	(814.7)	(150.7)	(2,195.5)	465.0	(2,695.9)
Net assets/(liabilities)	118.5	(1.5)	446.0	860.7	1,423.7
(c) Other information					
Capital expenditure					
Property, plant and equipment	46.5	2.8	74.0	72.9	196.2
Intangible assets	3.0	2.6	12.6	5.7	23.9
Depreciation	28.4	6.8	76.9	1.0	113.1
Amortisation	6.3	1.2	13.8	5.5	26.8
Share-based payment charge	2.2	0.5	4.3	2.5	9.5

2 Segmental analysis continued
Primary segments – business

52 weeks ended 30 April 2005	Computing £million	Communi-cations £million	Electricals £million	Corporate centre and shared services £million	Total £million
(a) Income statement					
Revenue					
Underlying operations	1,925.8	102.6	4,514.5	11.5	6,554.4
Operations to be discontinued	–	428.3	–	–	428.3
	1,925.8	530.9	4,514.5	11.5	6,982.7
Underlying operating profit/(loss) before associates	108.0	5.4	175.6	(22.1)	266.9
Share of post tax result of associates	–	–	1.0	–	1.0
Underlying operating profit/(loss)	108.0	5.4	176.6	(22.1)	267.9
Operations to be discontinued	–	35.8	–	–	35.8
Amortisation of acquired intangibles	(0.7)	(0.1)	(0.4)	–	(1.2)
Net restructuring charges including impairment	(2.5)	(0.5)	(10.1)	(2.3)	(15.4)
Other one off charges	–	–	–	–	–
Operating profit/(loss)	104.8	40.6	166.1	(24.4)	287.1
(b) Balance sheet					
Segment assets	545.0	155.7	2,351.7	1,050.2	4,102.6
Investment in associates	–	–	1.4	–	1.4
Total segment assets	545.0	155.7	2,353.1	1,050.2	4,104.0
Segment liabilities	(495.1)	(118.4)	(2,077.1)	37.6	(2,653.0)
Net assets	49.9	37.3	276.0	1,087.8	1,451.0
(c) Other information					
Capital expenditure					
Property, plant and equipment	29.2	9.5	59.1	32.5	130.3
Intangible assets	10.7	3.5	34.4	2.0	50.6
Depreciation	31.8	7.8	73.7	1.6	114.9
Amortisation	4.6	0.6	12.1	4.6	21.9
Share-based payment charge	2.0	0.5	3.8	2.4	8.7

Underlying operating profit is stated after recognising net property profits of £7.4 million (2004/05 £7.4 million) in corporate centre and shared services.

2 Segmental analysis continued
Secondary segments – geographical

52 weeks ended 29 April 2006	Computing £million	Communications £million	Electricals £million	Sub-total £million
	UK & Ireland			
(a) Income statement				
Revenue				
Underlying operations	1,752.3	87.6	2,769.2	4,609.1
Operations to be discontinued	–	331.4	–	331.4
	1,752.3	419.0	2,769.2	4,940.5
Underlying operating profit/(loss) before associates	129.4	6.6	79.8	215.8
Share of post tax result of associates	–	–	–	–
Underlying operating profit/(loss)	129.4	6.6	79.8	215.8
Operations to be discontinued	–	(1.1)	–	(1.1)
Amortisation of acquired intangibles	(1.2)	(0.2)	–	(1.4)
Net restructuring charges including impairment	(3.8)	(1.1)	(11.6)	(16.5)
Other one off charges	–	–	–	–
Operating profit/(loss)	124.4	4.2	68.2	196.8
(b) Balance sheet				
Total segment assets	795.3	149.2	903.3	1,847.8
(c) Other information				
Capital expenditure				
Property, plant and equipment	15.2	2.8	40.9	58.9
Intangible assets	–	2.6	8.8	11.4
52 weeks ended 30 April 2005				
(a) Income statement				
Revenue				
Underlying operations	1,707.5	102.6	2,660.5	4,470.6
Operations to be discontinued	–	428.3	–	428.3
	1,707.5	530.9	2,660.5	4,898.9
Underlying operating profit before associates	127.5	5.4	75.6	208.5
Share of post tax result of associates	–	–	–	–
Underlying operating profit/(loss)	127.5	5.4	75.6	208.5
Operations to be discontinued	–	35.8	–	35.8
Amortisation of acquired intangibles	(0.7)	(0.1)	–	(0.8)
Net restructuring charges including impairment	(2.1)	(0.5)	(10.1)	(12.7)
Operating profit/(loss)	124.7	40.6	65.5	230.8
(b) Balance sheet				
Total segment assets	445.0	155.7	702.3	1,303.0
(c) Other information				
Capital expenditure				
Property, plant and equipment	16.1	9.5	40.7	66.3
Intangible assets	10.6	3.5	32.4	46.5

Nordic			Southern Europe	Central Europe		
Electricals £million	Computing £million	Electricals £million	Sub-total £million	Electricals £million	Corporate centre and shared services £million	Total £million
1,155.1	287.5	895.4	1,182.9	118.7	6.2	7,072.0
–	–	–	–	–	–	331.4
1,155.1	287.5	895.4	1,182.9	118.7	6.2	7,403.4
83.1	(22.2)	44.3	22.1	(9.9)	(19.9)	291.2
0.3	–	–	–	–	–	0.3
83.4	(22.2)	44.3	22.1	(9.9)	(19.9)	291.5
–	–	–	–	–	–	(1.1)
(0.1)	–	(0.5)	(0.5)	–	–	(2.0)
–	(4.8)	(1.1)	(5.9)	–	–	(22.4)
–	–	–	–	–	(4.1)	(4.1)
83.3	(27.0)	42.7	15.7	(9.9)	(24.0)	261.9
899.4	169.5	840.3	1,009.8	53.2	309.4	4,119.6
14.1	31.3	14.6	45.9	4.4	72.9	196.2
2.4	3.0	1.0	4.0	0.4	5.7	23.9
1,003.2	218.3	745.1	963.4	105.7	11.5	6,554.4
–	–	–	–	–	–	428.3
1,003.2	218.3	745.1	963.4	105.7	11.5	6,982.7
67.5	(19.5)	39.7	20.2	(7.2)	(22.1)	266.9
0.3	–	0.7	0.7	–	–	1.0
67.8	(19.5)	40.4	20.9	(7.2)	(22.1)	267.9
–	–	–	–	–	–	35.8
–	–	(0.4)	(0.4)	–	–	(1.2)
–	(0.4)	–	(0.4)	–	(2.3)	(15.4)
67.8	(19.9)	40.0	20.1	(7.2)	(24.4)	287.1
766.8	118.5	844.3	962.8	38.1	1,033.3	4,104.0
9.2	13.1	7.1	20.2	2.1	32.5	130.3
1.3	0.1	0.5	0.6	0.2	2.0	50.6

3 Revenue and operating profit

	52 weeks ended 29 April 2006				52 weeks ended 30 April 2005			
	Underlying £million	Operations to be discontinued £million	Other items excluded from underlying £million	Total £million	Underlying £million	Operations to be discontinued £million	Other items excluded from underlying £million	Total £million
Revenue	**7,072.0**	**331.4**	**–**	**7,403.4**	6,554.4	428.3	–	6,982.7
Cost of sales	**(6,442.2)**	**(316.5)**	**(10.2)**	**(6,768.9)**	(5,942.1)	(374.7)	(8.4)	(6,325.2)
Gross profit	**629.8**	**14.9**	**(10.2)**	**634.5**	612.3	53.6	(8.4)	657.5
Distribution costs	**(148.8)**	**(3.1)**	**(12.1)**	**(164.0)**	(155.2)	(3.2)	(3.5)	(161.9)
Administrative expenses	**(197.4)**	**(12.9)**	**(15.2)**	**(225.5)**	(197.6)	(14.6)	(4.7)	(216.9)
Other operating income	**7.6**	**–**	**9.0**	**16.6**	7.4	–	–	7.4
Share of post tax results of associates	**0.3**	**–**	**–**	**0.3**	1.0	–	–	1.0
Total operating profit	**291.5**	**(1.1)**	**(28.5)**	**261.9**	267.9	35.8	(16.6)	287.1

Other items excluded from underlying results comprise amortisation of acquired intangibles of £2.0 million, included within administrative expenses (2004/05 £1.2 million), net restructuring charges and other one off items. Such items are further described in note 4. Included within underlying cost of sales, distribution costs and administrative expenses is amortisation of other intangibles of £17.6 million, £1.4 million and £5.8 million, respectively (2004/05 £15.6 million, £0.7 million and £4.4 million, respectively).

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Revenue from services	**512.5**	484.8

Such revenues predominantly comprise those relating to customer support agreements, delivery and installation, product repairs and product support.

		52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Total operating profit is stated after charging/(crediting):			
Inventories recognised as an expense		**5,211.1**	4,878.8
Cost of inventory write down		**40.3**	26.4
Acquired intangible amortisation		**2.0**	1.2
Amortisation of other intangibles		**24.8**	20.7
Depreciation		**113.1**	114.9
Net restructuring charges including impairment and other one off charges		**26.5**	15.4
Share-based payments	– equity settled	**8.8**	8.7
	– cash settled	**0.7**	–
Rentals paid under operating leases	– plant and machinery	**7.6**	5.9
	– property – non-contingent rent	**288.6**	257.2
	– property – contingent rent	**26.4**	22.2
Rentals received under operating leases	– property subleases	**(2.2)**	(1.8)
Auditors' remuneration	– audit services	**0.9**	0.8
	– audit services: IFRS transition	**0.2**	0.3
	– audit related regulatory reporting	**0.1**	–
	– further assurance services	**0.1**	0.1
	– tax services: compliance	**0.1**	0.2
	– tax services: advisory	**0.3**	0.2
Total fees paid to the auditors		**1.7**	1.6

Amounts relating to non-audit services include fees for work initiated over a number of years with specialist consultants previously employed by Arthur Andersen who are now employees of Deloitte & Touche LLP.

4 Reconciliation of underlying profit before tax

	Note	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Underlying profit before tax		317.6	295.3
Included in operating profit:			
Operations to be discontinued	(i)	(1.1)	35.8
Amortisation of acquired intangibles		(2.0)	(1.2)
Net restructuring charges	(ii)	(22.4)	(15.4)
Other one off charges	(iii)	(4.1)	–
		(29.6)	19.2
Included in net finance income:			
Bank and other interest receivable – operations to be discontinued	(i)	1.7	1.7
Profit on sale of investments	(iv)	2.9	12.5
Profit on sale of subsidiary	(v)	–	3.8
Net fair value remeasurement gains on financial instruments	(vi)	10.3	–
		14.9	18.0
Profit before tax		302.9	332.5

(i) Operations to be discontinued: comprise The Link and have been excluded from underlying earnings owing to events occurring after the balance sheet date as further described in note 35.

(ii) Net restructuring charges:

				52 weeks ended 29 April 2006	52 weeks ended 30 April 2005
	Net property profit/(loss) £million	Asset impairment £million	Other charges £million	Total £million	Asset impairment £million
Distribution network	10.4	(3.6)	(11.4)	(4.6)	(3.4)
Information systems	–	–	(7.0)	(7.0)	(12.0)
Electricals division operations and brand portfolio	(1.4)	(2.0)	(2.6)	(6.0)	–
PC City France operating model	–	(3.5)	(1.3)	(4.8)	–
	9.0	(9.1)	(22.3)	(22.4)	(15.4)

Net property profits include gains and losses on sale of properties associated directly with the reorganisation plans net of onerous lease costs. Asset impairments relate to intangible assets, items of property, plant and equipment which are to be eliminated from the business over a shorter period than their current useful expected lives and inventories. Other charges are predominantly employee severance and incremental transition costs.

(iii) Other one off charges: Such charges are defined as those costs deriving from events outside the ordinary course of business together with asset impairments. For 2005/06, £2.8 million relates to remedial work associated with damage caused to the Group's head office premises by the Buncefield oil depot explosion in December 2005, which is the subject of an insurance claim, together with £1.3 million relating to the impairment of a small minority investment.

(iv) Profit on sale of investments: Relates to profit arising from the sale of a minority shareholding in Monstermob Group PLC (2004/05 related mainly to a £12.2 million profit arising from exchanges into shares in France Telecom S.A. by holders of 1% Exchangeable Bonds 2004 and the sale of remaining France Telecom S.A. shares in July 2004).

(v) Profit on sale of subsidiary: 2004/05 related to the sale of a subsidiary company held within Corporate centre and shared services.

4 Reconciliation of underlying profit before tax continued

(vi) Net fair value remeasurement gains and losses on revaluation of financial instruments: As described in note 1, the Group has applied the exemption available under IFRS 1 which allows the deferral of the accounting and disclosure requirements of IAS 32 and IAS 39. As such, the effective date of transition to IFRS in relation to these standards was 1 May 2005. Accordingly, no amounts are shown for the 52 weeks ended 30 April 2005. Items excluded from underlying finance income and expense represent the gains and losses arising from the revaluation of derivative financial instruments under methodologies stipulated by IAS 39 compared with those on an accruals basis.

5 Net finance income

		Note	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Profit on sale of investments	*		2.9	12.5
Profit on sale of subsidiary	*		–	3.8
Bank and other interest receivable – underlying			57.0	52.2
Bank and other interest receivable – operations to be discontinued	*		1.7	1.7
Expected return on pension scheme assets			34.4	34.0
Fair value remeasurement gains on financial instruments	*		15.0	–
Finance income			108.1	87.9
Interest payable:				
Bank loans and overdrafts		(i)	(7.3)	(5.0)
Other loans			(18.6)	(18.6)
Finance leases			(4.4)	(3.3)
Interest on pension scheme liabilities			(35.0)	(31.9)
Fair value remeasurement losses on financial instruments	*		(4.7)	–
Finance costs			(70.0)	(58.8)
Total net finance income			41.0	45.4
Underlying total net finance income		(ii)	26.1	27.4

(i) Included within interest payable from bank loans and overdrafts is £4.8 million arising from exchange differences.

(ii) Underlying total net finance income excludes items marked *. See note 4 for a description of such items.

6 Employees

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Staff costs for the period were:		
Wages and salaries	667.6	648.2
Social security costs	80.2	78.8
Other pension costs	24.2	26.3
	772.0	753.3

	Number	Number
The average number of employees, including part time employees, was:		
Computing	10,048	10,801
Communications	2,395	2,513
Electricals	27,431	27,001
Corporate centre and shared services	138	135
	40,012	40,450

7 Taxation

(a) Income tax expense

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Current tax		
UK corporation tax at 30%	59.3	77.9
Double tax relief	(22.8)	(15.7)
	36.5	62.2
Overseas taxation	21.9	18.2
Adjustment in respect of earlier periods:		
UK corporation tax	(1.9)	(1.3)
Overseas taxation	0.6	1.9
	57.1	81.0
Deferred tax		
Current period	44.9	12.0
Credit in respect of net restructuring and other one off charges	(3.5)	(4.5)
Adjustment in respect of earlier periods:		
UK corporation tax	(7.3)	(2.0)
	34.1	5.5
Total income tax expense	91.2	86.5

Analysed as:

Underlying tax charge	91.4	79.8
Tax on operations to be discontinued	0.9	11.6
Tax on amortisation of acquired intangibles	(0.6)	(0.4)
Tax on net restructuring and other one off charges	(3.5)	(4.5)
Tax on net fair value remeasurement gains on financial instruments	3.0	–

A reconciliation of the notional to the actual income tax expense is set out below:

Tax on profit at UK statutory rate of 30%	90.9	99.8
Depreciation for the period in excess of capital allowances	6.0	–
Differences in effective overseas taxation rates	(23.9)	(19.8)
Non-deductible charges	19.2	11.9
Non-taxable gains on property disposals	–	(3.8)
Non-taxable other gains	(6.9)	(4.8)
Overseas losses not recognised	10.6	6.9
Adjustment in respect of earlier periods	(8.6)	(1.4)
Other timing differences	3.9	(2.3)
Income tax expense	91.2	86.5

The Group has provided deferred tax of £0.4 million (2004/05 £0.6 million) in relation to temporary differences associated with investments in subsidiaries and the income tax consequences of paying dividends. In all other cases, the Group has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The deferred tax which has not been recognised for the taxes which would be payable on the undistributed earnings of the Group's investment in subsidiaries is £34.6 million (2004/05 £27.2 million).

7 Taxation continued

(b) Deferred tax

	Accelerated capital allowances £million	Retirement benefit obligations £million	Customer support agreements £million	Other £million	Total £million
Deferred tax (liabilities)/assets					
At 2 May 2004	(19.6)	37.7	79.2	25.1	122.4
Acquisitions and transfers	–	(1.8)	–	25.7	23.9
Credited/(charged) to income statement	7.3	(0.7)	(14.7)	2.6	(5.5)
Credited directly to equity	–	20.8	–	0.4	21.2
Currency retranslation	–	–	–	(0.7)	(0.7)
At 30 April 2005	(12.3)	56.0	64.5	53.1	161.3
Transition adjustment on adoption of IAS 39	–	–	–	5.5	5.5
At 1 May 2005 – as restated	(12.3)	56.0	64.5	58.6	166.8
Acquisitions and transfers	–	–	–	**(2.8)**	**(2.8)**
Credited/(charged) to income statement	**2.8**	–	**(36.3)**	**(0.6)**	**(34.1)**
(Charged)/credited directly to equity	–	**(14.1)**	–	**12.5**	**(1.6)**
At 29 April 2006	**(9.5)**	**41.9**	**28.2**	**67.7**	**128.3**

Analysis of deferred tax relating to items charged directly to equity in the period:

	2006 £million	2005 £million
Actuarial (gains)/losses on defined benefit pension schemes	**(14.1)**	20.8
Share-based payments	**5.6**	0.4
Net gains on revaluation of cash flow hedges	**1.2**	–
Unrealised gains on investments	**0.1**	–
Net gains on hedges of net investments	**5.6**	–
	(1.6)	21.2

Summary of assets and liabilities as disclosed:

	2006	2005
Deferred taxation assets	**134.4**	161.3
Deferred taxation liabilities	**(6.1)**	–
	128.3	161.3

The effective tax rate on underlying earnings of 29 per cent is expected to rise in future periods due to increases in effective overseas tax rates. The Group has total unrecognised tax losses of £41.8 million (30 April 2005 £31.8 million) of which £18.5 million (30 April 2005 £17.0 million) have no time restriction over when they can be utilised. The Group has unrecognised time restricted tax losses of £23.3 million (30 April 2005 £14.8 million) for which the weighted average period over which they can be utilised is two years (30 April 2005 three years).

As a result of share disposals, allowable losses have been incurred which are available for offset against certain future chargeable gains. A deferred tax asset has not been recognised in respect of these losses as it is considered that there is insufficient evidence that chargeable gains will arise. The deferred tax asset not recognised, measured at the standard rate of 30 per cent, is not less than £370 million (30 April 2005 £650 million). Where applicable, certain deferred tax assets and liabilities have been offset for financial reporting purposes.

8 Earnings per share

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Basic and diluted earnings	**215.9**	240.4
Operations to be discontinued net of taxation	**(5.1)**	(21.2)
Amortisation of acquired intangibles net of taxation	**1.4**	0.8
Net restructuring charges net of taxation	**18.9**	10.9
Other one off charges net of taxation	**4.1**	–
Net fair value remeasurement gains on financial instruments net of taxation	**(7.3)**	–
Profit on sale of investments	**(2.9)**	(12.5)
Profit on sale of subsidiary	**–**	(3.8)
Adjusted basic and diluted earnings	**225.0**	214.6
	Million	Million
Basic weighted average number of shares	**1,844.7**	1,922.1
Employee share option and ownership schemes	**18.5**	19.4
Diluted weighted average number of shares	**1,863.2**	1,941.5
	Pence	Pence
Basic earnings per share	**11.7**	12.5
Operations to be discontinued net of taxation	**(0.3)**	(1.1)
Amortisation of acquired intangibles net of taxation	**0.1**	0.1
Net restructuring charges net of taxation	**1.1**	0.6
Other one off charges net of taxation	**0.2**	–
Net fair value remeasurement gains on financial instruments net of taxation	**(0.4)**	–
Profit on sale of investments	**(0.2)**	(0.7)
Profit on sale of subsidiary	**–**	(0.2)
Adjusted basic earnings per share	**12.2**	11.2
Diluted earnings per share	**11.6**	12.4
Operations to be discontinued net of taxation	**(0.3)**	(1.0)
Amortisation of acquired intangibles net of taxation	**0.1**	–
Net restructuring charges net of taxation	**1.1**	0.6
Other one off charges net of taxation	**0.2**	–
Net fair value remeasurement gains on financial instruments net of taxation	**(0.4)**	–
Profit on sale of investments	**(0.2)**	(0.7)
Profit on sale of subsidiary	**–**	(0.2)
Adjusted diluted earnings per share	**12.1**	11.1

Basic and diluted earnings per share are based on profit for the period attributable to equity shareholders. Adjusted earnings per share are presented in order to show the underlying performance of the Group. Adjustments used to determine underlying earnings are further described in note 4.

9 Goodwill

	2006 £million	2005 £million
Cost		
At beginning of period	**1,004.2**	937.1
Acquisitions	**34.7**	41.2
Transfer from associated undertakings	**–**	20.1
Currency retranslation	**48.7**	5.8
At end of period	**1,087.6**	1,004.2

As required by IFRS 3, goodwill is subject to annual impairment reviews. These reviews are carried out using the following criteria:

An amount of goodwill is attributed to each specific acquisition. Such acquisitions are determined to be a Cash Generating Unit (CGU) as determined by IAS 36 "Impairment". The recoverable amount of each CGU is determined based on calculating its value in use. The value in use is calculated by applying discounted cash flow modelling to management's own projections covering a five year period. Cash flows beyond the five year period are extrapolated using a long term growth rate equivalent to the relevant market's Gross Domestic Product (GDP) or Consumer Prices Index (CPI). The value in use is compared with the carrying amount in order to determine whether impairment has occurred.

The most significant components of goodwill relate to Elkjøp ASA (Elkjøp) and UniEuro S.p.A. (UniEuro) and are as follows:

	Key assumptions for 2006			
	Growth rate beyond five years	Pre tax risk adjusted discount rate	2006 £million	2005 £million
Elkjøp	**2.0%**	**10.9%**	**528.5**	489.9
UniEuro	**1.4%**	**13.2%**	**431.4**	421.0

The growth rate beyond five years applied for Elkjøp is based on GDP. The growth rate beyond five years applied for UniEuro is based on the mid point in a range of growth rates in GDP and CPI provided by third parties. The directors believe that this rate provides an appropriate reflection of the growth rate in the product markets in which UniEuro operates.

A sensitivity analysis had been performed on the base case assumptions used for assessing the goodwill. In the case of Elkjøp, the directors have concluded that there are no reasonably possible changes in key assumptions which would cause the carrying amount of goodwill to exceed its value in use. In the case of UniEuro, the forecasts are most sensitive to the pre tax risk adjusted discount rate and the growth rate beyond five years. The directors consider it reasonably possible that a change in these assumptions could occur over the course of the next financial period. An increase of 0.7 per cent in the pre tax risk adjusted discount rate or a decrease of 1.15 per cent in the growth rate beyond five years would cause the current headroom of £27.1 million in the value in use over the carrying amount of the goodwill to erode to £nil.

10 Intangible assets

	Customer lists £million	Brand names £million	Sub-total acquired intangibles £million	Software (externally acquired) £million	Software (internally generated) £million	Sub-total other intangibles £million	Total £million
Cost							
At 2 May 2004	–	–	–	65.6	48.5	114.1	114.1
Acquisitions	2.4	16.7	19.1	2.2	–	2.2	21.3
Additions	–	–	–	12.8	37.8	50.6	50.6
Disposals	–	–	–	–	(19.2)	(19.2)	(19.2)
Currency retranslation	–	–	–	0.1	–	0.1	0.1
At 30 April 2005	2.4	16.7	19.1	80.7	67.1	147.8	166.9
Acquisitions	2.4	8.2	10.6	–	–	–	10.6
Additions	–	–	–	11.8	12.1	23.9	23.9
Disposals	–	–	–	(9.2)	(2.5)	(11.7)	(11.7)
Currency retranslation	–	–	–	0.6	–	0.6	0.6
At 29 April 2006	**4.8**	**24.9**	**29.7**	**83.9**	**76.7**	**160.6**	**190.3**
Amortisation							
At 2 May 2004	–	–	–	26.1	19.6	45.7	45.7
Charge for the period	0.7	0.5	1.2	13.9	6.8	20.7	21.9
Impairment arising from restructuring	–	–	–	3.7	6.4	10.1	10.1
Disposals	–	–	–	–	(18.7)	(18.7)	(18.7)
Currency retranslation	–	–	–	0.1	–	0.1	0.1
At 30 April 2005	0.7	0.5	1.2	43.8	14.1	57.9	59.1
Charge for the period	1.0	1.0	2.0	14.9	9.9	24.8	26.8
Impairment arising from restructuring	–	–	–	–	4.4	4.4	4.4
Disposals	–	–	–	(9.2)	(0.6)	(9.8)	(9.8)
Currency retranslation	–	–	–	–	0.1	0.1	0.1
At 29 April 2006	**1.7**	**1.5**	**3.2**	**49.5**	**27.9**	**77.4**	**80.6**
Carrying amount							
At 29 April 2006	**3.1**	**23.4**	**26.5**	**34.4**	**48.8**	**83.2**	**109.7**
At 30 April 2005	1.7	16.2	17.9	36.9	53.0	89.9	107.8

Acquired intangibles are amortised over their useful economic lives which vary between three and 30 years.

11 Property, plant and equipment

	Land and buildings £million	Fixtures, fittings and equipment £million	2006 Total £million	Land and buildings £million	Fixtures, fittings and equipment £million	2005 Total £million
Cost						
At beginning of period	246.2	1,120.3	1,366.5	206.0	1,073.5	1,279.5
Acquisitions	–	4.5	4.5	18.0	38.2	56.2
Additions	83.3	112.9	196.2	36.1	94.2	130.3
Disposals	(46.3)	(60.5)	(106.8)	(14.1)	(86.3)	(100.4)
Currency retranslation	1.6	5.5	7.1	0.2	0.7	0.9
At end of period	284.8	1,182.7	1,467.5	246.2	1,120.3	1,366.5
Depreciation						
At beginning of period	31.4	734.7	766.1	29.7	701.6	731.3
Charge for the period	7.7	105.4	113.1	7.1	107.8	114.9
Impairment arising from restructuring	–	3.0	3.0	–	5.3	5.3
Disposals	(2.4)	(55.3)	(57.7)	(5.5)	(80.2)	(85.7)
Currency retranslation	0.2	1.4	1.6	0.1	0.2	0.3
At end of period	36.9	789.2	826.1	31.4	734.7	766.1
Carrying amount at end of period	247.9	393.5	641.4	214.8	385.6	600.4

Land and buildings include £58.8 million of land not depreciated (30 April 2005 £57.6 million). Land and buildings and fixtures, fittings and equipment include £14.1 million and £37.0 million, respectively of assets in the course of construction (30 April 2005 £14.6 million and £17.7 million, respectively).

The carrying amount of land and buildings held under finance leases was £94.8 million (30 April 2005 £51.9 million) and of fixtures, fittings and equipment was £0.2 million (30 April 2005 £nil). Additions to finance leases during the year include £45.4 million of land and buildings (30 April 2005 £20.7 million) and £0.2 million of fixtures, fittings and equipment (30 April 2005 £nil). The leased assets are pledged as security for the related finance lease liabilities.

12 Investments

	2006 £million	2005 £million
Investment in associates	**2.2**	1.4
Other investments	**–**	1.8
	2.2	3.2

Investment in associates

Investment in associates comprises shareholdings in several different enterprises which are not significant.

Other investments

At both 29 April 2006 and 30 April 2005, other investments comprised minority shareholdings which are carried at cost less provision for impairment in value. At 29 April 2006, the Group's sole minority investment was impaired as described in note 4.

At 1 May 2005, the transition date to IAS 39, the Group held a minority listed investment in Monstermob Group PLC with a cost of £0.5 million together with options to increase this minority shareholding. Such shares and options were revalued to fair value under IAS 39 resulting in a transition adjustment of £2.0 million as set out in note 21. During the period, the Group exercised its option to acquire such shares and subsequently sold its entire shareholding generating a gain of £2.9 million as set out in note 4.

In 2004/05, a co-operation agreement was entered into by the Group with Eldorado Group (Eldorado), the leading electrical retailer in Russia and the Ukraine. As at 29 April 2006, the Group owns no shares in Eldorado. However, the Group holds options to acquire Eldorado in tranches up to 100 per cent by 2011. Such options, together with certain other options which the Group holds to acquire equity stakes in other businesses are recorded at £nil owing to the equity instruments not having a quoted market price in an active market and also in the case of Eldorado, there being neither sufficient reliable financial information, nor any external market values for similar businesses, upon which a fair value can be reliably measured.

13 Trade and other receivables

	2006 £million	2005 £million
Current		
Trade debtors	**265.6**	280.2
Provision for bad and doubtful debts	**(21.3)**	(15.6)
	244.3	264.6
Derivative financial instruments	**4.2**	–
Other debtors	**33.6**	23.4
Prepayments and accrued income	**88.3**	79.5
	370.4	367.5
Non-current		
Trade debtors	**21.0**	17.0
Derivative financial instruments	**6.5**	–
Prepayments and accrued income	**0.7**	–
Other debtors	**22.2**	12.6
	50.4	29.6
	420.8	397.1

The majority of trade and other receivables are non-interest bearing. The carrying amount of trade and other receivables approximates fair value with no concentration of credit risk.

Further information on derivative financial instruments is included in note 21.

14 Inventories

	2006 £million	2005 £million
Finished goods and goods for resale	**917.4**	846.8
Provision for obsolete and slow moving goods	**(43.2)**	(42.1)
Impairment arising from restructuring	**(1.7)**	–
	872.5	804.7
Properties held for development or resale	**0.9**	6.6
	873.4	811.3
Properties held for development or resale include interest of	**–**	0.9

15 Short term investments

	2006 £million	2005 £million
Floating rate notes	**202.9**	232.5
Commercial paper	**29.7**	63.6
Other	**–**	10.4
	232.6	306.5

Floating rate notes have a nominal value of £202.4 million (30 April 2005 £232.5 million), an effective yield of 4.79 per cent (30 April 2005 5.11 per cent) and have an average maturity of 2.0 years (30 April 2005 2.4 years).

Commercial paper has an average maturity of 76 days (30 April 2005 165 days) and an average effective yield of 4.61 per cent (30 April 2005 4.98 per cent). The carrying amount of commercial paper approximates its fair value.

Short term investments include amounts which, together with certain cash and cash equivalents, are held under trust to fund customer support agreement liabilities as disclosed in note 21.

16 Cash and cash equivalents

	2006 £million	2005 £million
Cash at bank	**109.2**	144.0
Money market deposits	**508.3**	560.5
	617.5	704.5

Cash at bank earns interest at floating rates based on daily bank deposit rates. Money market deposits are made for varying periods of up to 90 days with an average maturity of 37 days (30 April 2005 64 days) and earn interest at an average effective rate of 4.47 per cent (30 April 2005 4.81 per cent). The carrying amount of money market deposits approximates their fair value.

17 Borrowings

	2006 £million	2005 £million
Current		
Bank overdrafts	–	107.1
Other borrowings	8.8	34.7
	8.8	141.8
Non-current		
6.125% Guaranteed Bonds 2012	297.6	298.2
Other borrowings repayable:		
– In more than one year and not more than two years	3.0	12.1
– In more than two years and not more than five years	0.5	7.6
	301.1	317.9
	309.9	459.7

Bank overdrafts are repayable on demand. The weighted average effective interest rate on bank overdrafts approximates 5.5 per cent (30 April 2005 5.5 per cent). The carrying amounts of overdrafts and current borrowings approximates their fair value.

Other borrowings include bank loans which have a weighted average effective yield of 4.42 per cent (30 April 2005 3.20 per cent) and an average maturity of 1.4 years (30 April 2005 1.6 years).

Other borrowings includes £nil (30 April 2005 £5.8 million) secured by legal charges over properties.

The 6.125% Guaranteed Bonds 2012 (the Guaranteed Bonds) are denominated in sterling with a nominal value of £300 million, paying interest annually, are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. The value of the bond excludes accrued interest of £8.3 million (30 April 2005 £8.4 million), included in trade and other payables. Further details of the bond are included in note 21.

	2006 £million	2005 £million
Available undrawn committed borrowing facilities		
Expiry:		
Within one year	25.0	9.2
In more than one year and not more than five years	400.0	–
In more than five years	–	420.7
	425.0	429.9

18 Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2006 £million	2005 £million	2006 £million	2005 £million
Amounts payable under finance leases:				
Within one year	**7.4**	4.1	**4.7**	3.8
In more than one year and not more than five years	**31.1**	17.3	**17.5**	13.3
In more than five years	**186.5**	120.0	**78.4**	38.4
	225.0	141.4	**100.6**	55.5
Less future finance charges	**(124.4)**	(85.9)	**–**	–
Present value of lease obligations	**100.6**	55.5	**100.6**	55.5
Less amounts due within one year	**(0.5)**	(0.4)	**(0.5)**	(0.4)
Amounts due after more than one year	**100.1**	55.1	**100.1**	55.1

The majority of finance leases relate to properties in the UK where obligations are denominated in sterling and lease terms vary between 20 and 30 years. The effective borrowing rate on individual leases ranged between 5.61 per cent and 8.34 per cent (30 April 2005 effective borrowing rate ranged between 6.48 per cent and 8.34 per cent). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The total value of minimum sub lease payments expected to be received under non-cancellable sub leases at 29 April 2006 was £2.5 million (30 April 2005 £3.3 million).

The fair value of the Group's lease obligations approximates their carrying amount.

19 Trade and other payables

	2006 £million	2005 £million
Current		
Trade creditors	**847.4**	660.9
Other taxation and social security	**107.0**	37.7
Derivative financial instruments	**45.2**	15.9
Other creditors	**171.4**	100.7
Accruals and deferred income – customer support agreements	**263.7**	313.9
Accruals and deferred income – other	**209.5**	241.5
	1,644.2	1,370.6
Non-current		
Derivative financial instruments	**10.4**	–
Other creditors	**46.1**	38.2
Accruals and deferred income – customer support agreements	**299.5**	397.9
Accruals and deferred income – other	**31.0**	19.2
	387.0	455.3
	2,031.2	1,825.9

Trade creditors are non-interest bearing and include £nil (30 April 2005 £8.9 million) secured over the net assets of a subsidiary undertaking. The carrying amount of trade and other payables approximates their fair value.

Further information on derivatives is included in note 21.

20 Provisions

	2006			2005		
	Restructuring £million	Other £million	Total £million	Restructuring £million	Other £million	Total £million
At beginning of period	**14.2**	**0.5**	**14.7**	34.8	1.8	36.6
Additions	**35.5**	**2.8**	**38.3**	–	–	–
Utilisation	**(13.7)**	**(0.8)**	**(14.5)**	(20.6)	(1.3)	(21.9)
At end of period	**36.0**	**2.5**	**38.5**	14.2	0.5	14.7
Provisions at end of period analysed as:						
Current	**25.4**	**2.3**	**27.7**	6.8	0.2	7.0
Non-current	**10.6**	**0.2**	**10.8**	7.4	0.3	7.7
	36.0	**2.5**	**38.5**	14.2	0.5	14.7

Amounts at 1 May 2005 predominantly comprised onerous lease obligations. Additions during the period relate to costs associated with the reorganisation of the Group's distribution network, the Group's information systems, the multi-channel strategy for UK electrical operations and brand portfolio and the PC City France operating model. The amount charged to the income statement in respect of such reorganisations is further described in note 4. The amounts provided for predominantly comprise surplus leasehold property obligations and employee severance. Of the amounts included within non-current liabilities remaining at 29 April 2006, the majority are expected to be utilised within the next five years.

21 Financial instruments

(a) Financial risk management objectives and policies

A statement of the financial risk management objectives and policies in relation to financial instruments is contained in the Directors' Report under the section entitled "Treasury risks and policies". The Group's liquidity position is shown in the Business and Financial Review under the section entitled "Liquidity".

(b) Transitional adjustment on adoption of IAS 32 and IAS 39

The Group adopted IAS 32 and IAS 39 as at 1 May 2005. The principal impact of IAS 32 and IAS 39 on the Group's financial statements is to value certain financial assets and liabilities at fair value on the balance sheet. One of the key effects relates to the recognition of derivative financial instruments at fair value.

Adjustments to opening balance sheet as at 1 May 2005 arising from adoption of IAS 32 and IAS 39

	Note	Opening balance sheet under IFRS £million	Effect of IAS 32 and IAS 39 £million	Opening balance sheet (as restated) £million
Non-current assets				
Investments	12	3.2	**2.0**	5.2
Trade and other receivables	13	29.6	**(13.9)**	15.7
Deferred tax assets	7	161.3	**5.5**	166.8
Current assets				
Trade and other receivables	13	367.5	**(7.3)**	360.2
Short term investments	15	306.5	**0.8**	307.3
Current liabilities				
Borrowings	17	(34.7)	**14.1**	(20.6)
Trade and other payables	19	(1,370.6)	**(27.5)**	(1,398.1)
Non-current liabilities				
Borrowings	17	(317.9)	**13.2**	(304.7)
Trade and other payables	19	(455.3)	**(18.6)**	(473.9)
Impact on net assets			**(31.7)**	
Equity	22			
Other reserves		40.8	**1.8**	42.6
Retained earnings		1,178.5	**(12.7)**	1,165.8
Impact on equity shareholders' funds			**(10.9)**	
Minority interests		42.3	**(20.8)**	21.5
Impact on total equity			**(31.7)**	

21 Financial instruments continued

(c) Fair values of financial assets and liabilities

The following table sets out the fair values of financial assets and liabilities. For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value. For receivables and payables classified as financial assets and liabilities in accordance with IAS 32, fair value is estimated to be equivalent to book value and is therefore not included in the table below for 2006.

	IAS 39 Book value 2006 £million	IAS 39 Fair value 2006 £million	FRS 13 Book value 2005 £million	FRS 13 Fair value 2005 £million
Non-current asset investments (excluding associates)	–	–	1.8	1.8
Cash and investments:				
Cash and cash equivalents	617.5	617.5	704.5	704.5
Short term investments	232.6	232.6	306.5	307.2
	850.1	850.1	1,011.0	1,011.7
Bank overdrafts	–	–	(107.1)	(107.1)
Other short term borrowings	(8.8)	(8.8)	(34.7)	(34.7)
Borrowings due:				
In more than one year but not more than two years	(3.0)	(3.0)	(12.1)	(12.1)
In more than two years but not more than five years	(0.5)	(0.5)	(7.6)	(7.6)
In more than five years	(297.6)	(306.2)	(298.2)	(303.5)
Obligations under finance leases	(100.6)	(100.6)	(55.5)	(55.5)
	(410.5)	(419.1)	(515.2)	(520.5)
Net funds	439.6	431.0	495.8	491.2
Other debtors falling due after more than one year	–	–	17.0	17.0
Other creditors falling due after more than one year	–	–	(17.9)	(17.9)
Derivatives held to:				
Manage the interest rate profile	4.4	4.4	–	6.9
Manage currency exposure	(38.6)	(38.6)	(8.4)	(17.3)
Hedge net assets	(8.5)	(8.5)	(7.5)	(10.0)
Hedge future transactions expected to occur within one year	(2.2)	(2.2)	–	3.0
Total derivatives	(44.9)	(44.9)	(15.9)	(17.4)
Derivatives analysed as:				
Trade and other receivables – current	4.2	4.2	–	–
Trade and other receivables – non-current	6.5	6.5	–	–
Trade and other payables – current	(45.2)	(45.2)	(15.9)	(17.4)
Trade and other payables – non-current	(10.4)	(10.4)	–	–
Total derivatives	(44.9)	(44.9)	(15.9)	(17.4)

Borrowings due after more than five years comprise the Guaranteed Bonds which are carried at amortised cost, plus a fair value adjustment, as a result of the fair value hedge discussed below (30 April 2005 comprise the Guaranteed Bonds carried at cost less amortised set up costs).

Included in derivative financial instruments are forward foreign currency contracts, options, interest rate swaps and currency swaps. The interest rate swaps of the Group carry weighted average fixed interest rates of 6.125 per cent (30 April 2005 6.125 per cent) and floating rates of LIBOR. The currency swaps carry fixed rates ranging from 3.38 per cent to 4.735 per cent (30 April 2005 2.92 per cent to 5.0 per cent) and the main floating rates are based on EURIBOR and LIBOR which ranged between 3.67 per cent and 5.6 per cent (30 April 2005 3.2 per cent to 5.9 per cent).

21 Financial instruments continued

The Group holds options to acquire equity interests in certain businesses. Such instruments are described in note 12.

(d) Hedging activities

The Group manages exposures that arise on purchases and sales denominated in foreign currencies by entering predominantly into forward foreign exchange currency contracts. It also uses swaps, forward exchange contracts and options to manage its interest rate and foreign exchange translation exposure. The Group designates financial instruments as hedges under IAS 39 as follows:

Cash flow hedges

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its transactional exchange rate exposures. These contracts are designed to cover exposures ranging between one month and one year. The fair value of currency derivatives that are designated and effective as cash flow hedges and which have been deferred in equity amounts to a £2.1 million loss.

Amounts of £4.4 million and £7.8 million have been transferred out of equity into inventory and out of equity into the income statement, respectively, in respect of contracts matured in the period.

Fair value hedges

At 29 April 2006 the Group had interest rate swaps in place with a notional amount of £300 million whereby it receives a fixed interest rate of 6.125 per cent and pays a variable rate equal to LIBOR plus a spread on the notional amount with a November 2012 maturity. The swaps are used to hedge the exposure to changes in the fair value of the Guaranteed Bonds. The Guaranteed Bonds and the swaps have the same critical terms. The fair value of interest rate swaps entered into as fair value hedges is £4.4 million.

Hedge of net investments in foreign operations

At 29 April 2006 the Group had forward foreign exchange contracts and cross currency swaps in place which have been designated as a hedge of the net investments in overseas subsidiaries. Gains and losses on the retranslation of these derivatives are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries. The fair value of currency derivatives entered into as net investment hedges is a £8.5 million loss.

(e) Interest rate profile of financial assets and financial liabilities by currency

The following table sets out the interest rate exposure of the financial assets and liabilities of the Group. The financial instruments not included in the table for 2006 are non-interest bearing and are therefore not subject to interest rate risk.

	2006			
	Sterling £million	Euro £million	Other currencies £million	Total £million
Cash and cash equivalents and short term investments:				
Floating rate	709.5	58.6	82.0	850.1
Borrowings:				
Floating rate	(48.8)	(261.1)	–	(309.9)
Obligations under finance leases:				
Fixed rate	(100.5)	(0.1)	–	(100.6)
	(149.3)	(261.2)	–	(410.5)
Net funds/(borrowings) at period end	560.2	(202.6)	82.0	439.6

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument.

21 Financial instruments continued

	2005			
	Sterling £million	Euro £million	Other currencies £million	Total £million
Cash and cash equivalents and short term investments:				
Floating rate	940.4	39.7	26.9	1,007.0
Fixed rate	–	4.0	–	4.0
	940.4	43.7	26.9	1,011.0
Borrowings:				
Floating rate	(156.7)	(303.0)	–	(459.7)
Obligations under finance leases:				
Fixed rate	(55.5)	–	–	(55.5)
Net funds/(borrowings) at period end	728.2	(259.3)	26.9	495.8
Non-current asset investments (excluding associates)	1.8	–	–	1.8
Trade debtors falling due after more than one year	–	17.0	–	17.0
Other creditors falling due after more than one year	–	(17.9)	–	(17.9)

The principal sterling interest rate risks of the Group arise in respect of the Group's net cash and investments, and interest-based credit commission. Each is based on floating interest rates and the two elements provide a degree of natural hedge against each other. Sterling cash and investments include £193.5 million (30 April 2005 £312.3 million) held under trust to fund customer support agreement liabilities. Sterling floating rate assets consist of floating rate notes together with cash, money market deposits and commercial paper. Sterling floating rate borrowings comprise bank overdrafts and £50 million of the Guaranteed Bonds that bear interest at rates based on LIBOR. The remaining £250 million of the Guaranteed Bonds have been swapped into floating rate euro borrowings. After taking account of interest rate swaps entered into by the Group, no sterling borrowings carry interest at fixed rates (30 April 2005 none).

Floating rate euro borrowings comprise £250 million of the Guaranteed Bonds swapped into EURIBOR and bank borrowings. These borrowings provide a hedge against certain euro denominated fixed asset investments and to finance working capital. After taking account of interest rate swaps entered into by the Group, no euro borrowings carry interest at fixed rates (30 April 2005 none).

Amounts in respect of other currencies relate to funds held within subsidiary companies, operating in the Nordic region and Central Europe.

(f) Credit risk

There are no significant concentrations of credit risk within the Group.

22 Share capital and reserves

(a) Called up share capital

	2006 £million	2005 £million
Authorised		
4,980,252,496 (30 April 2005 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,824,743,520 (30 April 2005 1,892,041,789) ordinary shares of 2.5p each	**45.6**	47.3

22 Share capital and reserves continued

During the period 2,201,731 shares (2004/05 1,002,157 shares) were issued in respect of options exercised under employee share option schemes and 69,500,000 of the Company's own shares (2004/05 57,650,000 shares) were purchased for cancellation in the open market for an aggregate consideration of £107.6 million (2004/05 £92.6 million). These shares were cancelled and their nominal value transferred to the capital reserves.

(b) Reconciliation of movements in equity

	Share capital £million	Share premium account £million	Other reserves £million	Retained earnings £million	Sub-total £million	Minority interests £million	Total equity £million
At 2 May 2004	48.7	140.5	37.9	1,203.9	1,431.0	39.7	1,470.7
Profit for the period	–	–	–	240.4	240.4	–	240.4
Minority interests – acquisitions	–	–	–	–	–	4.2	4.2
Profits attributable to minority shareholders	–	–	–	–	–	5.6	5.6
Equity dividends paid	–	–	–	(144.4)	(144.4)	–	(144.4)
Dividends paid to minority shareholders	–	–	–	–	–	(7.2)	(7.2)
Actuarial losses – defined benefit pension scheme	–	–	–	(59.3)	(59.3)	–	(59.3)
Purchase and cancellation of own shares	(1.4)	–	1.4	(92.6)	(92.6)	–	(92.6)
Vesting of own shares	–	–	1.5	(1.5)	–	–	–
Currency retranslation	–	–	–	2.6	2.6	–	2.6
Share-based payments	–	–	–	8.7	8.7	–	8.7
Tax on items taken directly to equity	–	–	–	21.2	21.2	–	21.2
Ordinary shares issued – employee options	–	1.1	–	–	1.1	–	1.1
– employee trusts	–	0.5	–	(0.5)	–	–	–
At 30 April 2005	47.3	142.1	40.8	1,178.5	1,408.7	42.3	1,451.0
Transition adjustment on adoption of IAS 32 and IAS 39, net of tax	–	–	1.8	(12.7)	(10.9)	(20.8)	(31.7)
At 1 May 2005 – as restated	47.3	142.1	42.6	1,165.8	1,397.8	21.5	1,419.3
Profit for the period	–	–	–	215.9	215.9	–	215.9
Profits attributable to minority shareholders	–	–	–	–	–	(4.2)	(4.2)
Equity dividends paid	–	–	–	(150.2)	(150.2)	–	(150.2)
Dividends paid to minority shareholders	–	–	–	–	–	(8.2)	(8.2)
Actuarial gains – defined benefit pension scheme	–	–	–	47.1	47.1	–	47.1
Purchase and cancellation of own shares	(1.8)	–	1.8	(107.6)	(107.6)	–	(107.6)
Investment in own shares	–	–	(1.5)	–	(1.5)	–	(1.5)
Vesting of own shares	–	–	(0.8)	–	(0.8)	–	(0.8)
Currency retranslation	–	–	–	26.9	26.9	0.2	27.1
Share-based payments	–	–	–	8.8	8.8	–	8.8
Cash flow hedges	–	–	(3.9)	–	(3.9)	–	(3.9)
Net investment hedges	–	–	(18.7)	–	(18.7)	–	(18.7)
Fair value changes on investments	–	–	(0.3)	–	(0.3)	–	(0.3)
Tax on items taken directly to equity	–	–	6.9	(8.5)	(1.6)	–	(1.6)
Ordinary shares issued – employee options	0.1	2.4	–	–	2.5	–	2.5
– employee trusts	–	1.4	–	(1.4)	–	–	–
At 29 April 2006	**45.6**	**145.9**	**26.1**	**1,196.8**	**1,414.4**	**9.3**	**1,423.7**

The cumulative amount of goodwill written off directly against retained earnings at the beginning and end of the period in respect of undertakings still within the Group is £127.9 million.

Minority interests comprise minority shareholdings in The Link Stores Limited and P. Kotsovolos S.A. as indicated in note 34.

22 Share capital and reserves continued

(c) Other reserves

	Merger reserve £million	Capital reserves £million	Investment in own shares £million	Hedging reserve £million	Revaluation reserve £million	Total £million
At 2 May 2004	(386.1)	425.5	(1.5)	–	–	37.9
Purchase and cancellation of own shares	–	1.4	–	–	–	1.4
Vesting of own shares	–	–	1.5	–	–	1.5
At 30 April 2005	(386.1)	426.9	–	–	–	40.8
Transition adjustment on adoption of IAS 32 and IAS 39, net of tax	–	–	–	1.2	0.6	1.8
At 1 May 2005 – as restated	(386.1)	426.9	–	1.2	0.6	42.6
Purchase and cancellation of own shares	–	1.8	–	–	–	1.8
Investment in own shares	–	–	(1.5)	–	–	(1.5)
Vesting of own shares	–	–	(0.8)	–	–	(0.8)
Cash flow hedges	–	–	–	(3.9)	–	(3.9)
Net investment hedges	–	–	–	(18.7)	–	(18.7)
Fair value changes on investments	–	–	–	–	(0.3)	(0.3)
Tax on items taken directly to equity	–	–	–	6.8	0.1	6.9
At 29 April 2006	**(386.1)**	**428.7**	**(2.3)**	**(14.6)**	**0.4**	**26.1**

The merger reserve arose on the group reconstruction which occurred during 1999/00. The group reconstruction took the form of introducing a new parent company above the existing group and the merger reserve represents the difference between the capital structure of the new parent company and that of the former parent company.

The capital reserves also arose on the group reconstruction in 1999/00. Movements relate to the Company's purchase of its own shares as described in note 22(a).

Own shares held by the Group represent shares in the Company held by Dixons TSR Trust further details of which are given in note 24. The 2,233,063 shares held at 29 April 2006 had a market value of £4.1 million (30 April 2005 1,732,531 shares held had a market value of £2.5 million) and their nominal value was £0.1 million (30 April 2005 £0.1 million).

Movements in the hedging reserve represent changes in the fair value of net investment hedges and cash flow hedges and the recycling of these changes to inventory or to the income statement as appropriate.

Movements in the revaluation reserve represent the fair value changes on investments.

23 Dividends paid and proposed

	Per share	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Amounts recognised as distributions to equity shareholders in the period – on ordinary shares of 2.5p each			
Final dividend for 2003/04	5.66p	–	109.3
Interim dividend for 2004/05	1.83p	–	35.1
Final dividend for 2004/05	6.22p	115.2	–
Interim dividend for 2005/06	1.92p	35.0	–
		150.2	144.4
Proposed final dividend for 2005/06	6.53p	119.2	–

As at 29 April 2006, the proposed final dividend for 2005/06 is subject to approval by shareholders at the annual general meeting and, accordingly, has not been recognised as a liability in these financial statements.

24 Employee share ownership trusts

Dixons TSR Trust Limited is the trustee of a number of employee share ownership trusts (the Trusts). At 29 April 2006, the Trusts held shares in the Company which may subsequently be awarded to specified executive directors and senior employees under the the Long Term Incentive Plan (LTIP) and the Deferred Equity Participation Plan (DEPP). Details of the LTIP and DEPP are given in the Remuneration Report in sections (b)(ii) and (b)(iv), respectively.

The Company's aim is to hedge its obligations under the LTIP and DEPP by buying shares through the Trusts to meet the anticipated future liability. The anticipated liability is regularly re-assessed during the relevant performance period and additional shares are purchased when required to meet an increase in this liability. The costs of funding and administering the Trusts are charged to the income statement in the period to which they relate. Shareholders' funds are reduced by the net book value of shares held in the Trusts which have not vested unconditionally.

	2006 Number	2005 Number
Investment in own shares		
At beginning of period	1,732,531	1,316,813
Additions	1,000,000	1,410,815
Releases	(499,468)	(995,097)
At end of period	2,233,063	1,732,531
Provisionally awarded to participants in:		
LTIP	2,137,899	1,099,261
DEPP	95,164	633,270
Total	2,233,063	1,732,531

Dixons TSR Trust Limited has waived all dividends except for a total payment of 1p at the time each dividend is paid. The mid-market price of a share as at 29 April 2006 was 183.75 pence (30 April 2005 142.00 pence).

25 Share-based payments

(a) Equity settled

Share option plans

Employee Share Option Scheme (ESOS)

Options are granted annually to executive directors and other senior executives over shares having a market value at the time of grant equal to twice their basic salary. Prior to 2005/06, options were also granted to other employees in the UK and overseas on the basis of management grade and to further employees with more than three years' service. Vesting of options for 2005/06 and 2004/05 is based upon the level of growth in adjusted diluted earnings per share (EPS) over a three year period, with the ability to exercise the options up to seven years after the vesting date. Further information concerning performance criteria applicable to options is shown in section (b)(iii) of the Remuneration Report.

Save As You Earn (SAYE)

The Group offers to all of its employees in the UK and Ireland having completed the relevant period of service, share-based savings plans whereby amounts may be contributed up to a specified limit per plan and per employee. Three year and five year plans have been offered annually, with exercise prices set at a 20 per cent discount to the market share price on the date of grant. Exercise is conditional upon employees remaining employed by the Group for the full term of the plan. Employees can choose to withdraw their contributions in full from the plan at any time, together with any interest earned.

Details of equity settled share option plans outstanding during the year are as follows:

		2006		2005	
	Note	Number	Weighted average exercise price	Number	Weighted average exercise price
At beginning of period		**134,856,919**	**£1.64**	121,405,571	£1.69
Granted during the period	(i)	**9,065,673**	**£1.51**	32,249,697	£1.55
Forfeited during the period		**(15,174,312)**	**£1.72**	(16,330,834)	£1.82
Exercised during the period	(ii)	**(2,201,731)**	**£1.11**	(1,002,157)	£1.15
Expired during the period		**(2,801,565)**	**£1.83**	(1,465,358)	£1.92
At end of period	(iii), (iv)	**123,744,984**	**£1.63**	134,856,919	£1.64
Exercisable at end of period		**40,319,254**	**£2.28**	33,139,812	£2.54

	2006	2005
(i) weighted average fair value of options granted during the period	**£0.37**	£0.34
(ii) weighted average share price at the date of exercise	**174.67p**	156.52p
(iii) weighted average remaining contractual life for options outstanding	**5.4 years**	6.1 years
(iv) range of exercise prices for options outstanding	**£0.82 – £3.35**	£0.73 – £3.35

The fair value of equity settled share option plans and cash settled share-based payments (described in (b) below) granted is estimated as at the date of grant using the Binomial option pricing model taking into account the terms and conditions upon which the instruments were granted. The following table lists the inputs to the model used for the periods ended 29 April 2006 and 30 April 2005.

	2006	2005
Dividend yield	**5.2 – 5.6%**	4.9 – 5.9%
Historical and expected volatility	**34.0 – 35.7%**	33.0 – 35.3%
Risk-free interest rate	**4.3 – 4.4%**	4.7 – 5.1%
Expected remaining life of options	**3.4 – 5.4 years**	3.4 – 5.4 years
Weighted average share price	**£1.63**	£1.61

The expected remaining life of the options is based on historical data and is not necessarily indicative of the actual exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends. Actual outcome may differ from this assumption.

25 Share-based payments continued
Other equity settled share plans
Deferred Equity Participation Plan (DEPP)
For years prior to and including 2003/04, executive directors and employees above a certain grade participated in the DEPP which provided a bonus based upon the level of growth in adjusted diluted earnings per share (EPS) partly payable in cash and partly in shares. Shares awarded were allocated to a share bank, a proportion of which was released to participants after a three year retention period, whilst they remained in the Group's employment. Since 1 May 2004, the DEPP operated only for senior executives and directors and the majority of shares held in share banks were released on 28 April 2006.

Executive directors' and senior executives' Long Term Incentive Plan (LTIP)
For 2004/05 and 2005/06, shares are provisionally awarded to executive directors, members of the Group Executive Committee and other participating senior executives and are based upon performance measured in terms of the Total Shareholder Return achieved by the Company over a three year period relative to the companies comprising the FTSE 100 Index.

Details of other equity settled share-based payments outstanding during the year are as follows:

		2006		2005	
	Note	Number	Weighted average exercise price	Number	Weighted average exercise price
At beginning of period		**2,169,507**	**£1.56**	1,228,139	£1.65
Provisionally awarded during the period	(i)	**2,019,392**	**£1.42**	2,624,473	£1.57
Forfeited during the period		**(189,652)**	**£1.48**	(214,489)	£1.60
Exercised during the period	(ii)	**(499,468)**	**£1.60**	(1,468,616)	£1.64
Expired during the period		**–**	**–**	–	–
At end of period	(iii), (iv)	**3,499,779**	**£1.48**	2,169,507	£1.56
Exercisable at end of period		**69,509**	**£1.60**	–	–

	2006	2005
(i) weighted average fair value of options awarded during the period	**£0.75**	£1.01
(ii) weighted average share price at the date of exercise	**183.75p**	150.54p
(iii) weighted average remaining contractual life for options outstanding	**1.5 years**	1.5 years
(iv) range of exercise prices for options outstanding	**£1.34 – £1.60**	£1.34 – £1.60

The fair value of such equity settled share-based payments granted is estimated as at the date of grant using either the Binomial option pricing model or Monte Carlo simulation taking into account the terms and conditions upon which the instruments were granted. The following table lists the inputs to the models used for the periods ending 29 April 2006 and 30 April 2005.

	2006	2005
Dividend yield	**5.0%**	5.2 – 5.9%
Historical and expected volatility	**36.2%**	34.8 – 37.0%
Risk-free interest rate	**4.5%**	4.8 – 5.0%
Expected life of options	**3.0 years**	0.8 – 3.0 years
Weighted average share price	**£1.42**	£1.56

25 Share-based payments continued

(b) Cash settled

For 2005/06, awards are granted to employees annually on the basis of a monetary amount determined by grade. Employees must remain in employment until the vesting date which occurs on the third anniversary of the date of grant. The vesting of such share-based payments for employees above a certain grade is determined based on the level of growth in EPS over a three year period. Such awards are settled in cash which is calculated based on the share price at the exercise date. The fair value of cash settled share-based payment plans is estimated as at the date of grant using the Binomial option pricing model taking into account the terms and conditions upon which the instruments were granted.

	2006 £million	2005 £million
Amount included within trade and other payables relating to cash settled share-based payments	0.7	–

Further information concerning share-based incentive plans specific to directors is included in the Remuneration Report in sections (b)(ii), (iii) and (iv).

(c) Additional SAYE and ESOS information

During the period the following options were granted to employees:

SAYE			ESOS		
Employees number	Exercise price pence	Granted number	Employees number	Exercise price pence	Granted number
2,055	140.32	3,730,302	20	158.95	5,278,749
			1	171.75	56,622

At 29 April 2006 directors and employees held options to subscribe for a total of 123,744,984 shares (30 April 2005 134,856,919) as follows:

SAYE			ESOS		
Date of grant	Exercise price pence	Number	Date of grant	Exercise price pence	Number
12 Mar 2001	215.00	303,361	5 Aug 1996	122.75	199,400
7 Mar 2002	177.00	720,910	4 Aug 1997	145.50	1,625,856
6 Mar 2003	81.64	18,292,563	17 Aug 1998	132.00	1,868,120
3 Mar 2004	118.82	5,636,597	12 Oct 1998	140.00	82,112
2 Mar 2005	128.52	3,891,376	19 Jul 1999	334.75	8,782,140
27 Feb 2006	140.32	3,686,765	17 Jul 2000	273.00	6,043,403
			5 Feb 2001	269.00	137,662
			23 Jul 2001	231.00	8,511,161
			15 Feb 2002	228.00	35,420
			22 Jul 2002	161.00	12,988,699
			7 Feb 2003	102.45	146,618
			28 Jul 2003	134.00	21,026,068
			4 Aug 2004	158.35	21,650,204
			11 Oct 2004	174.20	2,781,178
			3 Aug 2005	158.95	5,278,749
			28 Feb 2006	171.75	56,622
		32,531,572			91,213,412

26 Notes to the cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 29 April 2006 £million	52 weeks ended 30 April 2005 £million
Operating profit	261.9	287.1
Amortisation of acquired intangibles	2.0	1.2
Amortisation of other intangibles	24.8	20.7
Depreciation	113.1	114.9
Share-based payment charge	9.5	8.7
Share of post tax results of associates	(0.3)	(1.0)
Profit on disposal of property, plant and equipment	(7.6)	(7.4)
Profit on disposal of property, plant and equipment arising from restructuring	(9.0)	–
Net additions to/(utilisation of) restructuring and one off provisions and impairment	34.2	(6.5)
Operating cash flows before movements in working capital	428.6	417.7
Movements in working capital		
(Increase)/decrease in inventories	(18.7)	25.7
(Increase)/decrease in trade and other receivables	(28.5)	136.8
Increase/(decrease) in trade and other payables	47.0	(113.9)
	(0.2)	48.6
Cash generated from operations	428.4	466.3

(b) Analysis of net funds

	1 May 2005 £million	Transition adjustment on adoption of IAS 39 £million	1 May 2005 (restated) £million	Cash flow £million	Acquisitions[ii] £million	Other non-cash movements £million	Exchange movements £million	29 April 2006 £million
Cash and cash equivalents[i]	704.5	–	704.5	(86.7)	–	–	(0.3)	617.5
Overdrafts	(107.1)	–	(107.1)	107.1	–	–	–	–
	597.4	–	597.4	20.4	–	–	(0.3)	617.5
Short term investments	306.5	0.8	307.3	(74.7)	–	–	–	232.6
Borrowings due within one year	(34.7)	14.1	(20.6)	11.8	–	0.1	(0.1)	(8.8)
Borrowings due after more than one year	(317.9)	13.2	(304.7)	3.3	(2.7)	1.3	1.7	(301.1)
Obligations under finance leases	(55.5)	–	(55.5)	(45.1)	–	–	–	(100.6)
	(408.1)	27.3	(380.8)	(30.0)	(2.7)	1.4	1.6	(410.5)
Net funds	495.8	28.1	523.9	(84.3)	(2.7)	1.4	1.3	439.6

26 Notes to the cash flow statement continued

	2 May 2004 £million	Cash flow £million	Acquisitions[ii] £million	Other non-cash movements £million	Exchange movements £million	30 April 2005 £million
Cash and cash equivalents[i]	618.7	86.0	–	–	(0.2)	704.5
Bank overdrafts	(4.1)	(102.8)	–	–	(0.2)	(107.1)
	614.6	(16.8)	–	–	(0.4)	597.4
Short-term investments	385.7	(79.0)	–	–	(0.2)	306.5
Borrowings due within one year	(57.4)	36.2	(55.9)	43.8	(1.4)	(34.7)
Borrowings due after more than one year	(298.1)	2.2	(21.8)	–	(0.2)	(317.9)
Obligations under finance leases	(34.5)	(21.0)	–	–	–	(55.5)
	(390.0)	17.4	(77.7)	43.8	(1.6)	(408.1)
Net funds	610.3	(78.4)	(77.7)	43.8	(2.2)	495.8

Funds held under trust to fund customer support agreements were £193.5 million (30 April 2005 £312.3 million). Net funds excluding amounts held under trust to fund customer support agreements totalled £246.1 million (30 April 2005 £183.5 million).

(i) Cash and cash equivalents are represented as a single class of assets on the face of the consolidated balance sheet. For the purposes of the consolidated cash flow, cash and cash equivalents comprise those amounts represented on the consolidated balance sheet as cash and cash equivalents, less overdrafts (which form part of current borrowings on the consolidated balance sheet and as disclosed in note 17).

(ii) Excluding cash and cash equivalents and overdrafts.

27 Retirement benefit obligations

The Group operates a number of defined contribution and defined benefit pension schemes.

The principal scheme which operates in the UK includes a funded defined benefit section whose assets are held in a separate trustee administered fund. The scheme is valued by a qualified actuary at least every three years and contributions are assessed in accordance with the actuary's advice so as to spread the pension cost over the normal expected service lives of members. Since 1 September 2002, the defined benefit section of the scheme has been closed to new entrants. Membership of the defined contribution section is offered to eligible employees.

In the Nordic region, the Group operates secured defined benefit pension schemes with assets held by a life insurance company and an unsecured pension arrangement. In addition, contributions are made to a state pension scheme.

In other territories, the Group provides other post employment benefits. In particular, in Greece and Italy, the Group has state related obligations to pay post employment benefits to employees. These benefits are unfunded.

(a) Defined contribution pension schemes

The pension charge in respect of defined contribution schemes was £2.3 million (2004/05 £1.3 million). A further £0.1 million (2004/05 £0.1 million) provision was made in respect of the Nordic unsecured pension arrangement.

(b) Defined benefit pension schemes – actuarial valuation and assumptions

A full actuarial valuation of the UK scheme was carried out as at 5 April 2004 using the projected unit method and has been used to determine the level of funding to the scheme. The Group's contribution rate for the period ended 29 April 2006, agreed in consultation with the trustees' actuaries, was 11.9 per cent (2004/05 10.9 per cent). The contribution rate for future periods is planned to increase to 12.9 per cent in August 2006.

27 Retirement benefit obligations continued

The principal actuarial assumptions as at 5 April 2004 used for determining costs and contributions were:

	Rate per annum
Rate of increase in pensionable salaries	4.0%
Rate of increase to pensions – Guaranteed Minimum Pension	2.75%
– Pension in excess of Guaranteed Minimum Pension	2.75%
Discount rate for accrued benefits	6.5%
Inflation	2.5%
Investment return for future service benefits	6.75%

At 5 April 2004, the market value of the scheme's investments was £422 million and, based on the above assumptions, the value of the assets was sufficient to cover 87 per cent of the benefits accrued to members after allowing for expected future increases in earnings. The value of liabilities exceeded assets by £62 million.

(c) Defined benefit pension schemes and other post employment benefits – IAS 19

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet for the respective plans. The methodologies set out in IAS 19 are different from those used by the scheme actuaries in determining funding arrangements.

(i) Principal assumptions adopted

	UK defined benefit pension plan		Other post employment benefits	
Rates per annum	2006	2005	2006	2005
Discount rate	**5.3%**	5.5%	**4.1 – 4.5%**	4.5 – 6.0%
Rate of increase in pensionable salaries	**4.3%**	4.2%	**2.5 – 3.0%**	2.5 – 3.0%
Rate of increase in pensions in payment/deferred pensions	**2.8%**	2.7%	**–**	–
Inflation	**2.8%**	2.7%	**2.5 – 3.3%**	2.5 – 3.4%

The Group uses certain mortality rate assumptions when calculating scheme obligations. The demographic assumptions used are those underlying the last formal actuarial valuation of the scheme as at 5 April 2004. In particular, post retirement mortality has been assumed to follow the standard tables PMA/PFA 92 (C=2004), with a 0.25 per cent reduction to the discount rate in payment to allow for future mortality improvement. Such tables represent an average expected longevity of 84.1 years for men and 87.2 years for women. The current mortality rates include prudent allowance for future improvements in longevity and also take account of historical experience.

(ii) Amounts recognised in income statement

	UK defined benefit pension plan		Other post employment benefits	
	2006 £million	2005 £million	2006 £million	2005 £million
Current service cost	**(18.9)**	(21.4)	**(0.5)**	(0.8)
Curtailment gain	**0.6**	–	**–**	–
Total operating charge	**(18.3)**	(21.4)	**(0.5)**	(0.8)
Expected return on plan assets	**34.2**	33.8	**0.2**	0.2
Interest cost on benefit obligations	**(34.8)**	(31.7)	**(0.2)**	(0.2)
Net other finance income	**(0.6)**	2.1	**–**	–
Total charged to profit before tax	**(18.9)**	(19.3)	**(0.5)**	(0.8)

The Group expects to contribute £17 million to its UK defined benefit pension plans in 2006/07.

27 Retirement benefit obligations continued

(iii) Amounts recognised in the balance sheet

	UK defined benefit pension plan			Other post employment benefits	
	2006 £million	2005 £million	2 May 2004 Transition date £million	2006 £million	2005 £million
Present value of defined benefit obligations	**(732.5)**	(642.1)	(543.9)	**(16.6)**	(14.3)
Fair value of plan assets	**590.8**	455.6	418.2	**4.0**	3.4
Net obligation	**(141.7)**	(186.5)	(125.7)	**(12.6)**	(10.9)

Changes in the present value of the defined benefit obligation:

	UK defined benefit pension plan			Other post employment benefits	
	2006 £million	2005 £million	2 May 2004 Transition date £million	2006 £million	2005 £million
Opening obligation	**642.1**	543.9	562.8	**14.3**	12.1
Current service cost	**18.9**	21.4	27.4	**3.5**	3.5
Curtailment gains	**(0.6)**	–	(0.4)	**–**	–
Employee contributions	**9.2**	9.1	8.8	**–**	–
Interest cost	**34.8**	31.7	31.1	**0.2**	0.2
Actuarial (gains)/losses on obligation	**45.6**	52.6	(74.0)	**0.1**	–
Benefits paid	**(17.5)**	(16.6)	(11.8)	**(1.5)**	(1.5)
Closing obligation	**732.5**	642.1	543.9	**16.6**	14.3

Changes in the fair value of plan assets:

	UK defined benefit pension plan			Other post employment benefits	
	2006 £million	2005 £million	2 May 2004 Transition date £million	2006 £million	2005 £million
Opening fair value	**455.6**	418.2	336.2	**3.4**	2.9
Expected return	**34.2**	33.8	27.2	**0.2**	0.2
Employer contributions	**16.6**	17.8	19.0	**0.4**	0.4
Employee contributions	**9.2**	9.1	8.8	**–**	–
Actuarial gains/(losses)	**92.7**	(6.7)	38.8	**0.1**	–
Benefits paid	**(17.5)**	(16.6)	(11.8)	**(0.1)**	(0.1)
Closing fair value	**590.8**	455.6	418.2	**4.0**	3.4

27 Retirement benefit obligations continued

Analysis of plan assets:

	UK defined benefit pension plan					
	Long term expected rate of return	£million	29 April 2006 % of fair value of total plan assets	Long term expected rate of return	£million	30 April 2005 % of fair value of total plan assets
Equities	8.0%	454.9	77%	8.2%	355.6	78%
Bonds	4.6%	106.3	18%	4.6%	85.9	19%
Cash	4.5%	29.6	5%	4.7%	14.1	3%
		590.8			455.6	

	Other post employment benefits					
	Long term expected rate of return	£million	29 April 2006 % of fair value of total plan assets	Long term expected rate of return	£million	30 April 2005 % of fair value of total plan assets
Equities	5.0%	4.0	100%	7.0%	3.4	100%

The overall expected rate of return on assets is determined based on the market prices prevailing at the balance sheet date, applicable to the period over which the obligation is to be settled. Actual return on UK defined benefit pension plan assets was £126.9 million (2004/05 £27.1 million). The actual return on other post employment benefit plan assets was not significant.

The value of obligations is particularly sensitive to the discount rate applied to liabilities at the assessment date. The value of plan assets is sensitive to market conditions, particularly equity values.

(iv) Experience adjustments recognised in the statement of recognised income and expense:

	UK defined benefit pension plan			Other post employment benefits	
	2006 £million	2005 £million	2 May 2004 Transition date £million	2006 £million	2005 £million
(Loss)/gain on plan liabilities	(45.6)	(52.6)	74.0	(0.1)	–
Gain/(loss) from actual less expected return on assets	92.7	(6.7)	38.8	0.1	–
Actuarial gains/(losses)	47.1	(59.3)	112.8	–	–
Cumulative actuarial loss	(12.2)	(59.3)	–	–	–

28 Acquisitions

Acquisitions during the 52 weeks ended 29 April 2006

Markantalo

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	0.6	–	(0.6)	–
Acquired intangibles	7.2	–	–	7.2
Property, plant and equipment	4.1	–	–	4.1
Cash and cash equivalents	0.5	–	–	0.5
Other assets	23.2	(0.5)	–	22.7
Borrowings	(2.7)	–	–	(2.7)
Other creditors	(17.9)	(0.1)	–	(18.0)
Net assets	15.0	(0.6)	(0.6)	13.8
Goodwill on acquiring control				19.8
Consideration and costs				33.6

	Operating profit £million
Results recognised in income statement	0.7

Other acquisitions

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	9.2	–	(9.2)	–
Acquired intangibles	3.4	–	–	3.4
Other intangible assets	0.4	(0.4)	–	–
Property, plant and equipment	0.4	–	–	0.4
Cash and cash equivalents	0.2	–	–	0.2
Other assets	14.5	(0.3)	–	14.2
Other creditors	(13.2)	(0.2)	–	(13.4)
Net assets	14.9	(0.9)	(9.2)	4.8
Goodwill on acquiring control				14.9
Consideration and costs				19.7

	Operating profit £million
Results recognised in income statement	1.5

Other acquisitions mainly comprised Equanet Holdings Limited, a business to business reseller of computer and communications equipment in the UK and Area Interactiva SA, an e-commerce retailer of computing equipment and peripherals operating in Spain.

28 Acquisitions continued

Aggregated acquisitions

	£million
Total consideration paid for current period acquisitions, net of cash acquired	**52.6**
Deferred consideration for prior period acquisitions	**4.2**
Total paid for the 52 weeks ended 29 April 2006	**56.8**

	Revenue £million	Operating profit £million
Group results had acquisition dates been 1 May 2005	**7,508.8**	**265.6**

There was no material difference between the operating profits arising from acquisitions and operating or other cash flows contributed by these acquisitions.

Acquisitions during the 52 weeks ended 30 April 2005

Kotsovolos

On 8 September 2004, the Group acquired a controlling interest in Kotsovolos taking its investment to 68.3 per cent after previously increasing its existing investment of 13.6 per cent to an associate shareholding of 24.4 per cent on 8 July 2004. The Group further increased its shareholding to 79.1 per cent by 30 April 2005. For a transitional period, another shareholder retains a 20 per cent stake in Kotsovolos which the Group has the right to acquire in September 2009. This shareholder has the right to sell its shares to the Group in two equal tranches in September 2006 and September 2008, respectively.

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	10.0	–	(10.0)	–
Acquired intangibles	16.3	–	–	16.3
Property, plant and equipment and other intangibles	57.5	(2.9)	–	54.6
Cash and cash equivalents	7.4	–	–	7.4
Other assets	152.4	2.1	(3.7)	150.8
Borrowings	(61.8)	(13.9)	–	(75.7)
Other creditors	(107.6)	(11.5)	–	(119.1)
Net assets	74.2	(26.2)	(13.7)	34.3
Less minority interests				(10.9)
Less share of net assets previously held as an associate				(9.8)
Share of net assets acquired				13.6
Goodwill on acquiring control				23.9
Consideration and costs				37.5

28 Acquisitions continued

	Date of acquisition	Consideration and costs £million*	Fair value of assets acquired £million	Goodwill £million
Associate shareholding	8 July 2004	29.4	9.1	20.3
Acquisition	8 September 2004	37.5	13.6	23.9
Further increases in shareholding	8 September 2004 – 30 April 2005	10.4	3.7	6.7
		77.3		50.9

*Total consideration and costs paid for the 52 weeks ended 30 April 2005: £63.9 million.

	Operating profit £million
Results recognised in income statement	8.4

Other acquisitions

Other acquisitions predominantly comprise the UK operations of WHSU, Inc. and WHSU International, Inc. (together known as MicroWarehouse) which were acquired by the Group on 4 June 2004.

	Net assets acquired £million	Fair value adjustments £million	Accounting policy alignment adjustments £million	Fair value to the Group £million
Goodwill	6.1	–	(6.1)	–
Acquired intangibles	2.8	–	–	2.8
Property, plant and equipment	4.9	(1.1)	–	3.8
Other assets	23.0	(0.9)	–	22.1
Borrowings	(2.0)	–	–	(2.0)
Other creditors	(11.5)	–	–	(11.5)
Net assets	23.3	(2.0)	(6.1)	15.2
Goodwill on acquiring control				10.6
Consideration and costs				25.8

	Operating profit £million
Results recognised in income statement	1.7

Aggregated acquisitions

	£million
Total consideration paid for current period acquisitions, net of cash acquired	82.3
Deferred consideration for prior period acquisitions	24.3
Total paid for the 52 weeks ended 30 April 2005	106.6

	Revenue £million	Operating profit £million
Group results had acquisition dates been 2 May 2004	7,075.3	290.1

There was no material difference between the operating profits arising from acquisitions and operating or other cash flows contributed by these acquisitions.

29 Capital commitments

	2006 £million	2005 £million
Contracted for but not provided for in the accounts	**15.4**	15.5

30 Contingent liabilities

	2006 £million	2005 £million
Guarantees	**80.3**	17.3

Guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business.

31 Operating lease commitments

	Land and buildings		Other assets	
	2006 £million	2005 £million	2006 £million	2005 £million
Total future committed payments which expire:				
Within one year	**287.7**	284.2	**1.8**	1.8
Between two and five years	**1,122.1**	1,081.4	**4.7**	3.4
After five years	**2,470.8**	2,353.8	**–**	0.2
	3,880.6	3,719.4	**6.5**	5.4

Total future minimum sub lease payments expected to be received under non-cancellable sub leases at 29 April 2006 was £55.2 million (30 April 2005 £55.1 million).

32 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and accordingly are not disclosed.

The Company made charitable donations of £875,000 (2004/05 £875,000) to The DSG international Foundation (formerly The Dixons Foundation), the Group's registered charitable trust. The Company is the sole benefactor of the Foundation, the principal beneficiaries of which are concerned with education, community affairs, health and disabilities and the environment.

Remuneration of directors and key management personnel

The remuneration of non-executive directors, executive directors, and members of the Group Executive Committee, who are the key management personnel of the Group, is set out below. Further information about individual directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, is given in the parts of the directors' Remuneration Report which are described as having been audited.

	2006 £million	2005 £million
Short term employee benefits	**3.8**	3.6
Post employment benefits	**0.1**	0.1
Share-based payment	**1.1**	1.2

33 Financial information under International Financial Reporting Standards

The key differences between UK GAAP and IFRS affecting the Group's accounting policies are set out below.

While this is not a comprehensive summary of all differences between UK GAAP and IFRS, other differences would have no effect or no significant effect on the consolidated net profit or shareholders' funds of the Group. A reconciliation of consolidated profit for the period and shareholders' funds as at 30 April 2005 are set out below.

The following summarises the areas of reconciliation relevant to the Group between UK GAAP and IFRS.

(a) Share-based payments

Under UK GAAP for 2004/05, no cost was incurred for share options or SAYE schemes. In accordance with IFRS 2, which for 2005/06 has an equivalent accounting standard under UK GAAP, the Group recognises a charge to the income statement which represents the fair value of outstanding share-based payments granted to employees. Share-based payments comprise share options, SAYE schemes, the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). The fair value is determined by using option pricing models and the Group has predominantly used the binomial model in such valuations. The charge is recognised in the income statement over the vesting period, adjusted to reflect the expected and actual levels of vesting.

The basis of calculation of deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share-based payment. Accordingly, the tax effect does not correlate to the charge.

(b) Employee benefits

Under UK GAAP for 2004/05, a prepayment or accrual was shown in the balance sheet representing timing differences between the pension charge to the income statement and the cash payments made to the pension scheme.

Under IAS 19 "Employee benefits", which for 2005/06 has an equivalent accounting standard under UK GAAP, the income statement charge is split between the operating charge and finance income and charges. The regular service cost of providing retirement benefits to employees during the period, together with the cost of any benefits relating to past service is charged to operating profit in the period. The net finance income or charge relates to the expected return on the assets of the scheme, based on market conditions prevailing at the start of the financial period, offset by unwinding of the discount applied to the liabilities of the scheme.

The difference between the market value of the assets and the present value of the accrued pension liabilities is recognised as an asset or liability in the balance sheet together with the related deferred tax effect. Differences between the actual and expected returns on assets during the period are recognised in equity (reserves) in the statement of recognised income and expense, together with differences arising from changes in actuarial assumptions. This accounting treatment is consistent with that previously disclosed under FRS 17 in UK GAAP.

(c) Leases

Under UK GAAP, determination of property finance leases is made by reference to the lease as a whole. Under IAS 17 "Leases", the determination must be made by reference to the land and buildings elements of the leases separately. As a result, the buildings elements of a small number of leases previously recognised as operating leases have been reclassified as finance leases. The key reasons for such reclassification are where the Group has built and developed such properties and then subsequently sold and leased back. The circumstances and terms of the sale and lease back have determined the accounting as a finance lease.

The main impact on the balance sheet is the inclusion of the above mentioned properties within fixed assets together with the related finance lease creditor. The movement in this creditor is shown within financing activities in the cash flow statement and accordingly, has the effect of reducing net funds. Cash flows are unaffected.

33 Financial information under International Financial Reporting Standards continued
The key impact on the income statement is that for these specific leases, the rentals under operating leases charged to operating profit under UK GAAP are replaced with a depreciation charge on the fixed asset and a finance charge is included within interest. The total amounts charged to the income statement over the life of the finance lease remain the same under both UK GAAP and IFRS, however, under IFRS a higher charge is incurred in the early years of a lease reflecting higher interest charges. The net impact of this charge on the income statement is small.

IAS 17 also requires that, where a lease contains fixed minimum rental uplifts at predetermined review dates, the fixed minimum lease payments are accounted for on a straight line basis over the entire fixed term irrespective of the time value of money and the actual cash payments. This has the effect that in the earlier years of such leases, the income statement charge is higher than the contractual payments.

(d) Lease incentives
Under UK GAAP, the Group's policy on recognition of lease incentives was to spread the incentive over the period to the first market rent review. Under IFRS, SIC 15 "Operating leases – incentives" the requirement is for such incentives to be spread over the life of the lease.

(e) Dividends
Under UK GAAP for 2004/05, dividends are provided for in the period in respect of which they are declared or proposed. IAS 10 "Events after the balance sheet date", which for 2005/06 has an equivalent accounting standard under UK GAAP, requires that dividends are recognised only in the period in which they are approved.

(f) Business combinations and intangible assets
Under UK GAAP, goodwill on acquisitions made by the Group since 2 May 1999, has been capitalised on the balance sheet and amortised over its estimated life where such a life has been determined to be finite. Prior to 2 May 1999, goodwill arising on acquisitions was eliminated against reserves in the consolidated balance sheet in the year in which the acquisition was made.

IFRS 3 prohibits the amortisation of goodwill and requires goodwill to be carried at cost with impairment reviews conducted annually and at other times if there are indications that the carrying amount may not be supportable.

The Group has adopted the transitional provisions set out in IFRS 1, to apply IFRS 3 prospectively from the Transition Date whereby goodwill arising on acquisitions made prior to this is frozen as at the Transition Date and any goodwill amortisation occurring in the financial year 2004/05 is therefore reversed for IFRS reporting purposes. Only a small proportion of the Group's goodwill was determined to have a finite life under UK GAAP and, accordingly, the effect of ceasing to amortise is small.

IAS 38 "Intangible Assets" requires other intangible assets to be separately identified and amortised over their useful economic lives. These lives are not typically indefinite and as a result, upon acquisition of a company, intangible assets such as brands and customer lists are now separately valued and then amortised over their useful economic lives.

Additionally, UK GAAP requires that on subsequent disposal or closure of a previously acquired subsidiary, any goodwill previously taken directly to shareholders' funds is then charged to the income statement as part of profit or loss on disposal or closure. Under IFRS the appropriate balance to be written off on the disposal of the business is the remaining unamortised balance for goodwill.

33 Financial information under International Financial Reporting Standards continued

(g) Taxation

Under UK GAAP, deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not to be recoverable. Although some differences exist between IFRS and UK GAAP, those aspects of IAS 12 "Income Taxes" applicable to the Company are similar to UK GAAP and therefore have no effect on the Group's UK GAAP figures. IAS 12 has, however, been applied to the IFRS adjustments discussed above.

(h) Presentation of financial statements

The primary financial statements are presented in accordance with IAS 1 "Presentation of Financial Statements". Although similar, such a presentation differs from the UK GAAP equivalent.

Under UK GAAP "exceptional item" was a defined term. Under IAS 1, there is no definition of "exceptional item". However, the standard provides examples of circumstances where, when such items of income and expense are material, the nature and amount should be disclosed separately. Included in these examples are many one off items which the Group has previously described as "exceptional". Accordingly, the Group will continue to identify such items separately.

(i) Reclassification changes

The following reflects the key presentational changes to the balance sheet and income statement and cash flow statement. Such changes have no effect on either future net assets or profits:

- under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware is included as property, plant and equipment. All other computer software is included as an intangible asset. As a result, certain software previously shown as fixed assets has been reclassified as intangible assets;
- under UK GAAP, specific definitions exist for cash at bank and in hand and short term investments. Under IFRS, a new category described as "cash and cash equivalents" replaces the UK GAAP equivalent of cash at bank and in hand. The definition of cash and cash equivalents results in a reclassification of certain amounts from short term investments into cash and cash equivalents;
- under UK GAAP, provisions for liabilities and charges are not required to be split between current and non-current. IFRS requires this distinction to be made;
- under UK GAAP, deferred tax assets are split between amounts falling due within one year and amounts falling due after more than one year. IFRS requires all deferred tax asset balances to be shown as non-current;
- unlike UK GAAP, IFRS makes no distinction in the income statement between operating and non-operating items. Accordingly, all items previously classified as "non-operating" will be reclassified as "operating". However, separate disclosure of such non-operating items will continue to be made as in the past; and
- under UK GAAP, cash flows excluded deposits with maturities exceeding 24 hours as such amounts were included within short term investments. Under IFRS, cash flows exclude only those amounts with maturities exceeding three months in order to reconcile to cash and cash equivalents which are further defined above. The UK GAAP presentation of the cash flow statement differs from the IFRS presentation in that IFRS requires classification between Operating, Investing and Financing, whereas UK GAAP stipulated additional separate categories.

33 Financial information under International Financial Reporting Standards continued

(j) Derivative financial instruments

The transitional effects of adopting IAS 32 and IAS 39 are described in note 21.

Summary of differences between UK GAAP and IFRS on profit for the period attributable to equity shareholders

	52 weeks ended 30 April 2005 £million
Profit for the period in accordance with UK GAAP extant at 30 April 2005	243.1
IFRS adjustments	
Share-based payments (IFRS 2)	(8.7)
Employee benefits (IAS 19)	0.3
Leases (IAS 17) – finance leases	1.5
– fixed rentals	(1.2)
Lease incentives (SIC 15)	(1.0)
IFRS adjustments to underlying operating profit	(9.1)
Amortisation of intangibles acquired (IAS 38)	(1.2)
Goodwill amortisation reversal (IFRS 3)	7.2
IFRS adjustments to total operating profit	(3.1)
Employee benefits (IAS 19) – net interest benefit	2.1
Leases (IAS 17) – interest charge	(3.3)
IFRS adjustments to finance income	(1.2)
Share-based payments (IFRS 2) – tax effect	0.7
Employee benefits (IAS 19) – tax effect	(0.7)
Leases (IAS 17) – finance leases tax effect	0.5
– fixed rentals tax effect	0.4
Lease incentives (SIC 15) – tax effect	0.3
Amortisation of intangibles acquired (IAS 38) – tax effect	0.4
IFRS adjustments to taxation	1.6
Profit for the period attributable to equity shareholders of the parent company in accordance with IFRS	240.4

33 Financial information under International Financial Reporting Standards continued

Summary of differences between UK GAAP and IFRS on shareholders' funds

Effects of differences between UK GAAP and IFRS on shareholders' funds

	30 April 2005 £million	Transition balance sheet 2 May 2004 £million
Equity shareholders' funds for the period in accordance with UK GAAP extant at 30 April 2005	1,432.9	1,428.0
IFRS adjustments		
Share-based payments (IFRS 2)	–	–
Goodwill amortisation reversal (IFRS 3)	7.2	–
Employee benefits (IAS 19)	(186.2)	(131.0)
Leases (IAS 17) – finance leases	(3.6)	(1.8)
– fixed rentals	(2.1)	(0.9)
Lease incentives (SIC 15)	(20.9)	(19.9)
Intangibles acquired (IAS 38)	4.6	–
Dividends (IAS 10)	115.2	110.3
IFRS adjustments before taxation	(85.8)	(43.3)
Deferred tax asset on notional share option charge (IFRS 2)	3.0	1.9
Deferred tax asset on pension liability (IAS 19)	56.0	37.7
Deferred tax asset on leases (IAS 17) – finance leases	1.1	0.5
– fixed rentals	0.6	0.2
Deferred tax asset on operating lease incentives (SIC 15)	6.3	6.0
Deferred tax liability on intangibles acquired (IAS 38)	(5.4)	–
IFRS adjustments after taxation	(24.2)	3.0
Equity shareholders' funds in accordance with IFRS	1,408.7	1,431.0

34 Principal subsidiary undertakings

The directors consider that to give full particulars of all group undertakings would lead to a statement of excessive length. A full list of group undertakings is attached to the latest annual return. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affect the consolidated financial statements of the Group at 29 April 2006:

Coverplan Insurance Services Limited
DSG international Holdings Limited[1]
DSG international Insurance Services Limited – Isle of Man
DSG Retail Ireland Limited – Ireland
DSG Retail Limited
Electro World Magyarorszag Kereskedelmi Es Szolgaltato Kft – Hungary
Electro World s.r.o. – Czech Republic
Electro World S.p.z.o.o. – Poland
El-Giganten AB – Sweden
El-Giganten Køkkenland AS – Denmark
Elkjøp Norge AS – Norway
Gigantti OY – Finland
Markantalo OY – Finland
PC City (France) S.A. – France
PC City Spain S.A.U. – Spain
P. Kotsovolos S.A. – Greece (79.1%)
The Link Stores Limited (60%)
UniEuro S.p.A. – Italy

(1) Direct subsidiary of DSG international plc and a holding company.

Unless otherwise indicated, principal subsidiary undertakings are engaged in retail activities and are wholly owned and incorporated in Great Britain. All Group undertakings operate in their country of incorporation.

35 Post balance sheet events

On 21 June 2006, the Group reached a commercial agreement in principle to sell its 60 per cent stake in The Link Stores Limited to O_2 (UK) Limited subject to agreement of legally binding documentation and other terms and conditions for a cash sum of approximately £30 million.

On 3 July 2006 the Group acquired a controlling 77 per cent interest in Fotovista S.A. (Fotovista) for a total cash consideration of €261 million (£179 million). Fotovista is the parent company of Pixmania, a leading European e-tailer of digital photographic and consumer electronic products.

Details of the dividends proposed but awaiting approval and relating to the current financial period are shown in note 23.

Independent Auditors' Report on the Parent Company Financial Statements

To the members of DSG international plc
We have audited the parent company financial statements of DSG international plc for the 52 weeks ended 29 April 2006 which comprise the balance sheet and the related notes (a) to (o). These individual company financial statements have been prepared under the accounting policies set out therein.

The Corporate Governance Report and the directors' Remuneration Report are included in the annual report of DSG international plc for the 52 weeks ended 29 April 2006. We have reported separately on the Group financial statements of DSG international plc for the 52 weeks ended 29 April 2006 and on the information in the directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the individual company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the individual company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual company financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the individual company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether, in our opinion, the Directors' Report is consistent with the individual company financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual company financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual company financial statements.

Opinion
In our opinion:

- the individual company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 29 April 2006;
- the individual company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the Directors' Report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
6 July 2006

Balance Sheet of the Parent Company

	Note	29 April 2006 £million	30 April 2005 (restated) £million
Fixed assets			
Tangible assets	c	0.6	0.7
Investments	d	1,703.0	1,703.0
		1,703.6	1,703.7
Current assets			
Debtors	e	519.2	477.4
Cash at bank and in hand		131.0	131.6
		650.2	609.0
Creditors – falling due within one year	f	(1,362.0)	(1,000.7)
Net current liabilities		(711.8)	(391.7)
Total assets less current liabilities		991.8	1,312.0
Creditors – falling due after more than one year			
Borrowings	g	(293.3)	(298.2)
Provisions for liabilities and charges	h	(0.3)	(0.5)
		698.2	1,013.3
Capital and reserves	k		
Called up share capital		45.6	47.3
Share premium account		145.9	142.1
Investment in own shares		(2.3)	–
Capital reserves		428.7	426.9
Share option reserve		0.4	0.2
Profit and loss account		79.9	396.8
Equity shareholders' funds		698.2	1,013.3

The financial statements were approved by the directors on 6 July 2006 and signed on their behalf.





John Clare
Group Chief Executive

Kevin O'Byrne
Group Finance Director

(a) Accounting policies
The unconsolidated financial statements for the Company have been prepared in accordance with UK law and applicable UK GAAP accounting standards.

(i) Accounting convention
The financial statements are prepared under the historical cost convention as modified by the revaluation of certain derivative financial instruments to fair value under FRS 26 "Financial Instruments: Measurement". Accounting policies have been consistently applied throughout the current and preceding periods with the exception of the changes caused by the implementation of FRS 17 "Retirement benefits", FRS 20 "Share-based payments", FRS 21 "Events after the balance sheet date", FRS 25 "Financial Instruments: Disclosure and presentation" and FRS 26 which are further discussed below. The principal accounting policies are set out below:

(ii) Change in accounting policy and presentation of financial information
The Company has adopted FRS 17 in full for the period ended 29 April 2006. For the period ended 30 April 2005, the Company accounted for retirement benefits under SSAP 24 "Pension costs" and gave disclosures in accordance with the FRS 17 transitional arrangements. The accounting policy for retirement benefits is described below. The adoption of FRS 17 has had no financial impact on these financial statements.

FRS 20 requires that a charge to the profit and loss account is recognised in the income statement which represents the fair value of outstanding share-based payments granted to employees. Share-based payments comprise share options, SAYE schemes, the Deferred Equity Participation Plan (DEPP) and the Long Term Incentive Plan (LTIP). The fair value is determined by using option pricing models. The binomial model has predominantly been used in such valuations. The charge is recognised in the profit and loss account over the vesting period, adjusted to reflect the expected and actual levels of vesting. Previously, no cost was incurred for share options or SAYE schemes.

The effect of FRS 21 on the Company is that dividends declared and approved after the balance sheet date should not be recognised as a liability at the balance sheet date owing to the liability not representing a present obligation to the Company. Previously, dividends were provided for in the period in respect of which they are declared or proposed.

FRS 25 requires that financial instruments be classified in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. The accounting standard applies only to the period commencing 1 May 2005 onwards and accordingly, prior period figures have not been restated. This change in accounting policy has had no effect on operating profit. The Company has taken advantage of the exemption to provide financial instrument disclosures as these are included in the consolidated financial statements.

FRS 26 requires certain financial assets and liabilities not previously recorded to be measured and recorded on the balance sheet at fair value. The key effect relates the recognition of derivative financial instruments at fair value. Financial assets and liabilities that arise on derivatives which do not qualify for hedge accounting are held on the balance sheet at fair value with changes in value recognised in the profit and loss account. The treatment of derivative financial instruments which qualify for hedge accounting is discussed in (xi) below. The accounting standard applies only to the period commencing 1 May 2005 onwards and accordingly, prior period figures have not been restated.

The financial effects of the above changes are shown in note (k).

(iii) Operating leases
Rentals payable under property leases are charged to the profit and loss account in equal instalments up to each market rent review date throughout the lease term. Rentals payable under leases for plant and machinery are charged to the profit and loss account in equal instalments over the total lease term.

(iv) Share-based payments
The Company issues equity settled share-based payments to certain employees which are measured at fair value at the date of grant. This fair value is expensed in the profit and loss account on a straight line basis over the vesting period, based on an estimate of the number of shares that will eventually vest as adjusted for any non-market conditions.

(a) Accounting policies continued
A liability equal to the portion of services received from employees is recognised at the current fair value determined at each balance sheet date for cash settled share-based payments.

(v) Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at the balance sheet date. Exchange gains and losses arising on settlement or retranslation of monetary assets and liabilities are included in the profit and loss account.

(vi) Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation and, where appropriate, provision for impairment or estimated loss on disposal. Depreciation is provided to write off the cost of the assets by equal instalments over their estimated useful lives. The rates used are:

Fixtures, fittings and equipment – between 10 per cent and 33⅓ per cent per annum

(vii) Investments
Investments held as fixed assets are stated at cost, less any provision for impairment in value.

Short term investments are stated at the lower of cost and net realisable value with the exception of assets held to maturity, which are stated at cost net of amortised premium or discount.

(viii) Taxation
Current taxation
Current taxation is the expected tax payable on the taxable income for the period, using prevailing tax rates and adjusted for any tax payable in respect of previous years.

Deferred taxation
Deferred tax is provided for in full on all timing differences which have not reversed at the balance sheet date. No provision is made for tax which would become payable on the distribution of retained profits of overseas subsidiaries or associated undertakings, unless the distribution of such earnings has been accrued in the balance sheet. Deferred tax assets are only recognised to the extent that they are regarded as more likely than not that they will be recovered. Deferred tax balances are not discounted.

(ix) Borrowings
Borrowings are initially recorded at the consideration received less directly attributable transaction costs.

Transaction costs are amortised through the income statement using the effective interest method and the unamortised balance is included as part of the related borrowing at the balance sheet date. A fair value adjustment is made to the borrowing where hedge accounting, as described in (xi) below has been applied.

(x) Post retirement benefits
The expected cost of providing pensions under the defined benefit pension scheme arrangements, as calculated periodically by qualified actuaries, is charged to the profit and loss account so as to spread the pension cost over the normal expected service lives of members in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

It is not practical to allocate the underlying assets and liabilities of the defined benefit section to individual companies, on a consistent and reasonable basis. Therefore, following full implementation of FRS 17, the Company has accounted for its contributions to the defined benefit section of the scheme as if it were a defined contribution scheme.

The Company's contributions to the defined contribution section of the pension scheme are charged to the profit and loss account on an accruals basis as they become payable.

(a) Accounting policies continued

(xi) Derivative financial instruments ("derivatives")

For 2004/05, amounts payable or receivable in respect of interest rate derivatives are recognised as adjustments to interest over the period of the contract. Foreign currency borrowings, investments and foreign exchange gains or losses on derivatives held to hedge net assets are carried in the balance sheet at the rates prevailing at the balance sheet date. Gains or losses in respect of hedging of overseas subsidiaries and associated undertakings and investments denominated in foreign currencies are taken to reserves. Gains or losses in respect of hedging of future transactions are deferred and recognised as appropriate when the hedged transaction occurs.

For 2005/06, derivatives are classified as current assets or liabilities when they are deemed to be held for trading. Derivatives are classified as non-current assets or liabilities where a hedge relationship is identified and the remaining maturity of the hedged item is greater than 12 months from the balance sheet date.

Fair values are derived from market values. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

Hedge accounting

The Company's activities expose it primarily to the financial risks associated with changes in interest rates and foreign currency exchange rates. The Company uses derivative financial instruments such as interest rate swaps to hedge these risks. The Company does not use derivative financial instruments for speculative purposes.

Where hedge accounting is to be applied, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting.

The accounting treatment of derivatives that qualify for hedge accounting is dependent on how they are designated. The designations and accounting treatments applicable to the Company are explained below:

Fair value hedges

The Company uses interest rate swaps to hedge the exposure to changes in the fair value of recognised assets and liabilities.

For 2004/05, derivative financial instruments held to hedge these exposures were accounted for using hedge accounting and were not recognised at fair value in the balance sheet.

For 2005/06, derivative financial instruments that meet the "fair value" hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised within interest in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the income statement. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item for which the effective interest method is used, is amortised to the income statement over the period to maturity.

(xii) Cash flow statement

As permitted by FRS 1 (Revised 1996) "Cash flow statements", the Company has not prepared a cash flow statement because it has already produced a consolidated cash flow statement which is publicly available.

(b) Directors and auditors remuneration

Details of directors' remuneration, share interests, share options, pensions and other entitlements, which form part of these financial statements, are given in the parts of the directors' Remuneration Report which are described as having been audited. Fees paid to the auditors in respect of their audit of the Company were £0.1 million (2004/05 £0.1 million).

(c) Tangible fixed assets

	Fixtures, fittings and equipment £million
Cost	
At 1 May 2005	3.5
Additions	**0.2**
Disposals	**(2.7)**
At 29 April 2006	**1.0**
Depreciation	
At 1 May 2005	2.8
Charge for the period	**0.2**
Disposals	**(2.6)**
At 29 April 2006	**0.4**
Net book value	
At 29 April 2006	**0.6**
At 30 April 2005	0.7

(d) Fixed asset investments

	Subsidiary undertakings £million
At 29 April 2006 and 30 April 2005	**1,703.0**

Details of the principal subsidiary undertakings are set out in note 34 to the consolidated financial statements.

(e) Debtors

	2006 £million	2005 £million
Amounts due from subsidiary undertakings	**461.4**	443.0
Deferred taxation asset	**0.3**	0.4
Other debtors	**55.8**	30.9
Prepayments and accrued income	**1.7**	3.1
	519.2	477.4

(f) Creditors – falling due within one year

	2006 £million	2005 (restated) £million
Amounts due to subsidiary undertakings	**1,345.1**	983.1
Accruals and deferred income – other	**16.9**	17.6
	1,362.0	1,000.7

(g) Creditors – falling due after more than one year

	2006 £million	2005 £million
Borrowings		
6.125% Guaranteed Bonds 2012	**293.3**	298.2

The sterling denominated 6.125% Guaranteed Bonds 2012 (the Guaranteed Bonds), which are unsecured, are guaranteed by DSG Retail Limited, a subsidiary undertaking, and are listed on the London Stock Exchange. Unless previously redeemed or purchased and cancelled they will be redeemed at par on 15 November 2012. Further details are included in notes 17 and 21(c) of the consolidated financial statements.

(h) Provisions for liabilities and charges

	£million
At 1 May 2005	0.5
Utilised	**(0.2)**
At 29 April 2006	**0.3**

Amounts remaining in provisions predominantly comprise onerous lease obligations, the majority of which are expected to be utilised within the next five years.

(i) Deferred taxation asset

	£million
At 30 April 2005	0.4
Transition adjustment on adoption of FRS 26	(0.1)
At 1 May 2005 and 29 April 2006	**0.3**

Deferred taxation assets are included within debtors in note (e).

(j) Contingent liabilities

	2006 £million	2005 £million
Other guarantees	**64.2**	17.3

Other guarantees comprise potential obligations to financial institutions in respect of activities undertaken in the normal course of business.

(k) Shareholders' funds and share capital

Shareholders' funds

	Share capital £million	Share premium account £million	Capital reserves £million	Investment in own shares £million	Share option reserve £million	Profit and loss account £million	Total £million
At 1 May 2005 as previously reported	47.3	142.1	426.9	–	–	281.8	898.1
Prior period adjustments:							
FRS 20	–	–	–	–	0.2	(0.2)	–
FRS 21	–	–	–	–	–	115.2	115.2
	47.3	142.1	426.9	–	0.2	396.8	1,013.3
Transition adjustment on adoption of FRS 26	–	–	–	–	–	0.2	0.2
At 1 May 2005 as restated	47.3	142.1	426.9	–	0.2	397.0	1,013.5
Loss for the period	–	–	–	–	–	(59.3)	(59.3)
Equity dividends paid	–	–	–	–	–	(150.2)	(150.2)
Purchase and cancellation of own shares	(1.8)	–	1.8	–	–	(107.6)	(107.6)
Investment in own shares	–	–	–	(1.5)	–	–	(1.5)
Vesting of own shares	–	–	–	(0.8)	–	–	(0.8)
Share-based payments	–	–	–	–	0.2	–	0.2
Ordinary shares issued – employees	0.1	2.4	–	–	–	–	2.5
– employee trusts	–	1.4	–	–	–	–	1.4
At 29 April 2006	**45.6**	**145.9**	**428.7**	**(2.3)**	**0.4**	**79.9**	**698.2**

As permitted by section 230 of the Companies Act 1985, no profit and loss account for the Company is included in these financial statements. The loss of the Company for the period was £59.3 million (2004/05 restated profit of £312.5 million).

The capital reserves comprise a capital reduction reserve of £425.5 million and a capital redemption reserve of £3.2 million. The capital reduction reserve arose on the group reconstruction in 1999/00 which took the form of introducing a new parent company above the existing group. Movements in the capital reserves relate to the Company's purchase of its own shares as described below.

Own shares held by the Group and the Company represent shares in the Company held by Dixons TSR Trust further details of which are given in note 24. The 2,233,063 shares held at 29 April 2006 had a market value of £4.1 million (30 April 2005 1,732,531 shares held had a market value of £2.5 million) and their nominal value was £0.1 million (30 April 2005 £0.1 million).

(k) Shareholders' funds and share capital continued

Reconciliation of movements in shareholders' funds

	2006 £million	2005 £million
Opening equity shareholders' funds as previously reported	**898.1**	825.7
Prior period adjustments		
FRS 20	–	–
FRS 21	**115.2**	110.3
	1,013.3	936.0
Transition adjustment on adoption of FRS 26	**0.2**	–
Opening equity shareholders' funds as restated	**1,013.5**	936.0
(Loss)/profit for the period	**(59.3)**	312.5
Dividends	**(150.2)**	(144.4)
Purchase and cancellation of own shares	**(107.6)**	(92.6)
Investment in own shares	**(1.5)**	–
Vesting of own shares	**(0.8)**	–
Share-based payments	**0.2**	0.2
Ordinary shares issued: Share option and ownership schemes	**3.9**	1.6
Net (reductions)/additions to equity shareholders' funds	**(315.3)**	77.3
Closing equity shareholders' funds	**698.2**	1,013.3

The directors have proposed a final dividend of 6.53 pence per ordinary share amounting to £119.2 million. As at 29 April 2006, this dividend is subject to approval by shareholders at the annual general meeting and, accordingly, has not been recognised as a liability in these financial statements.

Called up share capital

	2006 £million	2005 £million
Authorised		
4,980,252,496 (30 April 2005 4,980,252,496) ordinary shares of 2.5p each	**124.5**	124.5
Allotted and fully paid		
1,824,743,520 (30 April 2005 1,892,041,789) ordinary shares of 2.5p each	**45.6**	47.3

During the period, 2,201,731 shares were issued in respect of options exercised under employee share option schemes. Also during the period, the Company purchased 69,500,000 of its own shares in the open market for an aggregate consideration of £107.6 million. These shares were cancelled and their nominal value transferred to the capital redemption reserve.

(l) Share-based payments

A description of the share-based payments operated by the Group is shown in note 25 to the financial statements. The Company's share of the amounts charged to the profit and loss account is £0.2 million (2004/05 £0.2 million) for equity settled share-based payments.

(m) Post retirement benefits

The Company maintains a pension scheme for eligible employees in the UK comprising both a defined benefit and defined contribution section. The defined benefit section is a funded scheme with assets held in a separate trustee administered fund. Contributions are assessed in accordance with the advice of independent qualified actuaries so as to spread the pension cost over the normal expected service lives of members. The scheme is valued by a qualified actuary at least every three years. The last valuation was carried out as at 5 April 2004, using the projected unit method and has been used to determine the level of funding to the scheme.

The last actuarial valuation of the defined benefit section, showed the value of assets to be sufficient to cover 87 per cent of the benefits accrued to members after allowing for expected future increases in earnings. At 29 April 2006, the valuation of the defined benefit section for the purposes of FRS 17 showed a gross pension deficit of £141.7 million (30 April 2005 £186.5 million). Further particulars of the scheme are disclosed in note 27 to the consolidated financial statements, which although presented under IAS 19 "Employment Benefits" show figures and disclosures equivalent to those applicable under FRS 17.

Since 1 September 2002, the defined benefit section of the pension scheme has been closed to new entrants. Membership of the defined contribution section is now offered to eligible employees.

(n) Related parties

The Company has applied the exemption allowed by FRS 8 regarding disclosure of transactions with other undertakings which are members of the DSG international plc Group.

(o) Transitional adjustment on adoption of FRS 25 and FRS 26

The Company has adopted FRS 25 and FRS 26 as at 1 May 2005.

Adjustments to the opening balance sheet at 1 May 2005 arising from adoption of FRS 25 and FRS 26

	Opening balance sheet £million	Effect of FRS 25 and FRS 26 £million	Opening balance sheet (as restated) £million
Current assets			
Debtors – deferred taxation asset	0.4	(0.1)	0.3
Creditors – falling due after more than one year			
Borrowings	(298.2)	0.3	(297.9)
Impact on net assets		0.2	
Capital and reserves			
Profit and loss account	396.8	0.2	397.0
Impact on equity shareholders' funds		0.2	

Five Year Record

Consolidated income statement[1] [7]

	2005/06 IFRS £million	2004/05 IFRS £million	2004/05 UK GAAP £million	2003/04 UK GAAP £million	2002/03 UK GAAP £million	2001/02 UK GAAP £million
Underlying revenue[2]	7,072.0	6,554.4	6,554.4	6,050.6	5,367.5	4,501.6
Percentage change	*7.9%*		*8.3%*	*12.7%*	*19.2%*	*6.5%*
Underlying operating profit[2]	**291.5**	267.9	277.0	291.2	250.8	212.3
Underlying net finance income[2]	**26.1**	27.4	28.6	9.7	3.7	10.1
Underlying profit before tax[2]	**317.6**	295.3	305.6	300.9	254.5	222.4
Percentage change	*7.6%*		*1.6%*	*18.2%*	*14.4%*	*24.5%*
Operations discontinued and to be discontinued	**0.6**	37.5	37.5	30.7	43.9	49.9
Acquired intangible amortisation	**(2.0)**	(1.2)	–	–	–	–
Goodwill amortisation	–	–	(7.2)	(4.2)	(4.0)	(0.7)
Restructuring costs and other one off charges	**(26.5)**	(15.4)	(15.4)	(44.0)	(13.6)	(30.0)
Profit/(loss) on sale of investments[3]	**2.9**	16.3	16.3	82.8	(5.1)	15.1
Net fair value remeasurements	**10.3**	–	–	–	–	–
Profit before tax	**302.9**	332.5	336.8	366.2	275.7	256.7
Income tax expense	**(91.2)**	(86.5)	(88.1)	(82.9)	(67.1)	(57.8)
Profit for the period	**211.7**	246.0	248.7	283.3	208.6	198.9
Adjusted diluted EPS (pence)[4]	**12.1p**	11.1p	11.5p	11.4p	10.2p	9.0p
Percentage change	*9.0%*		*0.9%*	*11.8%*	*13.3%*	*5.9%*
Dividends per ordinary share (pence)	**8.450p**	8.050p	8.050p	7.320p	6.655p	6.050p
Percentage change	*5.0%*		*10.0%*	*10.0%*	*10.0%*	*10.0%*

Consolidated cash flow[1]

	2005/06 IFRS £million	2004/05 IFRS £million	2004/05 UK GAAP £million	2003/04 UK GAAP £million	2002/03 UK GAAP £million	2001/02 UK GAAP £million
Underlying operating profit[2]	**291.5**	267.9	277.0	291.2	250.8	213.5
Depreciation and other intangibles amortisation	**137.9**	135.6	134.1	119.5	118.2	104.0
Working capital movements	**84.7**	79.8	77.9	(86.2)	(54.7)	(6.4)
Working capital impact of pay-as-you-go customer support agreements	**(93.1)**	(38.4)	(38.4)	–	–	–
Other	**(0.8)**	14.2	5.5	3.7	26.1	29.2
Net cash generated from operations[5]	**420.2**	459.1	456.1	328.2	340.4	340.3
Net finance income	**30.1**	30.4	33.1	9.1	10.0	11.0
Income tax paid	**(91.7)**	(90.9)	(90.9)	(52.9)	(71.3)	(45.2)
Net capital expenditure	**(88.0)**	(120.0)	(119.7)	(76.6)	(131.4)	(164.8)
Free Cash Flow	**270.6**	278.6	278.6	207.8	147.7	141.3

Available net funds

	2005/06 IFRS £million	2004/05 IFRS £million	2004/05 UK GAAP £million	2003/04 UK GAAP £million	2002/03 UK GAAP £million	2001/02 UK GAAP £million
Opening net funds	**495.8**	644.8	644.8	170.1	355.7	199.5
Adjustments on adoption of IFRS	**28.1**	(34.5)	–	–	–	–
Opening net funds – restated	**523.9**	610.3	644.8	170.1	355.7	199.5
Free cash flow	**270.6**	278.6	278.6	207.8	147.7	141.3
Dividends	**(149.9)**	(144.2)	(144.2)	(132.3)	(119.9)	(108.1)
Share buy back programme	**(107.6)**	(92.6)	(92.6)	–	–	–
Acquisitions, including borrowings acquired	**(59.5)**	(184.3)	(184.3)	(5.2)	(282.2)	(16.8)
Other movements	**(37.9)**	28.0	49.0	404.4	68.8	139.8
Closing net funds	**439.6**	495.8	551.3	644.8	170.1	355.7
Less funds held under trust	**(193.5)**	(312.3)	(312.3)	(302.6)	(308.1)	(300.0)
Available net funds/(borrowings)[6]	**246.1**	183.5	239.0	342.2	(138.0)	55.7

Consolidated balance sheet[1] [7]

	2006 IFRS £million	2005 IFRS £million	2005 UK GAAP £million	2004 UK GAAP £million	2003 UK GAAP £million	2002 UK GAAP £million
Non-current assets						
Goodwill	**1,087.6**	1,004.2	1,010.4	937.1	997.6	484.2
Intangible assets	**109.7**	107.8	–	–	–	–
Tangible assets	**641.4**	600.4	638.0	583.9	621.3	607.0
Other non-current assets	**187.0**	194.1	132.5	160.6	455.4	645.3
	2,025.7	1,906.5	1,780.9	1,681.6	2,074.3	1,736.5
Current assets						
Inventories	**873.4**	811.3	811.3	793.0	779.7	650.0
Other current assets	**370.4**	375.2	377.3	394.8	438.1	337.6
Short term investments	**232.6**	306.5	867.0	765.1	713.9	813.9
Cash and cash equivalents	**617.5**	704.5	144.0	239.3	152.0	38.6
	2,093.9	2,197.5	2,199.6	2,192.2	2,083.7	1,840.1
Total assets	**4,119.6**	4,104.0	3,980.5	3,873.8	4,158.0	3,576.6
Current liabilities						
Bank overdrafts	**–**	(107.1)	(107.1)	(4.1)	(8.3)	(4.3)
Other borrowings	**(8.8)**	(34.7)	(34.7)	(57.4)	(143.0)	(189.5)
Obligations under finance leases	**(0.5)**	(0.4)	–	–	–	–
Other current liabilities	**(1,712.1)**	(1,481.3)	(1,594.8)	(1,504.3)	(1,527.7)	(1,314.1)
Provisions	**(27.7)**	(7.0)	(7.0)	–	–	–
	(1,749.1)	(1,630.5)	(1,743.6)	(1,565.8)	(1,679.0)	(1,507.9)
Net current assets	**344.8**	567.0	456.0	626.4	404.7	332.2
Non-current liabilities						
Borrowings	**(301.1)**	(317.9)	(317.9)	(298.1)	(544.5)	(303.0)
Obligations under finance leases	**(100.1)**	(55.1)	–	–	–	–
Retirement benefit obligations	**(141.7)**	(186.5)	–	–	–	–
Other non-current liabilities	**(393.1)**	(455.3)	(436.1)	(505.6)	(540.2)	(494.7)
Provisions	**(10.8)**	(7.7)	(7.7)	(36.6)	(17.8)	(11.7)
	(946.8)	(1,022.5)	(761.7)	(840.3)	(1,102.5)	(809.4)
Total liabilities	**(2,695.9)**	(2,653.0)	(2,505.3)	(2,406.1)	(2,781.5)	(2,317.3)
Net assets	**1,423.7**	1,451.0	1,475.2	1,467.7	1,376.5	1,259.3
Equity shareholders' funds	**1,414.4**	1,408.7	1,432.9	1,428.0	1,337.1	1,223.7
Equity minority interests	**9.3**	42.3	42.3	39.7	39.4	35.6
Total equity	**1,423.7**	1,451.0	1,475.2	1,467.7	1,376.5	1,259.3

Notes:

(1) Comparatives for the 2001/02, 2002/03 and 2003/04 are presented under UK GAAP as previously reported and have not been restated for any new UK accounting standards which may now apply. The 2004/05 financial year has been presented in accordance with IFRS as well as UK GAAP as previously reported in order to highlight the transition from UK GAAP to IFRS.

(2) Underlying figures exclude the effects of discontinued operations and operations to be discontinued, acquired intangible amortisation, restructuring costs and other one off charges, profits on sale of investments and subsidiaries and net fair value remeasurement gains on financial instruments.

(3) Profit/(loss) on sale of investments includes profits on sales of subsidiaries and business assets.

(4) Adjusted diluted earnings per share is calculated using underlying earnings.

(5) Net cash generated from operations includes dividend payments to minority shareholders.

(6) Available net funds/(borrowings) comprise cash and cash equivalents, short term investments and borrowings and exclude funds held under trust in respect of customer support agreement liabilities.

(7) The presentation of both the income statement and the balance sheet differs from UK GAAP as discussed in note 33(i). Comparative figures for 2001/02, 2002/03 and 2003/04 have not been restated for such reclassifications which include intangible assets, short term investments, cash and cash equivalents and provisions.

Shareholder Information

Registered office
Maylands Avenue, Hemel Hempstead, Hertfordshire HP2 7TG. Registered No. 3847921. www.dsgiplc.com

Joint brokers
Citigroup Global Markets, JPMorgan Cazenove

Registrars and transfer office
Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Tel: 0870 162 3100
www.capitaregistrars.com

Shareholder enquiries and share dealing services
The Annual Report and Accounts and other information about the Group are available on the corporate website shown above. Shareholders can access shareholding details over the internet. The web address for our Registrars' site is shown above. As well as checking name, address and shareholding details in the Shareholder Help section, you can download change of address, dividend mandate and stock transfer forms. This is a secure site and the system will validate enquiries by requesting your Investor Code. This is a numerical account number shown on your share certificate and dividend tax counterfoil.

Shareholders are able to complete the proxy voting form in relation to the annual general meeting online through the Registrars' website. You will need to input your Investor Code, surname and postal code.

Online and telephone share dealing services are available through our Registrars, providing easy access and simple to use services. There is no need to pre-register and the facilities allow you to trade in "real time" and at a known price which will be given to you at the time you give your instruction. In order to deal via these facilities you will need your Investor Code (see above) as well as stating your surname, full postcode and date of birth. Details of the online dealing service are available on www.capitadeal.com and the telephone dealing service is on 0870 458 4577.

Cazenove operates a postal share dealing service for private investors who wish to buy or sell the Company's shares. Details are available from Cazenove. Tel: 020 7155 5328.

Dividend mandate
Shareholders who wish dividends to be paid directly into a bank or building society account should complete a dividend mandate form which can be obtained by contacting the Registrars or downloading it from their website (see above). This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures that your account is credited on the dividend payment date. Completed mandate forms should be received by the Registrars by 25 August 2006.

Consolidated tax voucher
For shareholders who receive dividends directly into their bank or building society account, we have introduced consolidated tax vouchers in respect of the current and subsequent tax years. This means that shareholders will NOT receive an individual tax voucher for the dividends payable in September 2006 and March 2007. Instead shareholders will receive a tax voucher in March 2007 containing details of all dividends paid and the related tax credits in the tax year ending 5 April 2007.

CREST

The Company's shares are traded on CREST. CREST is a voluntary system which enables shareholders to hold and transfer their shareholdings electronically rather than by paper. Shareholders holding shares in this way can opt to receive their dividends through the CREST system.

Capital gains tax

For the purpose of computing capital gains tax, the market value of an ordinary share in the Company on 31 March 1982 was 1.35 pence (adjusted for rights and capitalisation issues and the corporate restructuring effected on 7 March 2000).

Unsolicited mail

The Company is obliged to make its share register available to third parties on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the receipt of unsolicited mail you should write to:

The Mailing Preference Service, FREEPOST 22 London W1E 7ER or register on their website at www.mpsonline.org.uk

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme are available on the ShareGift internet site, www.sharegift.org.

Financial calendar

Final dividend record date	25 August 2006
Annual general meeting	6 September 2006
Payment of final dividend	29 September 2006
2006/07 interim results announcement	17 January 2007
Payment of 2006/07 interim dividend	March 2007

Alternative format

If you would like the Annual Report and Accounts or any other shareholder documentation in an alternative format, please send a request to diversity@dsgiplc.com or telephone 01727 204474 or minicom 01727 206753.

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DSG international plc
Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Tel 0870 850 3333
www.dsgiplc.com